     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 5, 1999



                                                      REGISTRATION NO. 333-63721

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-4

                             REGISTRATION STATEMENT

                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           ICN PHARMACEUTICALS, INC.
             (Exact Name of Registrant as Specified in Its Charter)

              DELAWARE                                   2834                                  33-0628076
    (State of Other Jurisdiction             (Primary Standard Industrial                   (I.R.S. Employer
  of Incorporation or Organization)           Classification Code Number)                Identification Number)

        3300 HYLAND AVENUE, COSTA MESA, CALIFORNIA 92626, (714) 545-0100 (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)
                            ------------------------

                              DAVID C. WATT, ESQ.
       EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY
                           ICN PHARMACEUTICALS, INC.
                               3300 HYLAND AVENUE
                  COSTA MESA, CALIFORNIA 92626 (714) 545-0100
      (Name, Address, Including Zip Code, and Telephone Number, Including
                 Area Code, of Registrants' Agent For Service)

                            ------------------------

                                WITH A COPY TO:
                              RONALD R. PAPA, ESQ.
                               PROSKAUER ROSE LLP
                                 1585 BROADWAY
                            NEW YORK, NEW YORK 10036
                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE


-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
TITLE OF EACH CLASS OF                                 PROPOSED MAXIMUM     PROPOSED MAXIMUM
SECURITIES                          AMOUNT TO BE        OFFERING PRICE          AGGREGATE            AMOUNT OF
TO BE REGISTERED                     REGISTERED            PER UNIT          OFFERING PRICE      REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------------
8 3/4% Series B Senior Notes
  Due 2008.....................     $325,000,000             100%             $325,000,000           $90,350*
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------



* $59,000 of such registration fee was previously paid by Registrant.

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED AUGUST 5, 1999

                               OFFER TO EXCHANGE
                                ALL OUTSTANDING
                          8 3/4% SENIOR NOTES DUE 2008

                  ($325,000,000 PRINCIPAL AMOUNT OUTSTANDING)

                                      FOR
                     8 3/4% SERIES B SENIOR NOTES DUE 2008
                                       OF

                           ICN PHARMACEUTICALS, INC.
                            ------------------------
                               THE EXCHANGE OFFER
                  WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME

                     ON             , 1999, UNLESS EXTENDED

                            ------------------------


     ICN Pharmaceuticals, Inc., a Delaware corporation ("ICN" or the "Company"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying letter of transmittal (the "Letter of Transmittal," and together with this Prospectus, the "Exchange Offer"), to exchange $1,000 principal amount of 8 3/4% Series B Senior Notes Due 2008 of ICN (the "1998 New Notes") for each $1,000 principal amount of the outstanding $200.0 principal amount of 8 3/4% Senior Notes Due 2008 of ICN issued on August 20, 1998 (the "1998 Old Notes") and each $1,000 principal amount of 8 3/4% Series B Senior Notes Due 2008 of ICN (the "1999 New Notes" and, together with the 1998 New Notes, the "New Notes") for each $1,000 principal amount of the outstanding $125.0 principal amount of 8 3/4% Senior Notes Due 2008 of ICN issued on July 20, 1999 (the "1999 Old Notes" and, together with the 1998 Old Notes, the "Old Notes"). The New Notes have been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Registration Statement (as defined herein) of which this Prospectus constitutes a part. Other than the issue dates and the original issue discount on the 1999 Old Notes, the form and terms of the 1998 Old Notes are identical in all material respects to the form and terms of the 1999 Old Notes and both the 1998 Old Notes and the 1999 Old Notes are governed by the Indenture. The New Notes and the Old Notes are collectively referred to herein as the "Notes."



     ICN will accept for exchange any and all Old Notes that are validly tendered on or prior to 5:00 p.m., New York City time, on the date the Exchange
Offer expires, which will be             , 1999, unless the Exchange Offer is
extended (the "Expiration Date"). Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the business day prior to the Expiration Date, unless previously accepted for payment. The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. However, the Exchange Offer is subject to certain conditions which may be waived by ICN and to the terms and provisions of the Registration Rights Agreement (as defined herein). See "The Exchange Offer." Old Notes may be tendered only in denominations of $1,000 and integral multiples thereof. ICN has agreed to pay the expenses of the Exchange Offer.


     The New Notes will be obligations of ICN entitled to the benefits of the Indenture (as defined herein) relating to the Old Notes. The Notes will rank pari passu in right of payment with all unsecured senior indebtedness and senior to all subordinated indebtedness of the Company. The Notes will be effectively subordinated to all secured indebtedness of the Company to the extent of the assets securing such indebtedness and will also be effectively subordinated to all indebtedness and other obligations of the Company's subsidiaries. The indenture permits the Company and its subsidiaries to incur additional indebtedness, subject to certain limitations. The form and terms of the New Notes are identical in all material respects to the form and terms of the Old Notes except that the New Notes have been registered under the Securities Act. Following the completion of the Exchange Offer, none of the Notes will be entitled to the benefits of the provisions of the Registration Rights Agreement relating to contingent increases in the interest rates provided for pursuant thereto. See "The Exchange Offer."


SEE "RISK FACTORS" BEGINNING ON PAGE 13 FOR A DISCUSSION OF CERTAIN FACTORS THAT
                 SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------


                THE DATE OF THIS PROSPECTUS IS           , 1999.

     Interest on each New Note will accrue from the last Interest Payment Date (as defined herein) on which interest was paid on the Old Note tendered in exchange therefor or, if no interest has been paid on such tendered Old Note, from August 20, 1998 with respect to the 1998 Old Notes and July 20, 1999 with respect to the 1999 Old Notes (as the case may be). Holders of Old Notes whose Old Notes are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on the Old Notes accrued from the last Interest Payment Date or August 20, 1998 with respect to the 1998 Old Notes and July 20, 1999 with respect to the 1999 Old Notes (as the case may be) to the date of the issuance of the New Notes. Interest on the New Notes is payable semi-annually on May 15 and November 15 of each year, accruing from the last Interest Payment Date or August 20, 1998 with respect to the 1998 Old Notes and July 20, 1999 with respect to the 1999 Old Notes (as the case may be) at a rate of 8 3/4% per annum.



     Prior to the date hereof, the Company's Exchange Offer Registration Statement relating to an exchange offer for the 1998 Old Notes had not been declared effective under the Securities Act. Under the provisions of the Registration Rights Agreement relating to such 1998 Old Notes, the Company continued to pay additional interest on such 1998 Old Notes until the date hereof.



     The Notes will mature on November 15, 2008, unless previously redeemed. The Company may redeem up to $70.0 million of the aggregate principal amount of the Notes in cash at its option at any time prior to November 15, 2001 at 108.75% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption, with the net proceeds of one or more Public Equity Offerings (as defined). Upon a Change of Control (as defined), the Company will be required to offer to repurchase the Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued interest thereon to the date of repurchase. The occurrence of such a Change in Control may also constitute a default under the Company's other debt instruments which may contain similar "change in control" provisions. Such debt instruments may not permit the repurchase of the Notes absent consent of the lenders thereunder in the event of a Change in Control. If a Change of Control were to occur, there can be no assurance that the Company would have sufficient assets to first satisfy its obligations under any other agreements relating to indebtedness, if accelerated, and then to repurchase all of the Notes that might be delivered by holders seeking to accept the Company's offer to repurchase the Notes. The indenture may not provide protection in the event of a highly leveraged transaction, including a reorganization, restructuring or merger that does not result in a Change of Control.



     The Notes will be general unsecured obligations of the Company. The Notes will rank pari passu in right of payment with all unsecured senior indebtedness of the Company, including its 9 1/4% Senior Notes due 2005, and senior to all subordinated indebtedness of the Company. The Notes will be effectively subordinated to all secured indebtedness of the Company to the extent of the assets securing such indebtedness and will also be effectively subordinated to all indebtedness and other obligations of the Company's subsidiaries. As of March 31, 1999, the Company had $11.1 million of secured indebtedness outstanding and its subsidiaries had aggregate indebtedness and other obligations of $72.6 million outstanding. The indenture governing the Notes will permit the Company and its subsidiaries to incur additional indebtedness, subject to certain limitations.


     Old Notes initially purchased by Qualified Institutional Buyers (as defined in Rule 144A under the Securities Act) were initially represented by a single, global Note in registered form, registered in the name of a nominee of The Depository Trust Company ("DTC"), as depositary. The New Notes exchanged for Old Notes represented by the global Note will be represented by a single, global New
Note in registered form, registered in the name of the nominee of DTC, unless the beneficial holders thereof request otherwise. The global New Note will be exchangeable, upon 10 days' prior written notice, for New Notes in registered form, in denominations of $1,000 and integral multiples thereof. See "Description of the New Notes -- Book-Entry Delivery and Form."

     Based on an interpretation of the Securities Act by the staff of the Securities and Exchange Commission (the "Commission") set forth in several no-action letters to third parties, and subject to the immediately following sentence, ICN believes that the New Notes issued pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by holders thereof without further compliance with the registration and prospectus delivery provisions of the Securities Act. However, any purchaser of Notes who is an "affiliate" as defined under Rule 405 of the Securities Act of ICN or who intends to participate in the Exchange Offer for the purpose of distributing the New Notes (i) will not be able to rely on the interpretation by the staff of the Commission set forth in the above referenced no-action letters,
(ii) will not be able to tender Old Notes in the Exchange Offer and (iii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the New Notes, unless such sale or transfer is made pursuant to an exemption from such requirements.

     Each holder of the Old Notes who wishes to exchange Old Notes for New Notes in the Exchange Offer will be required to make certain representations, including that (i) any New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of such holder's business, (ii) such holder has no arrangements with any person to participate in the distribution of such New Notes and (iii) such holder is not an "affiliate," as defined under Rule 405 of the Securities Act, of ICN or, if such holder is an affiliate, that such holder will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable. If the holder is not a broker-dealer, it will be required to represent that it is not engaged in, and does not intend to engage in, a distribution of New Notes. If the holder is a broker-dealer (a "Participating Broker-Dealer") that will receive New Notes for its own account in exchange for Old Notes that were acquired as a result of market-making activities or other trading activities, it will be required to acknowledge that it has no arrangements with any person to participate in the distribution of the New Notes and that it will deliver a prospectus in connection with any resale of such New Notes; however, by so acknowledging and by delivering a prospectus, such holder will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. The Commission has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to New Notes (other than a resale of an unsold allotment from the original sale of the Old Notes) with this Prospectus. Under the Registration Rights Agreement, ICN is required to allow Participating Broker-Dealers and other persons, if any, subject to similar prospectus delivery requirements to use this Prospectus in connection with the resale of such New Notes. A broker-dealer that purchased Old Notes from ICN may not participate in the Exchange Offer.

     ICN will not receive any proceeds from this offering, and no underwriter is being utilized in connection with the Exchange Offer.

     THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL ICN ACCEPT SURRENDERS FOR EXCHANGE FROM, HOLDERS OF OLD NOTES IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES OR BLUE SKY LAWS OF SUCH JURISDICTION.


     The New Notes will be new securities for which there currently is no market. Although Warburg Dillon Read LLC and Schroder & Co., Inc. have informed ICN that they currently intend to make a market in the New Notes, they are not obligated to do so, and any such market making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the New Notes. ICN does not intend to apply for listing of the New Notes on any securities exchange or for quotation through the National Association of Securities Dealers Automated Quotation System.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Available Information.......................................    i
Incorporation of Certain Documents by Reference.............   ii
Summary.....................................................    1
Risk Factors................................................   13
Use of Proceeds.............................................   21
Capitalization..............................................   22
Selected Financial Data.....................................   23
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   26
The Exchange Offer..........................................   44
Business....................................................   52
Management..................................................   64
Description of the New Notes................................   67
Book Entry; Delivery and Form...............................   89
Certain U.S. Federal Income Tax Consequences................   91
Plan of Distribution........................................   96
Legal Matters...............................................   96
Independent Public Accountants..............................   96
Index to Financial Statements...............................  F-1


                             AVAILABLE INFORMATION

     ICN is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission via EDGAR. Such reports, proxy statements and other information filed by ICN may be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices: Seven World Trade Center, 13th Floor, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information also may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Materials filed electronically with the Commission may also be accessed through the Commission's home page on the World Wide Web at http://www.sec.gov.

     This Prospectus constitutes a part of a registration statement (the "Registration Statement") filed via EDGAR by ICN with the Commission under the Securities Act. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information contained in the Registration Statement and the exhibits and schedules thereto and reference is hereby made to the Registration Statement and the exhibits and schedules thereto for further information with respect to ICN and the securities offered hereby. Statements contained herein concerning the provisions of any documents filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The following documents filed by the Company with the Commission pursuant to the Exchange Act, are incorporated in this Prospectus by reference as of their respective dates: (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1998, dated March 31, 1999, (ii) Quarterly Report on Form 10-Q for the three months ended March 31, 1999, dated May 14, 1999 and (iii) the description of the Common Stock and associated Preferred Stock Purchase Rights contained in the Registration Statement on Form 8-A, dated November 10, 1994. All reports and other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Notes shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such reports and other documents. Any statement contained herein or in a report or document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed report or document that is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


     The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

     No person has been authorized to give any information or make any representations other than those contained or incorporated by reference in this Prospectus and the accompanying letter of transmittal and, if given or made, such information or representations must not be relied upon as having been authorized by ICN or the exchange agent. Neither the delivery of this Prospectus or the accompanying letter of transmittal, or both together, nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the affairs of ICN since the date hereof. Neither this Prospectus nor the accompanying letter of transmittal, or both together, constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

     The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, on the request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits hereto, unless such exhibits are specifically incorporated by reference into such documents). Written requests for such copies should be directed to Corporate Secretary, ICN Pharmaceuticals, Inc., 3300 Hyland Avenue, Costa Mesa, California 92626. Telephone inquiries may be directed to Corporate Secretary, at
(714) 545-0100.

                                    SUMMARY

     This summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. Except as the context otherwise requires, as used in this Prospectus, all references to ICN or the Company include its subsidiaries.

                                  THE COMPANY


     ICN is a multinational pharmaceutical company that develops, manufactures, distributes and sells pharmaceutical, research and diagnostic products. In 1998, the Company had revenues of $838.1 million and a net loss of $352.1 million. For the three months ended March 31, 1999, the Company had revenues of $176.1 million and net income of $22.6 million. Based on the closing price of the Company's common stock on the New York Stock Exchange on August 3, 1999, the Company has an equity market capitalization of approximately $2.2 billion.


     ICN distributes and sells a broad range of prescription (or "ethical") and over-the-counter ("OTC") pharmaceutical and nutritional products in over 90 countries. These pharmaceutical products treat viral and bacterial infections, diseases of the skin, neuromuscular disorders, cancer, cardiovascular disease, diabetes and psychiatric disorders.


     The Company pursues a strategy of international expansion which includes:
(i) the acquisition of high margin products that complement existing product lines and can be introduced into additional markets to meet the specific needs of those markets; (ii) the consolidation of the Company's leadership position in Eastern Europe, including Russia; and (iii) the creation of a pipeline of new products through internal research and development, as well as strategic partnerships and licensing arrangements. The Company intends to continue its strategy of seeking acquisitions and other growth opportunities in North America and Western Europe, as well as in Eastern Europe (including Russia) and other emerging markets, such as China and Latin America.



     The Company currently operates nine pharmaceutical companies throughout Eastern Europe (including Russia) and, as measured by sales, the Company believes it is the largest pharmaceutical company in Eastern Europe (including Russia). Long term, the Company believes that as the standard of living (as a percentage of disposable income) rises, the rate of spending on health care will increase. Currently, the rate of per capita spending on pharmaceuticals in Eastern Europe is only 13% of such rate in Western Europe. The Company believes it has also established itself as the largest pharmaceutical company, as measured by sales, in Russia, a market that is expected to grow significantly over the next decade.



     ICN believes it is uniquely positioned to exploit certain opportunities that exist in the pharmaceutical industry. The Company is large enough to create the economies of scale required for an effective distribution network not enjoyed by smaller companies. The Company is also small enough to permit the lower product sales thresholds that achieve levels of profitability which cannot be realized under the production and marketing constraints of larger pharmaceutical companies. The Company has increased sales and profitability in part by acquiring high margin pharmaceutical products that complement its existing product lines. For example, in 1997 and 1998, the Company purchased from F. Hoffmann-La Roche Ltd. ("Roche") certain rights to 14 products (the "Roche Transactions"). Sales of these products contributed $132.7 million to the Company's 1998 revenues. See "Business."


     The Company's research and development activities are based upon the expertise accumulated in over 35 years of nucleic acids research focusing on the internal generation of novel molecules. The research and development function works closely with corporate marketing on a local, regional and worldwide basis. Consequently, the Company has entered into a number of licensing arrangements with other larger pharmaceutical companies, as well as strategic partnerships to develop its proprietary products.

     Among the Company's products is the broad spectrum antiviral agent ribavirin, which it markets in the United States, Canada and most of Europe under the Virazole(R) trademark. In 1995, the

Company entered into an Exclusive License and Supply Agreement, as amended in July 1998 (the "License Agreement"), and a Stock Purchase Agreement with a subsidiary of Schering-Plough Corporation (together with such subsidiary, "Schering-Plough") whereby Schering-Plough licensed all oral forms of ribavirin for the treatment of chronic hepatitis C in combination with Schering-Plough's alpha interferon (the "Combination Therapy"). The License Agreement provided the Company an initial non-refundable payment and future royalty payments to the Company from sales of ribavirin by Schering-Plough, including certain minimum royalty rates. As part of the initial License Agreement, the Company retained the right to co-market ribavirin capsules in the European Union under its trademark Virazole(R). Schering-Plough currently has exclusive marketing rights for oral forms of ribavirin for hepatitis C worldwide and is responsible for all clinical development and regulatory activities. In addition, Schering-Plough agreed to purchase up to $42.0 million in common stock of the Company upon achieving certain regulatory milestones and to date has purchased $27.0 million of common stock from the Company. In 1998, the Company sold to Schering-Plough its rights to co-market oral ribavirin for the treatment of hepatitis C in the European Union in exchange for increased royalty rates on sales of ribavirin worldwide.



  Royalty Revenues



     In June 1998, Schering-Plough received approval from the United States Food and Drug Administration ("FDA") to market the Combination Therapy under the brand name Rebetron(TM) for the treatment of chronic hepatitis C in patients with compensated liver disease who have relapsed following alpha interferon therapy and began selling the Combination Therapy in the United States. On June 16, 1998, Schering-Plough filed a supplemental New Drug Application ("NDA") with the FDA for Combination Therapy for the treatment of chronic hepatitis C in patients with compensated liver disease previously untreated with alpha interferon therapy (referred to as treatment-naive patients) and in December 1998, this supplemental NDA was approved by the FDA.



     In May 1999, the Company was informed that the European Union's (EU) Commission of the European Communities had granted marketing authorization to Rebetol(R) (ribavirin) capsules for use in combination with interferon alfa-2b injection (marketed as Intron(R) A in certain countries) for the treatment of both relapsed and treatment-naive HCV patients.



     Royalty revenues for the three months ended March 31, 1999 were $15.8 million compared to $1.0 million for the same period of 1998, reflecting the commencement of United States commercial sales of Rebetron(TM) by Schering-Plough subsequent to receipt of initial FDA approval in June 1998, as well as royalties on compassionate use sales outside the United States, primarily in Western Europe.



     The Company believes that the approval of the Combination Therapy for the treatment of chronic hepatitis C is important to the Company because of the potential size of the chronic hepatitis C market in the United States, Western Europe, Japan and other markets. According to the Centers for Disease Control and Prevention ("CDCP"), approximately four million Americans are chronically infected with the hepatitis C virus. Of these, 20%-50% are expected to develop liver cirrhosis, of which 20%-30% are expected to go on to develop liver cancer or liver failure requiring liver transplant. An equal or greater degree of disease prevalence is projected in Western Europe and Japan.


     Besides the use of ribavirin in the Combination Therapy, the Company markets ribavirin under its own trademark Virazole(R) for commercial sale in over 40 countries for one or more of a variety of viral infections, including respiratory syncytial virus ("RSV"). In the United States and Europe, Virazole(R) is approved for use in hospitalized infants and children with severe lower respiratory infections due to RSV. See "Risk Factors -- No Assurance of Successful Development and Commercialization of Future Products" and
"-- Government Regulation."

     In addition to its pharmaceutical operations, the Company also develops, manufactures and sells, through its wholly-owned subsidiary, ICN Biomedicals, Inc., a broad range of research products and related services, immunodiagnostic reagents and radiation monitoring services. The

Company markets these products internationally to major scientific, academic, health care and governmental institutions through catalog and direct mail marketing programs. ICN Biomedicals, Inc. accounted for approximately 7% of the Company's total 1998 revenues.



  ICN Yugoslavia



     On February 6, 1999, the government of the Federal Republic of Yugoslavia, acting through the Federal Ministry of Health and/or the Ministry of Health of Serbia, seized control of the Company's 75% owned subsidiary, ICN Yugoslavia. This action, based on a decision by the Ministry for Economic and Property Transformation that was reached on November 26, 1998, effectively reduced the Company's equity ownership of ICN Yugoslavia from 75% to 35%. The Ministry of Economic and Property Transformation decision was based on a unilaterally imposed recalculation of the Company's original capital contribution to ICN Yugoslavia. Subsequent to the seizure, the Commercial Court of Belgrade issued an order stating that a change in control had occurred. These actions were taken, contrary to Yugoslav law, without any notification to or representation by the Company. Since the change of control, representatives of the Company and ICN Yugoslavia's management have been denied access to the premises and any representation as to the management of ICN Yugoslavia. As a result of the Yugoslavian government's actions, the Company recorded a charge of $235.3 million in the fourth quarter of 1998, reflecting the write-off of all of the Company's investment in ICN Yugoslavia and related assets. On or about February 9, 1999, the Company commenced an action in the United States District Court for the District of Columbia against the Federal Republic of Yugoslavia ("FRY"), the Republic of Serbia and the State Health Fund of Serbia (the "State Fund") seeking damages in the amount of at least $500.0 million and declaratory relief arising out of the FRY's recent seizure of the Company's majority ownership interest in ICN Yugoslavia and the failure of the State Fund to pay ICN Yugoslavia for goods sold and delivered. See "Risk Factors -- Legal Proceedings."



  ICN Russia



     In August 1998, the Russian Central Bank announced that it was no longer able to support the ruble at its then-current exchange rate of approximately 6.3 rubles to $1, and that it would allow the ruble to fall as far as 9.5 rubles to $1. Subsequently, the ruble fell sharply and the Russian Central Bank was unable to support the ruble, even at the previously announced level. Since August 1998, there have been large fluctuations in exchange rates for the ruble and the value of the ruble has continued to decline in relation to the dollar, at times exceeding 25 rubles to $1, a decline of more than 75% from the ruble's mid-August 1998 level. As a result, the Company recorded a $53.8 million translation loss in 1998, related to its Russian operations. As of May 31, 1999, the Company had a net monetary asset position in Russia of approximately $9.7 million which is subject to loss in the event of a further decline in the value of the ruble. The Company's management continues to work to reduce its net monetary exposure, including the tightening of credit sales policies and increasing efforts to reduce accounts receivable, as well as to take steps to improve operating margins, such as improving product mix and expanding the retail pharmaceutical business. However, there can be no assurance that such efforts will be successful. See "Risk Factors -- Risk of Operations in Russia, Eastern Europe and China."



  Significant Acquisitions



     Effective October 1, 1998, the Company completed the acquisition of the worldwide rights (except India) to four products from Roche. The products include Dalmadorm, a sleep disorder drug; Fluor-Uracil, an oncology product; Librax, a treatment for gastrointestinal disorders; and Mogadon, a sleep disorder drug also used to treat epilepsy. Aggregate consideration for the products was $178.8 million, paid in a combination of $89.4 million in cash and 2,883,871 shares of the Company's common stock, valued at $89.4 million. Under the terms of the Company's agreement with Roche, the Company has guaranteed to Roche a per share price initially at $31.00, increasing at a rate of 6% per annum through December 31, 2000. If Roche sells any of the shares prior to December 31, 2000, the Company is entitled to one-half of any proceeds realized by Roche in excess of the guaranteed price. If the market price of the Company's common stock is below the guaranteed price at the end of the guarantee period, the Company will be required to satisfy the aggregate guarantee amount by payment to Roche in cash or, in certain circumstances, in additional shares of the Company's common stock.



     In October 1998, the Company entered into agreements with Senetek plc under which it obtained the rights to market certain products, including worldwide rights to market Kinetin(R) (marketed by the Company as Kinerase(R)), a skin cream to help reduce signs of aging, through physicians and pharmacies. The Company will market this product primarily through its existing North American and Western Europe operations. In October 1998, in Latin America the Company acquired the rights to market three products from SmithKline Beecham plc ("SKB") in order to complement its existing product lines and increase its market presence in Latin America.


                            ------------------------




     The Company's principal executive offices are located at 3300 Hyland Avenue, Costa Mesa, California and its telephone number is (714) 545-0100.

                           OFFERING OF THE OLD NOTES


     On August 20, 1998, ICN completed the private sale to Schroder & Co., Inc. and Warburg Dillon Read LLC (the "1998 Initial Purchasers") of $200.0 million principal amount of the 1998 Old Notes with net proceeds to ICN of approximately $190.1 million. The 1998 Initial Purchasers resold the 1998 Old Notes to a limited number of qualified institutional buyers at an initial price to investors of 98.326% of the principal amount thereof (the "1998 Offering"). On July 20, 1999, ICN completed the private sale to Warburg Dillon Read LLC and Schroder & Co., Inc. (the "1999 Initial Purchasers" and, together with the 1998 Initial Purchasers, the "Initial Purchasers") of an additional $125 million principal amount of the 1999 Old Notes with net proceeds to ICN of approximately $119.1 million. The 1999 Initial Purchasers resold the 1999 Old Notes to a limited number of qualified institutional buyers at an initial price to investors of 96.899% of the principal amount thereof (the "1999 Offering," and together with the 1998 Offering, the "Offering"). The Offering was a private placement transaction exempt from the registration requirements of the Securities Act pursuant to Rule 144A and Section 4 thereof.


                               THE EXCHANGE OFFER


     The Exchange Offer relates to the exchange of up to $325.0 million aggregate principal amount of Old Notes for up to an equal aggregate principal amount of New Notes. The New Notes will be obligations of ICN entitled to the benefits of the Indenture (as defined herein) relating to the Old Notes. The form and terms of the New Notes are identical in all material respects to the form and terms of the Old Notes except that the New Notes have been registered under the Securities Act. Following the completion of the Exchange Offer, none of the Notes will be entitled to the benefits of the provisions of the Registration Rights Agreement relating to contingent increases in the interest rates provided for pursuant thereto. See "Description of the New Notes."



THE EXCHANGE OFFER............   $1,000 principal amount of New Notes will be
                                 issued in exchange for each $1,000 principal amount of Old Notes validly tendered pursuant to the Exchange Offer. As of the date hereof, $325.0 million in aggregate principal amount of Old Notes are outstanding. ICN will issue the New Notes to tendering holders of Old Notes on or promptly after the Expiration Date.


RESALE........................   ICN believes that the New Notes issued pursuant
                                 to the Exchange Offer generally will be freely transferable by the holders thereof without registration or any prospectus delivery requirement under the Securities Act, except that any of its "affiliates" or "dealers," as such terms are defined under the Securities
                                 Act, that exchange Old Notes held for their own account (a "Restricted Holder") may be required to deliver copies of this Prospectus in connection with any resale of the New Notes issued in exchange for such Old Notes (the
                                 "Prospectus Delivery Requirement"). A broker-dealer will be required to acknowledge that it has no arrangements with any person to participate in the distribution of the New
                                 Notes and that it will deliver a prospectus in connection with the sale of such New Notes. A broker-dealer that purchased Old Notes from ICN may not participate in the Exchange Offer. See
                                 "The Exchange Offer -- General" and "Plan of
                                 Distribution."


EXPIRATION DATE...............   5:00 p.m., New York City time, on
                                                     , 1999, unless the Exchange
                                 Offer is extended, in which case the term
                                 "Expiration Date" means the latest date and time to which the Exchange Offer is extended. See "The
                                 Exchange Offer -- Expiration Date; Extensions;
                                 Amendments."


ACCRUED INTEREST ON THE NEW
  NOTES AND THE OLD NOTES.....   Interest on each New Note will accrue from the
                                 last Interest Payment Date on which interest was paid on the Old Note tendered in exchange therefor or, if no interest has been paid on such tendered Old Note, from August 20, 1998 with respect to the 1998 Old Notes and July 20, 1999 with respect to the 1999 Old Notes (as the case may be). Holders of Old Notes whose Old
                                 Notes are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on such Old Notes accrued from the last Interest Payment Date or August 20, 1998 with respect to the 1998 Old
                                 Notes and July 20, 1999 with respect to the 1999 Old Notes (as the case may be) to the date of the issuance of the New Notes. Consequently, holders who exchange their Old Notes for New
                                 Notes will receive the same interest payment on the same Interest Payment Date that they would have received had they not accepted the Exchange Offer. See "The Exchange
                                 Offer -- Interest on the New Notes."


TERMINATION OF THE EXCHANGE
OFFER.........................   ICN may terminate the Exchange Offer if it
                                 determines that its ability to proceed with the Exchange Offer could be materially impaired due to any legal or governmental action, any new law, statute, rule or regulation or any interpretation of the staff of the Commission of any existing law, statute, rule or regulation. Holders of Old Notes will have certain rights against ICN under the Registration Rights Agreement if ICN fails to consummate the Exchange Offer. See "The
                                 Exchange Offer -- Termination." No federal or state regulatory requirements must be complied with or approvals obtained in connection with the Exchange Offer, other than applicable requirements under federal and state securities laws.

PROCEDURES FOR TENDERING OLD
  NOTES.......................   Each holder of Old Notes wishing to accept the
                                 Exchange Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with the Old Notes to be exchanged and any other required documentation, to United States Trust Company of New York, as
                                 Exchange Agent, at the address set forth herein and therein or effect a tender of Old Notes pursuant to the procedures for book-entry transfer as provided for herein. See "The
                                 Exchange Offer -- Procedures for Tendering."

SPECIAL PROCEDURES FOR
BENEFICIAL HOLDERS............   Any beneficial holder whose Old Notes are
                                 registered in the name of his broker, dealer, commercial bank, trust company or other nominee and who wishes to tender in the Exchange Offer should contact such registered holder promptly and instruct such registered holder to tender on his behalf. If such beneficial holder wishes to tender on his own behalf, such beneficial holder must, prior to completing and executing the Letter of Transmittal and delivering his Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such holder's name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time. See "The Exchange
                                 Offer -- Procedures for Tendering."

GUARANTEED DELIVERY
PROCEDURES....................   Holders of Old Notes who wish to tender their
                                 Old Notes and whose Old Notes are not
                                 immediately available or who cannot deliver their Old Notes (or who cannot complete the procedure for book-entry transfer on a timely basis) and a properly completed Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date may tender their Old Notes according to the guaranteed delivery procedures set forth in "The Exchange
                                 Offer -- Guaranteed Delivery Procedures."

WITHDRAWAL RIGHTS.............   Tenders of Old Notes may be withdrawn at any
                                 time prior to 5:00 p.m., New York City time, on the business day prior to the Expiration Date, unless previously accepted for exchange. See
                                 "The Exchange Offer -- Withdrawal of Tenders."

ACCEPTANCE OF OLD NOTES AND
  DELIVERY OF NEW NOTES.......   Subject to certain conditions (as summarized
                                 above in "Termination of the Exchange Offer" and described more fully in "The Exchange
                                 Offer -- Termination"), ICN will accept for exchange any and all Old Notes which are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date. The New Notes issued pursuant to the Exchange Offer will be delivered promptly following the Expiration Date. See
                                 "The Exchange Offer -- General."

CERTAIN TAX CONSEQUENCES......   The exchange pursuant to the Exchange Offer
                                 will generally not be a taxable event for federal income tax purposes. See "Certain U.S.
                                 Federal Income Tax Consequences."

EXCHANGE AGENT................   The United States Trust Company of New York,
                                 the Trustee under the Indenture, is serving as exchange agent (the "Exchange Agent") in connection with the Exchange Offer. The mailing address of the Exchange Agent is: United States
                                 Trust Company of New York, P.O. Box 843, Cooper
                                 Station, New York, NY 10276, Attention:
                                 Corporate Trust Services; and deliveries by overnight courier should be addressed to United
                                 States Trust Company of New York, 770 Broadway,
                                 13th floor, New York, NY 10003, Attention:
                                 Corporate Trust Services. For information with respect to the Exchange Offer, the telephone number for the Exchange Agent is (800) 548-6565 and the facsimile number for the Exchange Agent is (212) 780-0592.


USE OF PROCEEDS...............   There will be no cash proceeds payable to ICN
                                 from the issuance of the New Notes pursuant to the Exchange Offer. The Company has used and intends to use the net proceeds from the sale of the 1998 Old Notes for the cash portion of the purchase price of the acquisition of businesses and products and the net proceeds from the sale of the 1999 Old Notes to repay subsidiary debt and other debt. Currently, the Company has no firm commitment or other agreement, arrangement or understanding with respect to any such acquisition. The remainder of the net proceeds from the Offering will be used for general corporate purposes, including other potential acquisitions of businesses, minority interests and capital expenditures.

                                 THE NEW NOTES


NOTES OFFERED.................   $325.0 million aggregate principal amount of
                                 8 3/4% Senior Notes due 2008.


MATURITY......................   November 15, 2008.

INTEREST PAYMENT DATES........   May 15 and November 15 of each year, commencing
November 15, 1998.


RANKING.......................   The Notes will be general unsecured obligations
                                 of the Company. The Notes will rank pari passu in right of payment with all unsecured senior indebtedness of the Company, including its 9 1/4% Senior Notes due 2005, and senior to all subordinated indebtedness of the Company. The
                                 Notes will be effectively subordinated to all secured indebtedness of the Company to the extent of the assets securing such indebtedness and will also be effectively subordinated to indebtedness and other obligations of the Company's subsidiaries. As of March 31, 1999, the Company had $11.1 million of secured indebtedness outstanding and its subsidiaries had aggregate indebtedness and other obligations of $72.6 million outstanding. The
                                 Indenture governing the Notes permits the Company and its subsidiaries to incur additional indebtedness, subject to certain limitations. See "Risk Factors -- Ranking of the Notes; Subsidiary Operations" and
                                 "Description of the New Notes."


OPTIONAL REDEMPTION...........   The Company may redeem up to $70.0 million of
                                 the aggregate principal amount of the Notes in cash at its option at any time prior to November 15, 2001 at 108.75% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption, with the net proceeds of one or more Public
                                 Equity Offerings (as defined).
                                 See "-- Description of the New
                                 Notes -- Optional Redemption."

CHANGE OF CONTROL.............   Upon a Change of Control, the Company will be
                                 required to offer to repurchase the Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase.
                                 See "Description of the New Notes -- Change of
                                 Control."


CERTAIN COVENANTS.............   The Indenture contains certain covenants with
                                 respect to the Company and its Restricted
                                 Subsidiaries (as defined), which restrict, among other things, (a) the incurrence of additional indebtedness, (b) the payment of dividends and other restricted payments, (c) the creation of certain liens, (d) the sale of assets, (e) certain payment restrictions affecting Restricted Subsidiaries, (f) transactions with affiliates and (g) the issuance of capital stock by Restricted
                                 Subsidiaries. The Indenture also restricts the Company's ability to consolidate or merge with or into, or to transfer all or substantially all of its assets to, another person. See
                                 "Description of the New Notes -- Certain
                                 Covenants."



REGISTRATION RIGHTS...........   Pursuant to a Registration Rights Agreement
                                 (the "Registration Rights Agreement") between the Company and the

                                 Initial Purchasers, the Company agreed to file by the 30th day following the date of closing of each of the 1998 Offering and the 1999 Offering (each, an "Issue Date") a registration statement (the "Exchange Offer Registration Statement") with respect to an offer to exchange the Notes for a new issue of debt securities of the Company registered under the Securities Act with terms (other than restrictions on transfer as set forth in "Notice to Investors") substantially identical to those of the Notes and to use its best efforts to cause the Exchange Offer Registration Statement to become effective by the 150th day following the Issue Date and, upon becoming effective, to commence the Exchange Offer and cause the same to remain open for acceptance for not less than 20 business days after the date of commencement. Subject to certain exceptions, if the Exchange Offer is not consummated within 180 days after the Issue Date or, under certain circumstances, if the Initial Purchasers so request, the Company will file and use its best efforts to cause to be declared effective a shelf registration statement (the "Shelf Registration Statement") with respect to resales of the Notes from time to time and will use its best efforts to keep such registration statement effective until two years after the Issue Date. Subject to certain exceptions, if the Exchange Offer Registration Statement or the Shelf Registration Statement is not filed or declared effective or ceases to be effective or the Exchange Offer is not consummated within the applicable time periods related thereto (each, a "Registration Default"), the interest rate borne by the Notes shall be increased by 0.50% per annum for the 90-day period following such Registration Default. Such interest rate will increase by an additional 0.25% per annum at the beginning of each subsequent 90-day period, up to a maximum aggregate increase of 1.0% per annum. From and after the date that all Registration Defaults have been cured, the Notes will bear interest at the rate set forth on the cover page of this Prospectus.


TRADING.......................   The Old Notes have been designated for trading
                                 in the Private Offerings, Resales and Tradings through Automated Linkages ("PORTAL") Market.
                                 The New Notes will not be eligible for trading on PORTAL.

RISK FACTORS..................   Potential investors in the Notes should
                                 carefully consider the matters set forth under the caption "Risk Factors" prior to making an investment decision with respect to the Notes.

                        SUMMARY SELECTED FINANCIAL DATA


     The following table sets forth summary selected historical and other data of the Company on a consolidated basis for each of the years in the five year period ended December 31, 1998 and the unaudited three month periods ended March 31, 1999 and 1998. The summary selected historical financial data for each of the years in the five year period ended December 31, 1998 were derived from the audited consolidated financial statements of the Company. The summary selected historical financial data as of March 31, 1999 and for the three month periods ended March 31, 1999 and 1998 were derived from the unaudited consolidated condensed financial statements of the Company included elsewhere in this Prospectus. In the opinion of management, such unaudited consolidated financial statements include all adjustments (consisting of only normal recurring items) necessary for a fair presentation of the financial condition and results of operations of the Company for such periods. Operating results for the three months ended March 31, 1999 are not necessarily indicative of the results that may be expected for the full year. The trends in the Company's sales and net income are affected by several business combinations completed in fiscal years 1995 through 1998. See "Business." The information contained in this table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's historical consolidated financial statements, including the notes thereto, included elsewhere in this Prospectus.



                                                                                             THREE MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,                       MARCH 31,
                                     -----------------------------------------------------   -------------------
                                       1994       1995        1996       1997       1998       1998       1999
                                     --------   ---------   --------   --------   --------   --------   --------
                                                               (DOLLARS IN THOUSANDS)            (UNAUDITED)
STATEMENTS OF OPERATIONS -
  CONSOLIDATED:
Product sales......................  $366,851   $ 507,905   $614,080   $752,202   $800,639   $239,796   $160,246
Royalties..........................        --          --         --         --     37,425      1,000     15,828
                                     --------   ---------   --------   --------   --------   --------   --------
Total revenues.....................   366,851     507,905    614,080    752,202    838,064    240,796    176,074
Gross profit -- product sales......   183,905     301,856    322,273    400,224    447,039    131,827     93,850
Income (loss) from
  operations(1)(2).................  (165,172)     93,166    114,113    125,298   (289,568)    52,186     44,774
Interest expense...................     9,317      22,889     15,780     22,849     38,069      6,614     13,100
Net income (loss)(1)(2)............  (183,581)     67,337     86,928    113,924   (352,074)    33,948     22,619



                                                            DECEMBER 31,
                                       ------------------------------------------------------   MARCH 31,
                                         1994       1995       1996       1997        1998         1999
                                       --------   --------   --------   --------   ----------   ----------
BALANCE SHEET DATA:
Working capital.....................   $137,802   $190,802   $306,764   $585,606   $  236,994   $  260,713
Total assets........................    441,473    518,298    778,651   1,491,745   1,356,396    1,355,117
Total debt..........................    215,005    166,269    195,681    348,206      556,489      555,601
Stockholders' equity................     88,908    162,172    315,350    796,328      586,164      608,993



                                                                                             THREE MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,                       MARCH 31,
                                     -----------------------------------------------------   -------------------
                                       1994       1995        1996       1997       1998       1998       1999
                                     --------   ---------   --------   --------   --------   --------   --------
                                                               (DOLLARS IN THOUSANDS)
OTHER DATA -- CONSOLIDATED:
Depreciation and amortization......  $  9,248   $  13,814   $ 17,936   $ 28,753   $ 51,096   $ 11,602   $ 15,460
Cash flows provided by (used in):
  Operating activities.............    42,557      79,326    (25,548)     9,315      9,624    (17,042)     3,728
  Investing activities.............   (11,390)    (47,025)   (41,962)  (100,096)  (295,046)   (64,023)   (13,913)
  Financing activities.............    (2,919)    (50,518)    82,680    262,675    186,019       (517)    16,788
Ratio of earnings to fixed
  charges(3)(4)(5).................      6.5x        4.4x       5.9x       4.5x         --       6.2x       3.0x
Pro forma ratio of earnings to
  fixed charges(3)(4)(5)(6)........                                                     --       5.3x       2.7x

---------------

NOTES TO SUMMARY SELECTED FINANCIAL DATA:


(1) As discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations," the merger of ICN and its predecessor companies in 1994 resulted in $221.0 million being ascribed to purchased research and development for which no alternative use existed and was written-off immediately. This write-off was a one-time, non-cash charge. Net income, excluding this one-time write-off, was $37.4 million in 1994.



(2) As a result of recent political and economic events in Eastern Europe, including the Yugoslavian government's seizure of the Company's Yugoslavian operations effective November 26, 1998, the Company has recorded Eastern European charges totaling $451.0 million in the year ended December 31, 1998. Of this amount, $440.8 million is included in operating expenses, representing the write-off of the Company's investment in Yugoslavia and related assets ($235.3 million), provisions for losses on accounts and notes receivable (including accounts and notes receivable from the Yugoslavian government) ($203.5 million) and the write-off of certain investments ($2.0 million). The losses related to Eastern Europe also include reductions in the value of certain inventories ($6.1 million) and a charge against interest ($4.1 million). As a result of the seizure of the Company's Yugoslavian operation, the Company deconsolidated the financial statements of ICN Yugoslavia and is currently accounting for its ongoing investments using the cost method. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Eastern European Developments."



(3) Fixed charges consist of interest expense and capitalized interest.



(4) For purposes of determining the ratio of earnings to fixed charges, earnings consist of income before minority interests, provision (benefit) for income taxes, write-off of purchased research and development, and interest expense.



(5) For the year ended December 31, 1998, the Company had a deficiency of earnings compared to its fixed charges of $398.6 million and on a pro forma basis the Company had a deficiency of earnings compared to its fixed charges of $404.4 million.



(6) The pro forma ratios reflect the Offering of $125.0 million principal amount of 8 3/4% Senior Notes as if it had occurred on January 1, 1998 at an annual effective interest rate of approximately 9.38% (coupon rate of 8.75%). Accordingly, the pro forma ratios for the year ended December 31, 1998 and for the three months ended March 31, 1998 and 1999, respectively, include adjustments of $11.7 million, $2.9 million, and $2.9 million to interest expense, which include amortization of the debt discount of $3.9 million and deferred loan issuance costs of approximately $3.5 million. The pro forma ratios also reflect the repayment of existing debt totalling $83.6 million as if it had occurred on January 1, 1998. Such debt bears interest at rates ranging from 3.9% to 21.0%. In the computation of the pro forma ratios, interest expense for the year ended December 31, 1998 and for the three months ended March 31, 1998 and 1999 has been reduced by $6.0 million, $1.5 million and $1.5 million, respectively.

                                  RISK FACTORS


     The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. The following factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this Prospectus, including, without limitation, in "Risk Factors," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." When used in this Prospectus and the documents incorporated by reference herein, the words "estimate," "project," "anticipate," "expect," "intend," "believe," "plan" and similar expressions are intended to identify forward-looking statements. In addition, prospective investors should consider carefully the following factors in connection with any investment decision made with respect to the Notes.


CONSEQUENCES OF FAILURE TO EXCHANGE

     Untendered Old Notes not exchanged for New Notes pursuant to the Exchange Offer remain subject to the existing restrictions upon transfer of such Old Notes. Additionally, holders of any Old Notes not tendered in the Exchange Offer prior to the Expiration Date will not be entitled to require ICN to file the Shelf Registration Statement and the stated interest rate on such Old Notes will remain at its initial level of 8 3/4%.

INDEBTEDNESS AND OTHER OBLIGATIONS OF THE COMPANY


     As of March 31, 1999, including the Offering, the Company had outstanding total debt of $555.6 million. Subject to the restrictions in the indenture (the "1997 Indenture") governing the Company's 9 1/4% Senior Notes due 2005 (the
"9 1/4% Senior Notes") and the Indenture, the Company may incur additional indebtedness from time to time to finance working capital needs, acquisitions, capital expenditures or other purposes. See "Capitalization." There can be no assurance that financing will continue to be available on terms acceptable to the Company or at all. In the absence of such financing, the Company's ability to respond to changing business and economic conditions, to fund scheduled investments and capital expenditures, to make future acquisitions or developments and to absorb negative operating results may be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


     The Indenture and the 1997 Indenture contain, and other debt instruments of the Company may in the future contain, a number of significant covenants that, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness, repay other indebtedness or amend other debt instruments, pay dividends, create liens on assets, enter into investments or acquisitions, engage in mergers or consolidations, make capital expenditures or engage in certain transactions with subsidiaries and affiliates, and otherwise restrict certain corporate activities.

     The Company's ability to comply with the covenants contained in the Indenture and other debt instruments of the Company may be affected by events beyond its control, including prevailing economic, financial and industry conditions. The breach of any of such covenants or restrictions could result in a default under the Indenture and/or such other debt instruments, which would permit the holders of the Notes or such other lenders, as the case may be, to declare all amounts borrowed thereunder to be due and payable, together with accrued and unpaid interest, and any commitments of the other lenders to make further extensions of credit under such other debt instruments could be terminated. If the Company were unable to repay its indebtedness to its secured lenders, such lenders could proceed against the collateral securing such indebtedness.

RANKING OF THE NOTES; SUBSIDIARY OPERATIONS

     The Notes are general unsecured obligations of the Company. The Notes rank pari passu in right of payment of principal, premium, if any, and interest on, and any other amounts owing in respect of, the Notes with other unsecured senior indebtedness of the Company, including the 9 1/4%

Senior Notes, and will be effectively subordinated to all secured indebtedness of the Company to the extent of the assets securing such indebtedness. As of March 31, 1999, the Company had approximately $11.1 million of secured indebtedness collateralized by certain properties of the Company. Additionally, the Indenture governing the Notes permits the Company to incur Senior Bank Debt (as defined)of up to $50.0 million (or, if greater, 80% of certain receivables plus 60% of inventory) which may be collateralized by inventories, receivables and other assets of the Company. In the event of the bankruptcy, liquidation, dissolution, reorganization or other winding up of the Company, the assets of the Company which collateralize secured indebtedness will be available to pay obligations on the Notes only after the respective secured indebtedness of the Company has been paid in full. See "Description of the New Notes."



     Some of the Company's United States operations and all of its foreign operations are conducted through subsidiaries. Such subsidiaries have not guaranteed or otherwise become obligated with respect to the Notes. The Notes will be therefore effectively subordinated to all indebtedness and other obligations of such subsidiaries with respect to the assets of such subsidiaries. As of March 31, 1999, the Company's subsidiaries had aggregate indebtedness and other obligations of approximately $72.6 million. Claims of creditors of the Company's subsidiaries, including trade creditors, will generally have priority as to the assets of such subsidiaries over the claims of the Company and the holders of the Company's indebtedness, including the Notes.


DEPENDENCE ON FOREIGN OPERATIONS


     Approximately 77% and 67% of the Company's revenues for 1998 and the three months ended March 31, 1999, respectively, were generated from operations outside the United States. The Company operates both directly and through distributors in North America, Latin America (principally Mexico), Western Europe and Eastern Europe and through distributors elsewhere in the world. Foreign operations are subject to certain risks inherent in conducting business abroad, including possible nationalization or expropriation, price and exchange controls, limitations on foreign participation in local enterprises, health care regulations and other restrictive governmental actions. Changes in the relative values of currencies take place from time to time and may materially affect the Company's results of operations. Their effects on the Company's future operations are not predictable. The Company does not currently have a hedging program to protect against foreign currency exposure and, in certain of the countries in which the Company operates, no effective hedging program is available.



RISK OF OPERATIONS IN RUSSIA, EASTERN EUROPE AND CHINA



     The Company has invested a total of approximately $30.0 million for majority interests in five pharmaceutical companies and two distribution companies located in Russia and is obligated to invest an additional $20.0 million as part of the original acquisition agreements. The Company plans to continue to invest in Russia to maintain the quality of its existing asset base and improve profitability. Any additional potential investments will be primarily funded by cash flow generated by operations in Russia and subject to review on a project by project basis. Such review will consider the current economic conditions in existence at the time as well as customary financial review.



     The Russian economy has experienced significant volatility since September 1998. In response to worsening liquidity and declining currency reserves, the Russian government has continued to seek international financial assistance. The International Monetary Fund has continued to work with the Russian Government to extend and improve its financial assistance program in an effort to support the value of the ruble. In August 1998, the Russian government and the Russian Central Bank were no longer able to support the ruble at its then-current exchange rate of approximately 6.3 rubles to $1. Subsequently, the ruble fell sharply and there have been large fluctuations in exchange rates for the ruble. At March 31, 1999 the exchange rate was approximately 24.2 rubles to $1, a decline of approximately 75% from the ruble's March 1998 level. As a result of the decline in the ruble exchange rate, the Company recorded a foreign currency translation loss of $53.8 million related to its Russian operations in the year ended December 31, 1998.



     As of May 31, 1999, the Company had a net monetary asset position in Russia of approximately $9.7 million which is subject to loss in the event of a further decline in the value of the ruble. Due to the extremely large fluctuation in the ruble exchange rate, the ultimate amount of the foreign exchange loss the Company will incur cannot presently be determined and such loss may have a material adverse effect on the Company's financial position and results of operations.



     In July 1998, the Company acquired VUAB, a manufacturing and research facility located in a suburb of Prague in the Czech Republic, for approximately $17.9 million. Since October 1997, the Company has invested approximately $53.6 million, and 48,000 shares of Common Stock valued at $1.7 million for an 89% interest in Polfa Rzeszow, S.A. ("Rzeszow"), a pharmaceutical company located in Poland, and has committed to invest an additional $2.6 million by the end of 1999, which will give the Company a 90% interest in Rzeszow. In January 1997, ICN China, Inc. ("ICN China"), a wholly-owned subsidiary of the Company, commenced operations of a pharmaceutical company under a joint venture with Jiangsu Provincial Wuxi Pharmaceutical Corporation, a Chinese state-owned pharmaceutical corporation. Under the agreement, ICN China agreed to invest an aggregate of $24.0 million in cash over three years, primarily for the construction of a new pharmaceutical production plant and the purchase of related machinery and equipment, of which $3.6 million has been invested to date. Although the Company believes that investment in Russia, Eastern Europe, China and other emerging markets offers access to growing world markets, the economic and political conditions in such countries are uncertain. Foreign operations are subject to certain risks inherent in conducting business abroad, including possible nationalization or expropriation, price and exchange controls, devaluation of currencies, limitations on foreign participation in local enterprises, health care regulations and other restrictive governmental actions. See "-- Dependence on Foreign Operations."


NO ASSURANCE OF SUCCESSFUL DEVELOPMENT AND COMMERCIALIZATION OF FUTURE PRODUCTS

     The Company's future growth will depend, in large part, upon its ability to develop or obtain and commercialize new products and new formulations of or indications for current products. The Company is engaged in an active research and development program involving compounds owned by the Company or licensed from others which the Company may, in the future, desire to develop commercially. Although the Company has received certain regulatory approvals with respect to oral ribavirin for treatment of chronic hepatitis C in combination with Schering-Plough Corporation's (together with all of its subsidiaries, "Schering-Plough") alpha interferon (the "Combination Therapy"), there can be no assurance that the Company will be able to develop or acquire new products, obtain regulatory approvals to use such products for proposed or new clinical indications in a timely manner, manufacture its potential products in commercial volumes or gain market acceptance for such products. It may be desirable that the Company enter into other licensing arrangements, similar to its arrangement with Schering-Plough regarding ribavirin, with other pharmaceutical companies in order to market effectively any new products or new indications for existing products. There can be no assurance that the Company will be successful in entering into such licensing arrangements on terms favorable to the Company or at all. See "-- Limited Patent Protection";
"-- Government Regulation"; "Business"; "Business -- Marketing and Customers"; "Business -- Government Regulation"; and "Business -- Research and Development."

LIMITED PATENT PROTECTION


     The Company may be dependent on the protection afforded by its patents relating to ribavirin and no assurance can be given as to the breadth or degree of protection which these patents will afford the Company. The Company has patent rights in the United States expiring in July 1999 relating to the use of ribavirin to treat specified viral diseases. Revenues in 1998 from the sale of products for the uses covered by such patent rights were approximately $3.1 million. Also, the

Company has received an extension under the Drug Price Competition and Patent Term Restoration Act of 1984 (the "Waxman-Hatch Act") providing for the award of exclusivity for a period of three years from the date of approval of New Drugs Applications ("NDA") containing significant new clinical studies for products whose patent protection would otherwise expire. The United States Food and Drug Administration (the "FDA") Modernization Act of 1997 provides for the award of six months of additional exclusivity following the submission to the FDA of data from appropriate studies in pediatric patients. Studies that qualify under this provision are planned. However, there can be no assurance that such development will be successful, that such approval will be obtained or that such additional award of exclusivity will be granted. The Company has patents in certain foreign countries, including Japan, covering the antiviral use of ribavirin, for which coverage and expiration varies and which patents expire at various times through June 2005. The Company has no, or limited, patent rights relating to the antiviral use of ribavirin in certain foreign countries where ribavirin is currently, or in the future may be, approved for commercial sale, including countries in the European Union. However, the Combination Therapy was granted a favorable review classification through the Concertation Procedure adopted by the EMEA ("Concertation Procedure") process for regulatory approval within the European Union. As a result, upon approval to market the Combination Therapy, the data submitted to obtain such approval cannot be referenced in support of another's application to register a competing product for the approved indications for a period of no less than six and not more than ten years. Any such application must be on the basis of independently generated data of substantially equal quality, thus providing a significant barrier to entry for any generic substitutes of the Combination Therapy in the European Union. There can be no assurance that the loss of the Company's patent rights with respect to ribavirin upon expiration of the Company's patent rights in the United States, Europe and elsewhere will not result in competition from other drug manufacturers or will not otherwise have a significant adverse effect upon the business and operations of the Company.


     Marketing approvals in certain foreign countries provide an additional level of protection for products approved for sale in such countries. As a general policy, the Company expects to seek patents, where available, on inventions concerning novel drugs, techniques, processes or other products which it may develop or acquire in the future. However, there can be no assurance that any patents applied for will be granted, or that, if granted, they will have commercial value or as to the breadth or the degree of protection which these patents, if issued, will afford the Company. The Company intends to rely substantially on its unpatented proprietary know-how, but there can be no assurance that others will not develop substantially equivalent proprietary information or otherwise obtain access to the Company's know-how. Patents for pharmaceutical compounds are not available in certain countries in which the Company markets its products. See "Business -- Licenses, Patents and Trademarks (Proprietary Rights)."

UNCERTAIN IMPACT OF ACQUISITION PLANS


     The Company intends to continue its strategy of targeted expansion through the acquisition of compatible businesses and product lines and the formation of strategic alliances, joint ventures and other business combinations. There can be no assurance that the Company will successfully complete or finance any future acquisition or investment. Should the Company complete any material acquisition, the Company's success or failure in integrating the operations of the acquired company may have a material impact on the future growth or success of the Company.


LEGAL PROCEEDINGS


     Investigations: Pursuant to an Order Directing Private Investigation and Designating Officers to Take Testimony, entitled In the Matter of ICN Pharmaceuticals, Inc., (P-177) (the "Order"), a private investigation is being conducted by the United States Securities and Exchange Commission (the "Commission") with respect to certain matters pertaining to the status and disposition of the 1994 Hepatitis C NDA. As set forth in the Order, the investigation concerns whether, during the period from June 1994 through February 1995, the Company, persons or entities associated with it and others, in the offer and sale or in connection with the purchase and sale of Company securities, engaged in possible violations of Section 17(a) of the Securities Act of 1933 (the "Securities Act") and Section 10(b) of the Securities and Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 thereunder, by having possibly: (i) made false or misleading statements or omitted material facts with respect to the status and disposition of the 1994 Hepatitis C NDA; (ii) purchased or sold Common Stock while in possession of material, non-public information concerning the status and disposition of the 1994 Hepatitis C NDA; or (iii) conveyed material, non-public information concerning the status and disposition of the 1994 Hepatitis C NDA, to other persons who may have purchased or sold Common Stock. The Company has cooperated and continues to cooperate with the Commission in its investigation. On January 13, 1998, the Company received a letter from the Commission's Philadelphia District Office (the "District Office") stating the District Office's intention to recommend to the Commission that it authorize the institution of a civil action against the Company, Milan Panic, Chairman and Chief Executive Officer of the Company, and a former senior executive of the Company. As set forth in the letter, the District Office sought the authority to commence a civil action to enjoin the Company from future violations of Section 10(b) of the Exchange Act and Rule 10b-5 thereunder and to impose a civil penalty of up to $500,000 on the Company. In regard to Mr. Panic, the District Office sought the authority to commence a civil action: (i) to enjoin Mr. Panic from future violations of
Section 17(a) of the Securities Act, Section 10(b) of the Exchange Act and Rule 10b-5 thereunder; (ii) for disgorgement of approximately $390,000; (iii) for prejudgment interest; (iv) for a civil penalty pursuant to Section 21A of the Exchange Act that cannot exceed three times any amount disgorged; and (v) for an order barring Mr. Panic from serving as an officer or director of a public company pursuant to Section 21 of the Exchange Act. On January 30, 1998 and thereafter, the Company filed submissions with the Commission urging that it reject the District Office's request. On August 27, 1998, the Company's counsel was informed by the District Office that (i) the District Office had withdrawn its request for authorization to commence an enforcement action against Mr. Panic with respect to allegations of illegal insider trading and the remedies of disgorgement, interest, and monetary penalties attendant thereto; and (ii) the Commission had granted the District Office's request for authorization to commence an enforcement action against the Company, Mr. Panic, a senior executive officer, and a former senior executive officer of the Company alleging false or misleading statements or omissions with respect to the status and disposition of the 1994 Hepatitis C NDA, including the remedies of injunctive relief and a civil penalty not to exceed $500,000 against the Company, and injunctive relief and a director and officer bar against Mr. Panic.



     The Company has received subpoenas from a Grand Jury in the United States District Court of the Central District of California requesting the production of documents covering a broad range of matters over various time periods. The Company understands that the Company, Mr. Panic, two current senior executive officers, a former senior officer, and a current employee of the Company are targets of the investigation. The Company also understands that a senior executive officer, a former officer, a current employee, and a former employee are subjects of the investigation. The United States Attorney's office has advised counsel for the Company that the areas of its investigation include disclosures made and not made concerning the 1994 Hepatitis C NDA to the public and other third parties; stock sales for the benefit of Mr. Panic following receipt on November 28, 1994 of a letter from the FDA informing the Company that the 1994 Hepatitis C NDA had been found not approvable; possible violations of the economic embargo imposed by the United States upon the Federal Republic of Yugoslavia, based upon alleged sales by the Company and Mr. Panic of stock belonging to Company employees; and, with respect to Mr. Panic, personal disposition of assets of entities associated with Yugoslavia, including possible misstatements and/or omissions in federal tax filings. The Company has, and continues to, cooperate in the Grand Jury investigation. A number of current and former employees of the Company have been interviewed by the government in connection with the investigation. The United States Attorney's office has issued subpoenas requiring various current and former officers and employees of the

Company to testify before the Grand Jury. Certain current and former employees testified before the Grand Jury beginning in July 1998.



     On or about February 9, 1999, the Company commenced an action in the United States District Court of the District of Columbia against the Federal Republic of Yugoslavia ("FRY"), the Republic of Serbia (the "Republic"), and the State Health Fund of Serbia (the "State Fund") seeking damages in the amount of at least $500 million and declaratory relief arising out of the FRY's recent seizure of the Company's majority ownership interest in ICN Yugoslavia and the failure of the State Fund to pay ICN Yugoslavia for goods sold and delivered. On or about March 9, 1999, the State Fund commenced an arbitration against the Company before the International Chamber of Commerce (the "ICC") for unquantified damages due to alleged breaches of the agreement pursuant to which the Company acquired its majority ownership interest in ICN Yugoslavia, and for unspecified injunctive relief. The Company, in turn, counterclaimed against the Health Fund, and commenced an arbitration against the FRY and the Republic in the ICC arising out of the seizure of ICN Yugoslavia and the failure to pay for goods sold and delivered, seeking damages and other relief. The Company intends to prosecute vigorously its claims against the FRY, the Republic, and the Health Fund, and to defend against the State Fund's claims against the Company, which the Company believes to be meritless and filed solely as a response to the action filed earlier by the Company in the United States District Court. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Eastern European Developments."



     The Company is party to other pending lawsuits or subject to a number of threatened lawsuits. While the ultimate outcome of pending and threatened lawsuits and the Commission and Grand Jury investigations cannot be predicted with certainty, and an unfavorable outcome could have a material adverse effect on the Company, at this time in the opinion of management, the ultimate resolution of these matters will not have a material effect on the Company's consolidated financial position, results of operations or liquidity.



DEPENDENCE ON KEY PERSONNEL



     The Company believes that its continued success will depend to a significant extent upon the efforts and abilities of its key members of management, including Milan Panic, its Chairman and Chief Executive Officer. The loss of their services could have a material adverse effect on the Company. The Company cannot predict what effect, if any, the Commission and the Grand Jury investigations of the Company and/or Mr. Panic may have on Mr. Panic's ability to continue to devote services on a full time basis to the Company. See
"-- Legal Proceedings." In addition, Mr. Panic, who served as Prime Minister of Yugoslavia from July 1992 to March 1993, remains active in Yugoslavian politics and may again be asked to serve in public office in Yugoslavia in the future. There is a risk that in the future Mr. Panic's political activities may result in a change in government policy that would be detrimental to the Company's future business activities, if any, in Yugoslavia.



POTENTIAL PRODUCT LIABILITY EXPOSURE AND LACK OF INSURANCE


     The Company could be exposed to possible claims for personal injury resulting from allegedly defective products. Even if a drug were approved for commercial use by an appropriate governmental agency, there can be no assurance that users will not claim that effects other than those intended may result from the Company's products. The Company generally self-insures against potential product liability exposure with respect to its marketed products, including ribavirin. While to date no material adverse claim for personal injury resulting from allegedly defective products, including ribavirin, has been successfully maintained against the Company, a substantial claim, if successful, could have a material adverse effect on the Company. See "Business -- Litigation, Government Investigations and Other Matters."

     Each of the Company's subsidiaries maintains insurance covering normal business operations, including fire, property and casualty protection. Additionally, the Company carries a blanket insurance policy that provides protection against loss not covered by local insurance policies. The Company does not carry insurance that covers political risk, nationalization, or losses resulting from anti-government violence.


GOVERNMENT REGULATION

     FDA approval must be obtained in the United States and approval must be obtained from comparable agencies in other countries prior to marketing or manufacturing new pharmaceutical products for use by humans in such jurisdictions. Obtaining FDA approval for new products and manufacturing processes can take a number of years and involves the expenditure of substantial resources. Numerous requirements must be satisfied, including preliminary testing programs on animals and subsequent clinical testing programs on humans, to establish product safety and efficacy. No assurance can be given that authorization of the commercial sale of any new drugs or compounds by the Company for any application, or of existing drugs or compounds for new applications, will be secured in the United States or any other country, or that, if such authorization is secured, those drugs or compounds will be commercially successful.

     The FDA in the United States and other regulatory agencies in other countries also periodically inspect manufacturing facilities. Failure to comply with applicable regulatory requirements can result in, among other things, sanctions, fines, delays or suspensions of approvals, seizures or recalls of products, operating restrictions and criminal prosecutions. Furthermore, changes in existing regulations or adoption of new regulations could prevent or delay the Company from obtaining future regulatory approvals. See
"Business -- Licenses, Patents and Trademarks (Proprietary Rights)."


     The Company is subject to price control restrictions on its pharmaceutical products in the majority of countries in which it operates. To date, the Company has been affected by pricing adjustments in Spain and by the lag in allowed price increases in Yugoslavia and Mexico, which has created lower sales in U.S. dollars and reductions in gross profit. The Russian government has recently instituted a process for establishing prices for pharmaceutical products which may lead to price controls in the Russian market in the future. Future sales and gross profit could be materially affected if the Company is unable to obtain price increases commensurate with the levels of inflation.


COMPETITION

     The Company operates in a highly competitive environment. The Company's competitors, many of whom have substantially greater capital resources and marketing capabilities and larger research and development staffs and facilities than the Company, are actively engaged in marketing products similar to those of the Company and in developing new products similar to those proposed to be developed and sold by the Company. The Company believes that many of its competitors spend significantly more on research and development related activities than the Company spends. Others may succeed in developing products that are more effective than those marketed or proposed for development by the Company. Progress by other researchers in areas similar to those being explored by the Company may result in further competitive challenges. The Company may also face increased competition from manufacturers of generic pharmaceutical products when certain of the patents covering certain of its currently marketed products expire. See "-- Limited Patent Protection" and
"Business -- Competition."


ORIGINAL ISSUE DISCOUNT



     The 1999 Old Notes were issued at a discount from their principal amount at maturity. Original issue discount will be included as interest income in a U.S. noteholder's gross income for U.S. federal income tax purposes in advance of receipt of the cash payments to which the income is attributable. For a more detailed discussion of the federal income tax consequences to the holders of the 1999 New Notes of the purchase, ownership and disposition of the 1999 New Notes, see "Certain Federal Income Tax Considerations."



     If a bankruptcy case is commenced by or against the Company after the issuance of the 1999 New Notes, the claim of a holder of 1999 New Notes with respect to the principal amount thereof may be limited to an amount equal to the sum of (a) the initial offering price and (b) that portion of the original issue discount constituting "unmatured interest" that accrued to the date of the commencement of the bankruptcy case. For purposes of the U.S. Bankruptcy Code, any original issue discount that was not amortized as of the time of any such bankruptcy filing would constitute "unmatured interest" and may not be allowed as a valid claim in the bankruptcy case.


ABSENCE OF A PUBLIC MARKET FOR THE NOTES

     The Notes will be new securities for which there is currently no public market. The Company does not intend to list the Notes on any national securities exchange or to seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation System. The Initial Purchasers have advised the Company that they currently intend to make a market in the Notes but that they are not obligated to do so and, if such market making is commenced, it may be discontinued at any time. Although the Notes are expected to be designated for trading in the PORTAL Market, there can be no assurance as to the development of any market or the liquidity of any market that may develop for the Notes. Because the Notes are being sold pursuant to an exemption from registration under the Securities Act and applicable state securities laws, they may not be publicly offered, sold or otherwise transferred in any jurisdiction where such registration may be required unless they are registered or are sold in a transaction exempt from registration in such jurisdiction. Accordingly, no assurance can be made as to the development or liquidity of any market for the Notes. If an active public market does not develop, the market, price and liquidity of the Notes may be adversely affected. If any of the Notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities and other factors, including general economic conditions and the financial condition and performance of the Company. Prospective investors in the Notes should be aware that they may be required to bear the financial risks of such investment for an indefinite period of time. See "Description of the New Notes" and "Book Entry; Delivery and Form."

                                USE OF PROCEEDS

     ICN will not receive any cash proceeds from the issuance of the New Notes offered hereby. In consideration for issuing the New Notes as contemplated in this Prospectus, ICN will receive in exchange Old Notes in like principal amount, the terms of which are identical in all material respects to the New Notes. The Old Notes surrendered in exchange for the New Notes will be retired and cancelled and cannot be reissued. Accordingly, issuance of the New Notes will not result in any increase in the indebtedness of ICN.


     The Company has used and intends to use the net proceeds from the sale of the 1998 Old Notes for the cash portion of the purchase price of the acquisition of businesses and products in Western Europe and North America and the net proceeds from the sale of the 1999 Old Notes to repay certain long-term indebtedness consisting of: $10.6 million to repay certain U.S. mortgages with variable interest rates ranging from 6.1% to 8.9% and maturing in 2022; $20.6 million to repay certain short-term notes payable with variable interest rates ranging from 3.9% to 21.0% and maturing at various dates in 1999; and $10.7 million to repay other long term debt due in U.S. dollars and various foreign currencies, with interest rates ranging from 4.2% to 20.4% and maturing through 2004. In June 1999, in anticipation of completion of the 1999 Offering and to take advantage of favorable interest and foreign exchange rates, the Company repaid $40.1 million of indebtedness of its Hungarian subsidiary. Currently, the Company has no firm commitment or other agreement, arrangement or understanding with respect to any such acquisition. The remainder of the net proceeds from the Offering will be used for general corporate purposes, including other potential acquisitions of businesses, minority interests and capital expenditures. The Company continually reviews acquisitions of complementary businesses and expects to pursue other acquisitions even if those currently under review are not completed.


     Pending the uses outlined above, funds will be placed into short-term investments such as governmental obligations, bank certificates of deposit, banker's acceptances, repurchase agreements, short-term debt obligations, money market funds and interest-bearing accounts.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company at March 31, 1999, which reflects the sale of the Old Notes on August 20, 1998 and July 20, 1999 and the exchange into the New Notes offered hereby. This table should be read in conjunction with the Company's historical consolidated financial statements and the notes thereto, included elsewhere in this Prospectus.



                                                                     MARCH 31, 1999
                                                                -------------------------
                                                                  ACTUAL      AS ADJUSTED
                                                                ----------    -----------
                                                                     (IN THOUSANDS)
Total debt:
  8 3/4% Senior Notes Due 2008(1)...........................    $  196,856    $  317,980
  9 1/4% Senior Notes Due 2005..............................       275,000       275,000
  Other debt(2).............................................        83,745           172
                                                                ----------    ----------
     Total debt.............................................    $  555,601       593,152
                                                                ==========    ==========
Minority interest...........................................    $   27,452    $   27,452
Stockholders' equity:
  Preferred stock, $.01 par value; 10,000 shares authorized;
     1 share Series D issued and outstanding ($22,988
     liquidation preference)................................             1             1
  Common stock, $.01 par value; 100,000 shares authorized;
     77,384 shares outstanding..............................           774           774
  Additional capital........................................       953,347       953,347
  Accumulated deficit.......................................     (282,633)      (282,633)
  Accumulated other comprehensive income....................      (62,496)       (62,496)
                                                                ----------    ----------
     Total stockholders' equity.............................       608,993       608,993
                                                                ----------    ----------
     Total capitalization...................................    $1,192,046    $1,229,597
                                                                ==========    ==========


---------------


(1) Represents the $200.0 million aggregate principal amount of 8 3/4% Senior Notes issued in August 1998, less unamortized debt discount of $3.1 million, and the $125.0 million aggregate principal amount of 8 3/4% Senior Notes due 2008 issued on July 20, 1999, less original discount of $3.9 million.



(2) The Company anticipates that short-term and long-term indebtedness totalling $83.6 million will be repaid with a portion of the proceeds of the Offering. Included in this amount are obligations of the Company's Hungarian subsidiary having an aggregate principal amount of $41.7 million, of which the Company repaid $40.1 million in June 1999 in anticipation of the completion of the Offering and to take advantage of favorable interest and foreign exchange rates.

                            SELECTED FINANCIAL DATA


     The following table sets forth selected historical and other data of the Company on a consolidated basis and selected historical operating data of ICN Yugoslavia for each of the years in the five-year period ended December 31, 1998 and the unaudited three-month periods ended March 31, 1999 and 1998. The Company's selected historical financial data for each of the years in the five-year period ended December 31, 1998 were derived from the audited consolidated financial statements of the Company. The Company's selected financial data as of March 31, 1999 and for the three-month periods ended March 31, 1999 and 1998 were derived from the unaudited consolidated condensed financial statements of the Company included elsewhere in this Prospectus. In the opinion of management, such unaudited consolidated condensed financial statements include all adjustments, consisting of only normal recurring items, necessary for a fair presentation of the financial condition and results of operations of the Company for such periods. Operating results for the three months ended March 31, 1999 are not necessarily indicative of the results that may be expected for the full year. The trends in the Company's sales and net income are affected by several business combinations completed in fiscal years 1995 through 1998. See "Business." The information contained in this table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's historical consolidated financial statements, including the notes thereto, included elsewhere in this Prospectus.



                                                                                                        THREE MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,                        MARCH 31,
                                               ------------------------------------------------------   -------------------
                                                 1994        1995       1996       1997       1998        1998       1999
                                               ---------   --------   --------   --------   ---------   --------   --------
                                                               (DOLLARS IN THOUSANDS)                       (UNAUDITED)
STATEMENTS OF OPERATIONS -- CONSOLIDATED:
Product sales................................  $ 366,851   $507,905   $614,080   $752,202   $ 800,639   $239,796   $160,246
Royalties....................................         --         --         --         --      37,425      1,000     15,828
                                               ---------   --------   --------   --------   ---------   --------   --------
Total revenues...............................    366,851    507,905    614,080    752,202     838,064    240,796    176,074
Cost of product sales........................    182,946    206,049    291,807    351,978     353,600    107,969     66,396
Selling, general and administrative
  expenses...................................    112,919    191,459    192,441    256,234     312,377     75,137     62,662
Royalties to affiliates, net.................      7,468         --         --         --          --         --         --
Research and development costs...............      7,690     17,231     15,719     18,692      20,835      5,504      2,242
Write-off of purchased research and
  development(1).............................    221,000         --         --         --          --         --         --
Eastern European charges(2)..................         --         --         --         --     440,820         --         --
                                               ---------   --------   --------   --------   ---------   --------   --------
Income (loss) from operations(1)(2)..........   (165,172)    93,166    114,113    125,298    (289,568)    52,186     44,774
Translation and exchange (gain) loss, net....        191     (9,484)     2,282     12,790      80,501      5,428      7,259
Interest income..............................     (4,728)    (6,488)    (3,001)   (15,912)    (13,057)    (4,973)    (1,644)
Interest expense.............................      9,317     22,889     15,780     22,849      38,069      6,614     13,100
                                               ---------   --------   --------   --------   ---------   --------   --------
Income (loss) before provision (benefit) for
  income taxes and minority interest.........   (169,952)    86,249     99,052    105,571    (395,081)    45,117     26,059
Provision (benefit) for income taxes.........     10,360      2,997     (6,815)   (27,736)      1,983      3,384      4,780
Minority interest............................      3,269     15,915     18,939     19,383     (44,990)     7,785     (1,340)
                                               ---------   --------   --------   --------   ---------   --------   --------
Net income (loss)(1)(2)......................  $(183,581)  $ 67,337   $ 86,928   $113,924   $(352,074)  $ 33,948   $ 22,619
                                               =========   ========   ========   ========   =========   ========   ========
Per share information:
  Net income (loss) -- basic.................  $   (5.29)  $   1.51   $   1.75   $   1.93   $   (4.78)  $   0.47   $   0.29
                                               =========   ========   ========   ========   =========   ========   ========
  Net income (loss) -- diluted...............  $   (5.29)  $   1.44   $   1.51   $   1.69   $   (4.78)  $   0.44   $   0.28
                                               =========   ========   ========   ========   =========   ========   ========



                                                               YEAR ENDED DECEMBER 31,
                                               --------------------------------------------------------   MARCH 31,
                                                 1994       1995       1996        1997         1998        1999
                                               --------   --------   --------   ----------   ----------   ---------
BALANCE SHEET DATA:
Working capital..............................  $137,802   $190,802   $306,764   $  585,606   $  236,994   $ 260,713
Total assets.................................   441,473    518,298    778,651    1,491,745    1,356,396   1,355,117
Total debt...................................   215,005    166,269    195,681      348,206      556,489     555,601
Stockholders' equity.........................    88,908    162,172    315,350      796,328      586,164     608,993

                                                                                                              THREE MONTHS ENDED
                                                                    YEAR ENDED DECEMBER 31,                        MARCH 31,
                                                     ------------------------------------------------------   -------------------
                                                       1994       1995       1996       1997        1998        1998       1999
                                                     --------   --------   --------   ---------   ---------   --------   --------
                                                                                (DOLLARS IN THOUSANDS)
OTHER DATA -- CONSOLIDATED:

Gross profit -- product sales......................  $183,905   $301,856   $322,273   $ 400,224   $ 447,039   $131,827   $ 93,850
Depreciation and amortization......................     9,248     13,814     17,936      28,753      51,096     11,602     15,460
Capital expenditures...............................    20,205     49,685     26,216     100,397     110,281     19,303     12,085
Cash flows provided by (used in):
  Operating activities.............................    42,557     79,326    (25,548)      9,315       9,624    (17,042)     3,728
  Investing activities.............................   (11,390)   (47,025)   (41,962)   (100,096)   (295,046)   (64,023)   (13,913)
  Financing activities.............................    (2,919)   (50,518)    82,680     262,675     186,019       (517)    16,788

Actual Ratios
  Earnings to fixed charges(3)(4)(5)...............      6.5x       4.4x       5.9x        4.5x          --       6.2x       3.0x

Pro Forma Ratios(6)
  Earnings to fixed charges(3)(4)(5)...............                                                      --       5.3x       2.7x

OPERATING DATA -- ICN YUGOSLAVIA:
Net sales..........................................  $172,124   $234,661   $267,166   $ 225,530   $ 141,740   $ 73,164   $     --
Gross profit.......................................    50,423    117,913    109,185     108,320      61,310     35,485         --
Income from (loss) operations(2)...................    15,505     46,296     70,616      60,235    (140,419)    25,683         --
Interest expense...................................       933      3,610      1,478         107         770         --         --
Depreciation and amortization......................     2,716      4,396      4,185       4,046       3,720        846         --



---------------


NOTES TO SELECTED FINANCIAL DATA:


(1) As discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations," the merger of ICN and its predecessor companies in 1994 resulted in $221.0 million being ascribed to purchased research and development for which no alternative use existed and was written-off immediately. This write-off was a one-time, non-cash charge and is not related to the Company's ongoing research and development activities for ribavirin. Net income, excluding this one-time write-off, was $37.4 million in 1994.



(2) As a result of recent political and economic events in Eastern Europe, including the Yugoslavian government's seizure of the Company's Yugoslavian operations effective November 26, 1998, the Company has recorded Eastern European charges totaling $451.0 million in the year ended December 31, 1998. Of this amount, $440.8 million is included in operating expenses, representing the write-off of the Company's investment in Yugoslavia and related assets ($235.3 million), provisions for losses on accounts and notes receivable (including accounts and notes receivable from the Yugoslavian government) ($203.5 million), and the write-off of certain investments ($2.0 million). The losses related to Eastern Europe also include reductions in the value of certain inventories ($6.1 million) and a charge against interest ($4.1 million). As a result of the seizure of the Company's Yugoslavian operation, the Company deconsolidated the financial statements of ICN Yugoslavia and is currently accounting for its ongoing investments using the cost method. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Eastern European Developments."



(3) Fixed charges consist of interest expense and capitalized interest.



(4) For purposes of determining the ratio of earnings to fixed charges, earnings consists of income before minority interests, provision (benefit) for income taxes, write-off of purchased research and development, and interest expense.



(5) For the year ended December 31, 1998, the Company had a deficiency of earnings compared to its fixed charges of $398.6 million and on a pro forma basis the Company had a deficiency of earnings compared to its fixed charges of $404.4 million.



(6) The pro forma ratios reflect the offering of $125.0 million principal amount of 8 3/4% Senior Notes as if it had occurred on January 1, 1998 at an annual effective interest rate of 9.38% (coupon rate of 8.75%). Accordingly, the pro forma ratios for the year ended December 31, 1998 and for the three months ended March 31, 1998 and 1999, respectively, include adjustments of $11.7 million, $2.9 million, and $2.9 million in interest expense, which include amortization of the debt discount of $3.9 million and deferred loan issuance costs of approximately $3.5 million. The pro forma ratios also reflect the repayment of existing debt totalling $83.6 million as if it had occurred on January 1, 1998. Such debt bears interest at rates ranging from 3.9% to 21.0%. In the computation of the pro forma ratios, interest expense for the year ended December 31, 1999 and for the three months ended March 31, 1998 and 1999 has been reduced by $6.0 million, $1.5 million and $1.5 million, respectively. In addition, pro forma earnings per share for the year ended December 31, 1998 and for the three months ended March 31, 1998 and 1999 are as follows:



                                                                             THREE MONTHS
                                                                                 ENDED
                                                               YEAR ENDED      MARCH 31,
                                                              DECEMBER 31,   -------------
                                                                  1998       1998    1999
                                                              ------------   -----   -----
Pro forma per share information:
  Net income (loss) -- basic................................     $(4.83)     $0.46   $0.28
                                                                 ======      =====   =====
  Net income (loss) -- diluted..............................     $(4.83)     $0.43   $0.26
                                                                 ======      =====   =====



     Pro forma earnings per share have been computed by reducing net income available to common stockholders by the pro forma amounts of interest expense, net of taxes, of $3.8 million, $0.9 million, and $0.9 million for the year ended December 31, 1998 and the three months ended March 31, 1998 and 1999, respectively. The computation of the Company's historical earnings per share amounts for the year ended December 31, 1998 and for the three months ended March 31, 1998 and 1999 are set forth in the notes to the Company's consolidated financial statements included in this prospectus.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

INTRODUCTION

     On November 1, 1994, the stockholders of ICN Pharmaceuticals, Inc. ("ICN"), SPI Pharmaceuticals, Inc. ("SPI"), ICN Biomedicals, Inc. ("Biomedicals") and Viratek, Inc. ("Viratek") (collectively, the "Predecessor Companies") approved the merger of the Predecessor Companies (the "Merger"). On November 10, 1994, SPI, ICN and Viratek merged into ICN Merger Corp. and Biomedicals merged into ICN Subsidiary Corp., a wholly-owned subsidiary of ICN Merger Corp. In conjunction with the Merger, ICN Merger Corp. was renamed ICN Pharmaceuticals, Inc. For accounting purposes, SPI was the acquiring company and, as a result, the Company has reported the historical financial data of SPI in its financial results for periods prior to the Merger. Subsequent to the Merger, the results of the newly merged company include the combined operations of all Predecessor Companies.

     As part of the Merger, the Company issued approximately 9,715,200 common shares valued on November 10, 1994 at $13.83 per share, which was the publicly traded price for SPI's common shares at that date. Accordingly, the purchase price, including direct acquisition costs of $3.7 million, has been allocated to the estimated fair value of the net assets, including amounts ascribed to purchased research and development costs for which no alternative use existed of $221.0 million or $6.37 per share, which was written-off to operations immediately following the consummation of the Merger. Net income, excluding this one-time, non-cash write-off, was $37.4 million or $1.08 per share in 1994.

     The Merger resulted in the acquisition of a biomedical business with pre-merger annual sales of approximately $58 million, direct access to Viratek's research and development resources including its scientific expertise, substantial tax net operating loss carry forwards and the elimination of royalty payments to Viratek on the sales of ribavirin.


EASTERN EUROPEAN DEVELOPMENTS



     The Company's operations in Eastern Europe were adversely affected by recent economic and political developments in the region, including the Yugoslavian government's seizure of the Company's Yugoslavian operations and the increasingly volatile Russian economic situation.



YUGOSLAVIA



     On February 6, 1999, the government of the Federal Republic of Yugoslavia, acting through the Federal Ministry of Health and/or the Ministry of Health of Serbia, seized control of the Company's 75% owned subsidiary, ICN Yugoslavia. This action, based on a decision by the Ministry for Economic and Property Transformation that was reached on November 26, 1998, effectively reduced the Company's equity ownership of ICN Yugoslavia from 75% to 35%. The Ministry of Economic and Property Transformation decision was based on a unilaterally imposed recalculation of the Company's original capital contribution to ICN Yugoslavia. Subsequent to the seizure, the Commercial Court of Belgrade issued an order stating that a change in control had occurred. These actions were taken, contrary to Yugoslavian law, without any notification to or representation by the Company. Since the change of control, representatives of the Company and ICN Yugoslavia's management have been denied access to the premises and any representation as to the management of ICN Yugoslavia. As a result of the Yugoslavian government's actions, the Company recorded a charge of $235.3 million in the fourth quarter of 1998, reflecting the write-off of all of the Company's investment in ICN Yugoslavia and related assets.



     Prior to the seizure, ICN Yugoslavia's operations were adversely affected by the April 1998 devaluation of the dinar, which resulted in foreign exchange losses of $23.9 million for the year. ICN Yugoslavia's domestic sales were adversely affected by the Company's previously-announced suspension of sales to the Yugoslavian government. In addition, ICN Yugoslavia's export sales for the second half of 1998 were adversely affected by the Russian economic crisis. In the second and third quarters of 1998, the Yugoslavian government defaulted on its obligations to the Company on $176.2 million of accounts and notes receivable. As a result, the Company recorded a $173.4 million charge against earnings at ICN Yugoslavia in the second quarter of 1998, including losses on accounts and notes receivable (including accrued interest) from the Yugoslavian government and government-sponsored entities of $159.0 million and a $14.4 million write-down of the value of certain related investments and assets.



     The Company has commenced litigation in the United States District Court of the District of Columbia against the government of Yugoslavia and related agencies to recover damages and obtain injunctive relief. In addition, the government of Yugoslavia, through a related agency, filed an arbitration proceeding against the Company before the International Chamber of Commerce for damages related to the Company's acquisition of majority control of ICN Yugoslavia. See Note 12 of Notes to Consolidated Financial Statements. The resolution of these matters may affect the ownership of certain compounds which were contributed to ICN Yugoslavia by the Company, pursuant to the agreement which led to the formation of ICN Yugoslavia. Several of these compounds are under development by the Company and its subsidiaries and there are no assurances that the Company will maintain ownership rights to these compounds.



RUSSIA



     The Company's operations in Eastern Europe for 1998 were affected by the Russian economic crisis. In the third quarter of 1998, the Russian government and the Russian Central Bank were no longer able to support the ruble at its then-current exchange rate of approximately 6.3 rubles to $1. Subsequently, the ruble fell sharply and at December 31, 1998, the exchange rate was approximately
20.7 rubles to $1, a decline of more than 68% from the ruble's mid-August 1998 level. As a result of the decline in the ruble exchange rate, the Company recorded foreign exchange losses of $53.8 million related to its Russian operations during 1998. Through the quarter ended March 31, 1999, the value of the ruble has continued to decline in relation to the dollar, approximately 24.2 rubles to $1 at March 31, 1999. As a result of the continued decline in the ruble exchange rate, the Company recorded foreign exchange losses of $4.7 million related to its Russian operations during the three months ended March 31, 1999.



     The Company believes that the economic crisis in Russia has adversely affected the pharmaceutical industry in the region. Many Russian companies, including many of the Company's customers, continue to experience severe liquidity shortages as rubles are in short supply, and Russian companies' hard-currency assets remain frozen in Russian banks. This liquidity crisis has diminished many Russian companies' ability to pay their debts and is likely to lead to a number of business failures in the region. In addition, the devaluation has reduced the purchasing power of Russian companies and consumers, thus increasing pressure on the Company and other producers to limit price increases in hard currency terms. These factors have adversely affected, and may continue to adversely affect, sales and gross margins in the Company's Russian operations. As a result of the Russian economic crisis, the Company recorded a third quarter 1998 charge against earnings of $42.3 million, representing reserves for accounts receivable of $37.9 million, the write-off of certain investments of $2.0 million, and a reduction in the value of certain inventories of $2.4 million.



ACQUISITIONS



     The Company continues to review opportunities for acquisitions throughout its regions of operations. In November 1998, the Company completed the acquisition of the worldwide rights (except India) to four products from Roche for $178.8 million in cash and common stock. The products include Dalmadorm(R), a sleep disorder drug; Fluoro-Uracil(R), an oncology product; Librax(R), a treatment for gastrointestinal disorders; and Mogadon(R), a sleep disorder drug also used to treat epilepsy. In addition, the Company recently entered into an agreement with Senetek plc under which it obtained the rights to market certain products, including worldwide rights to market Kinetin(R) (marketed by the Company as Kinerase(R)), a skin cream to help reduce signs of aging, through physicians and pharmacies. The Company will market these products primarily through its existing North American and Western European operations. In Latin America, the Company recently acquired the rights to market three products -- Breacol, Cynoplus and Cytomel -- from SKB, which the Company believes complement its existing product line and increase its market presence in the region. In February 1998, the Company acquired from SKB the Asian, African and Australian rights to 39 prescription and over-the-counter pharmaceutical products, including Actal, Breacol, Coracten, Eskornade, Fefol, Gyno-Pevaryl, Maxolan, Nyal, Pevaryl, Ulcerin and Vylcim.



ROYALTY REVENUES



     Royalty revenues earned under the Company's Exclusive License and Supply Agreement (the "License Agreement") with Schering-Plough were also a major contributor to the Company's revenue growth. Under the License Agreement, Schering-Plough licensed all oral forms of ribavirin for the treatment of chronic hepatitis C ("HCV") in combination with Schering-Plough's alpha interferon. In 1998, Schering-Plough received approval from the FDA to market Rebetron(TM) Combination Therapy, containing Rebetol(R) (ribavirin) Capsules and Intron(R)A (interferon alfa-2b, recombinant) Injection, for the treatment of HCV and began selling Rebetron(TM) in the United States.



     In May 1999, the Company was informed that the European Union's (EU) Commission of the European Communities had granted marketing authorization to Rebetol(R) (ribavirin) Capsules for use in combination with interferon alfa-2b injection (marketed as Intron(R) A in certain countries) for the treatment of both relapsed and previously untreated (naive) HCV patients. The EU Commission's approval of the centralized application for Rebetol(R) results in a single Marketing Authorization with unified labeling that is immediately valid in all 15 European Union-Member States. The EU Commission's decision follows the product's unanimous recommendation for approval in February by the EU's Committee for Proprietary Medicinal Products (CPMP) of the European Agency for the Evaluation of Medicinal Products (EMEA). The Company anticipates that Schering-Plough will introduce Rebetol(R) in the EU markets upon receiving pricing approvals, where necessary, from individual EU countries.



     Royalty revenues for the three months ended March 31, 1999 were $15.8 million compared to $1.0 million for the same period of 1998, reflecting the commencement of United States commercial sales of Rebetron(TM) by Schering-Plough subsequent to receipt of initial FDA approval in June 1998, as well as royalties on compassionate use sales outside the United States, primarily in Western Europe. Royalty revenues for 1998 were $37.4 million, including amounts earned from United States commercial sales made by Schering-Plough subsequent to receipt of FDA approval, as well as royalties on compassionate use sales outside the United States, primarily in Western Europe. Royalty revenues for 1998 also include a one-time payment of $16.5 million which the Company received from Schering-Plough in consideration for the sale to Schering-Plough of additional marketing rights in the European Union, in settlement of past royalties, and as reimbursement for expenses incurred by the Company in preparation for the launch of ribavirin capsules in the European Union.



RESULTS OF OPERATIONS



  Three Months Ended March 31, 1999 Compared to Three Months Ended March 31,
1998.



     The following discussion should be read in conjunction with the consolidated condensed financial statements of the Company included elsewhere in this document. For additional financial information by business segment, see
Note 7 of Notes to Consolidated Condensed Financial Statements for the three months ended March 31, 1999 included elsewhere in this Registration Statement. Certain financial information of the Company's business segments is set forth below.

                                                               THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              --------------------
                         REVENUES:                              1998        1999
                         ---------                            --------    --------
                                                                 (IN THOUSANDS)
Pharmaceuticals
  North America.............................................  $ 33,560    $ 54,256
  Western Europe............................................    14,198      22,341
  Latin America.............................................    18,692      22,611
  Russia....................................................    52,628      23,008
  Yugoslavia................................................    73,164          --
  Other Eastern Europe......................................    22,182      23,932
  Asia, Africa, Australia...................................     9,880      13,940
                                                              --------    --------
          Total Pharmaceuticals.............................   224,304     160,088
Biomedicals.................................................    16,492      15,986
                                                              --------    --------
          Total revenues....................................  $240,796    $176,074
                                                              ========    ========
Product sales...............................................  $239,796    $160,246
Royalty revenues............................................     1,000      15,828
                                                              --------    --------
          Total revenues....................................  $240,796    $176,074
                                                              ========    ========
Cost of product sales.......................................  $107,969    $ 66,396
Gross profit margin on product sales........................        55%         59%
Gross profit margin on product sales, excluding the Russia,
  Yugoslavia, and Other Eastern Europe Pharmaceuticals
  segments..................................................        68%         71%



     Revenues: In the North America Pharmaceuticals segment, revenues were $54.3 million, compared to $33.6 million for the same period of 1998. The $20.7 million (62%) increase primarily reflects a $14.8 million increase in royalty revenues from sales of ribavirin by Schering-Plough. The increase also reflects additional product sales resulting from the Company's October 1998 acquisitions of the rights to four products -- Dalmadorm(R), Fluoro-Uracil(R), Librax(R), and Mogadon(R) -- from Roche and the rights to Kinerase(TM), a skin cream to help reduce signs of aging, from Senetek plc. The acquired products generated revenues of $5.4 million in the North America Pharmaceuticals segment in the 1999 first quarter. The Company also continued to experience growth in sales of its anti-cancer product Efudex, which increased $2.1 million (25%) over the 1998 first quarter.



     In the Western Europe Pharmaceuticals segment, revenues for the three months ended March 31, 1999 were $22.3 million compared to $14.2 million in the same period of 1998. The increase in revenues of $8.1 million (57%) is primarily due to the Company's acquisition of the rights to certain products from Roche in October 1998, which generated additional sales of $6.8 million in 1999. In addition, sales of the Company's product for the treatment of myasthenia gravis increased $1.0 million over the 1998 first quarter.



     In the Latin America Pharmaceuticals segment, revenues for the three months ended March 31, 1999 were $22.6 million, compared to $18.7 million for the same period of 1998. The increase of $3.9 million (21%) primarily reflects sales of products acquired during or subsequent to the quarter ended March 31, 1998. Principal acquisitions in the Latin America Pharmaceuticals segment include a portfolio of 32 dermatology products acquired from Laboratorios Pablo Cassara ("Cassara") effective March 1, 1998, which generated additional sales of $2.4 million over the 1998 period. In addition, sales of the products acquired from Roche in October 1998 and other acquisitions subsequent to March 31, 1998 generated additional sales of $1.4 million.



     In the Russia Pharmaceuticals segment, revenues for the three months ended March 31, 1999 were $23.0 million, compared with $52.6 million for the same period of 1998, a decrease of $29.6 million (56%). The Company's Russian operations continue to be adversely impacted by the Russian economic crisis, which the Company believes has adversely affected the liquidity and the purchasing power of many of its customers. In addition, the Company's Russian revenues are generally denominated in rubles and the 75% decline in the value of the Russian ruble in relation to the dollar from March 1998 through March 1999 has reduced the dollar amount of the Company's Russian revenues.



     In the Other Eastern Europe Pharmaceuticals segment, revenues for the three months ended March 31, 1999 were $23.9 million, compared with $22.2 million for the same period of 1998, an increase of $1.8 million (8%). The increase is the result of the June 1998 acquisition of VUAB in the Czech Republic, which generated revenues of $4.3 million. The effect of the VUAB acquisition was partially offset by lower revenues at Alkaloida in Hungary ($1.0 million) and at Polfa Rzeszow, S.A. in Poland ($1.6 million), principally resulting from lower export sales to Russia due to the Russian economic crisis. Domestic sales have also been, and may continue to be, adversely affected by the overall political and economic events transpiring in this region of the world.



     In the Asia, Africa and Australia Pharmaceuticals segment, revenues for the three months ended March 31, 1999 were $13.9 million, compared to $9.9 million for the same period of 1998, an increase of $4.1 million (41%). The increase is primarily due to sales of the products acquired from Roche in October 1998, which contributed $2.9 million to revenues for the three months ended March 31, 1999, and the February 1998 acquisition of the rights to 39 prescription and over-the-counter pharmaceutical products from SKB, which generated additional sales of $3.2 million in this segment over the 1998 period. The effect of these acquisitions was partially offset by lower revenues at Wuxi ICN Pharmaceuticals in China.



     In the Company's Biomedicals segment, revenues for the three months ended March 31, 1999 were $16.0 million compared to $16.5 million for the same period of 1998, a decrease of $0.5 million (3%). The decrease is primarily due to lower unit sales volume in the Company's diagnostics and radiochemicals product lines, partially offset by increased revenues from dosimetry services.



     Gross Profit: Gross profit margin on product sales increased to 59% for the three months ended March 31, 1999, compared to 55% for 1998. The improvement in gross profit margin is primarily due to increased sales of the products acquired from Roche and SKB in 1998, which generally yield higher gross profit margins than were previously achieved by the Company's base business. The Company's gross profit margin for 1999 was also affected by the loss of the Company's Yugoslavian operations, which achieved a 49% gross profit margin for the three months ended March 31, 1998. Gross profit margins in the North America Pharmaceuticals segment increased to 91% for the three months ended March 31, 1999 from 81% in the 1998 first quarter, reflecting the effect of the acquired products. The overall gross margins for the Company's Russia Pharmaceuticals segment were 27% for 1999, compared to 41% for the 1998 first quarter. In 1999, gross profit margins in the Company's Russian operations continue to be affected by the decline in sales volume resulting from the Russian economic crisis and the impact of the weakening of the ruble. While the Company has historically been able to set its prices for Russian markets without government approval, the liquidity crisis in Russia has reduced the purchasing power of Russian consumers, effectively restricting price increases to a level that does not fully offset the impact of the devaluation. Gross profit margins at ICN Russia were further impacted as inventories manufactured prior to the devaluation were charged to cost of product sales at the higher historical exchange rate. In the Other Eastern Europe Pharmaceuticals segment, the gross profit margin for the three months ended March 31, 1999 was 29% compared with 54% for 1998. In response to lower export sales to the Russian market, the Company's operations in Poland and Hungary have reduced production levels, resulting in lower operating efficiency during the 1999 first quarter.



     Selling, General and Administrative Expenses: Selling, general and administrative expenses were $62.7 million (36% of revenues) for the three months ended March 31, 1999, compared to $75.1 million (31% of revenues) for the same period in 1998, a decrease of $12.5 million. The decrease primarily reflects the loss of the Company's Yugoslavian operations, which incurred expenses of $8.4 million in the 1998 first quarter. In the Company's Russian operations, selling, general and administrative expenses decreased by $6.4 million, principally due to the 75% decline in the value of the ruble and the Company's cost-control efforts. The decrease in selling, general and administrative expenses also reflects a $3.7 million decline in corporate expenses. These amounts were partially offset by additional costs resulting from acquisitions of business and product rights subsequent to March 31, 1998, which totaled $10.2 million (including amortization of goodwill and intangibles of $3.5 million), and other changes.



     Research and Development: Research and development expenditures for the 1999 first quarter were $2.2 million, compared to $5.5 million for the same period in 1998. The decrease primarily resulted from the loss of the Company's Yugoslavian operations, and from lower costs incurred at the Company's facilities in the United States and Hungary.



     Translation and Exchange Losses, Net: Foreign exchange losses, net, were $7.3 million for the three months ended March 31, 1999 compared to $5.4 million for the same period in 1998. In the first quarter of 1999, translation losses principally consisted of losses of $4.7 million related to the net monetary asset position of the Company's Russian subsidiaries and losses of $1.9 million in Hungary resulting from foreign-denominated debt. In the first quarter of 1998, the Company's foreign exchange losses were primarily related to ICN Yugoslavia's net monetary asset position.



     Interest Income and Expense: Interest expense during the three months ended March 31, 1999 increased $6.5 million compared to the same period in 1998, primarily due to the additional interest expense resulting from the Company's $200.0 million 8 3/4% Senior Notes due 2008, issued in August 1998. The increase in interest expense also reflects a decrease in the amount of interest cost capitalized. During the three months ended March 31, 1998, the Company capitalized interest of $1.7 million; no interest cost was capitalized in the 1999 first quarter. Interest income decreased to $1.6 million in 1999 from $5.0 million in 1998; the 1998 first quarter included $3.1 million earned by ICN Yugoslavia on notes and accounts receivable from the Yugoslavian government.



     Income Taxes: The Company's effective income tax rate was 18% for 1999 compared to 8% for 1998. The Company operates in many regions where the tax rate is lower than the U.S. Federal statutory rate or where it benefits from tax relief. The increase in the Company's provision for income taxes for the three months ended March 31, 1999 over the same period of 1998 reflects lower 1999 taxable losses in the United States and higher 1999 taxable income in Canada and Latin America, where tax rates are relatively higher or no such tax relief is available. The provision for income taxes for 1998 reflects the effect of higher taxable income in Russia, Yugoslavia and other jurisdictions taxed at rates lower than the U.S. Federal statutory rate of 35%. In addition, the Company received no tax benefit for the foreign currency translation losses included in the Company's 1999 and 1998 net loss.

  Year Ended December 31, 1998 Compared to Year Ended December 31, 1997 and Year Ended December 31, 1997 Compared to Year Ended December 31, 1996



     The following discussion should be read in conjunction with the consolidated financial statements of the Company included elsewhere in this document. For additional financial information by business segment, see Note 13 of Notes to Consolidated Financial Statements for the year ended December 31, 1998 included elsewhere in the document. Certain financial information for the Company's business segments is set forth below.



                                                              REVENUES
                                                  --------------------------------
                                                    1996        1997        1998
                                                  --------    --------    --------
                                                           (IN THOUSANDS)
REVENUES:
  Pharmaceuticals
     North America..............................  $106,442    $117,355    $176,902
     Western Europe.............................    35,826      44,960      66,994
     Latin America..............................    47,359      63,668      85,351
     Russia.....................................    66,788     134,688     163,691
     Yugoslavia.................................   267,166     225,530     141,740
     Other Eastern Europe.......................    21,461      73,050      93,228
     Asia, Africa, Australia....................     4,711      22,036      48,649
                                                  --------    --------    --------
          Total Pharmaceuticals.................   549,753     681,287     776,555
  Biomedicals...................................    64,327      70,915      61,509
                                                  --------    --------    --------
          Total revenues........................  $614,080    $752,202    $838,064
                                                  ========    ========    ========
  Product sales.................................  $614,080    $752,202    $800,639
  Royalty revenues..............................        --          --      37,425
                                                  --------    --------    --------
          Total revenues........................  $614,080    $752,202    $838,064
                                                  ========    ========    ========
Cost of product sales...........................  $291,807    $351,978    $353,600
Gross profit margin on product sales............        52%         53%         56%



  Year Ended December 31, 1998 Compared to 1997



     Revenues: The increase in revenues for the Company's Pharmaceuticals segments of $95.3 million (14%) for 1998 reflects growth in product sales driven by the Company's successful acquisition program and increased royalty revenues, partially offset by lower sales in the Yugoslavia Pharmaceuticals segment. Despite the Russian economic crisis, revenues in the Russia Pharmaceuticals and Other Eastern Europe Pharmaceuticals segments increased $29.0 million (22%) and $20.2 million (28%), respectively, primarily due to additional revenues from the Company's 1998 and 1997 acquisitions in Russia, Poland and the Czech Republic. Revenues in the Yugoslavia Pharmaceuticals segment, which were adversely affected by the suspension of sales to the Yugoslavian government in April 1998, decreased by $83.8 million (37%) compared to 1997. The acquisition of products from Roche and increased royalty revenues were the major contributors to revenue increases in North America and Western Europe. Latin America Pharmaceuticals revenues reflect continued growth in the Company's base business as well as sales of the products acquired from Roche and Cassara. The acquisition of products from SKB and Roche contributed to the revenue increase in the Asia, Africa, and Australia Pharmaceuticals segment.



     In the North America Pharmaceuticals segment, revenues were $176.9 million for 1998, compared to $117.4 million for 1997. The $59.5 million (51%) increase in revenues for the year was primarily the result of the Company's acquisition of the rights to certain products from Roche in 1997 and 1998. In 1997, the Company acquired the worldwide rights (except India) to nine products -- Alloferin(R), Ancotil(R), Efudex(R), Glutril(R), Librium(R), Limbitrol(R), Mestinon(R), Prostigmin(R) and Protamin(R) -- and the worldwide rights to Levo-Dromoran(R) and Tensilon(R). Effective October 1, 1998, the Company obtained the worldwide rights to Dalmadorm(R), Fluoro-Uracil(R), Librax(R), and Mogadon(R). Sales of the acquired products generated additional revenues of $61.8 million in the North America Pharmaceuticals segment for 1998. In addition, the 1998 amounts include $31.5 million of royalty revenues from sales of ribavirin by Schering-Plough under the License Agreement. These amounts were partially offset by lower sales in several of the Company's existing product lines, including an $9.0 million decline in Virazole(R) sales and lower sales of certain dermatological and hormone replacement products, principally due to increased competition from generic products.



     In the Western Europe Pharmaceuticals segment, revenues for 1998 were $67.0 million compared to $45.0 million in 1997. The increase in revenues of $22.0 million (49%) is primarily due to the Company's acquisition of the rights to certain products from Roche in the third and fourth quarters of 1997, which generated additional sales of $19.6 million in 1998.



     In the Latin America Pharmaceuticals segment, revenues were $85.4 million for 1998, compared to $63.7 million for 1997. The increase of $21.7 million (34%) is primarily due to price increases and higher unit volume, partially offset by unfavorable currency exchange fluctuations. The increase also reflects 1998 sales of $13.6 million generated by products that the Company acquired from Cassara and Roche during 1997 and 1998. Excluding the effect of the acquired products, revenues for Latin America for 1998 increased 13% from their 1997 level.



     In the Russia Pharmaceuticals segment, revenues for 1998 were $163.7 million, compared with $134.7 million for 1997, an increase of $29.0 million (22%). The inclusion in 1998 of a full year's results for the Company's 1997 acquisitions of AO Tomsk and Marbiopharm (acquired in the fourth quarter of 1997) provided additional revenues of $44.8 million. The effect of these acquisitions was partially offset by lower volumes in the Company's existing Russian operations and the effect of unfavorable currency exchange fluctuations due to the economic crisis in Russia during 1998.



     The Yugoslavia Pharmaceuticals segment was adversely affected by the economic events in the region during 1998 and effective November 26, 1998 the Company's Yugoslavia operations were seized by the Yugoslavian government. Prior to the seizure, the Yugoslavia Pharmaceuticals segment generated revenues of $141.7 million for 1998, compared to $225.5 million in 1997. The decrease of $83.8 million (37%) reflects lower domestic sales resulting from the effects of the April 1998 devaluation of the dinar and the continued suspension of sales to the Yugoslavian government. The decrease also reflects lower export sales, principally to customers in Russia, due to the economic crisis in Russia during the year.



     In the Other Eastern Europe Pharmaceuticals segment, revenues for 1998 were $93.2 million, compared with $73.1 million for 1997, an increase of $20.2 million (28%). The increase is the result of the inclusion in 1998 of a full year's operations of Polfa Rzeszow, S.A. in Poland and the 1998 acquisition of VUAB in the Czech Republic. The effect of these acquisitions was partially offset by a decline in revenues of $8.4 million at Alkaloida in Hungary resulting from lower export sales due to the Russian economic crisis.



     In the Asia, Africa and Australia Pharmaceuticals segment, revenues for 1998 were $48.6 million compared to $22.0 million for 1997, an increase of $26.6 million (121%). The increase is primarily due to the 1998 acquisition of the rights to 39 prescription and over-the-counter pharmaceutical products from SKB, which generated sales of $22.6 million and sales of the products acquired from Roche, which generated additional sales of $10.2 million in this segment in 1998. The effect of these acquisitions was partially offset by lower sales of certain hormone replacement products and lower revenues at Wuxi ICN Pharmaceuticals in China.



     In the Company's Biomedicals segment, revenues for 1998 were $61.5 million compared to $70.9 million for 1997, a decrease of $9.4 million (13%). The decrease is primarily due to lower unit sales volume in certain diagnostics product lines. The decrease is also affected by the 1997 revenue amounts including dosimetry product shipments made to fulfill the higher than normal order backlog that existed at the beginning of 1997.

     Gross Profit: Gross profit margin on product sales increased to 56% for 1998, compared to 53% for 1997. The improvement in gross profit margin is primarily due to increased sales of the products acquired from Roche and SKB in 1997 and 1998, which generally yield higher gross profit margins than were previously achieved by the Company's base business. Gross profit margins in the North America Pharmaceuticals segment increased to 82% from 81% in the prior year, reflecting the effect of the acquired products. The Company's gross profit margin for 1998 was also affected by gross margin declines in the Yugoslavia Pharmaceuticals segment. Subsequent to the April 1998 devaluation of the Yugoslavian dinar, gross profit margins at ICN Yugoslavia suffered as sales were translated at higher exchange rates, while no significant price increases were received. Gross profit margins at ICN Yugoslavia were further impacted as inventories manufactured prior to the devaluation were charged to cost of product sales at the higher historical exchange rate. The overall gross margins for the Company's Russia Pharmaceuticals segment were 42% for 1998, compared to 39% for 1997. Improvements in operating efficiency at most of the Company's Russian factories offset the adverse impact of the weakening of the ruble. While the Company is generally able to set its prices for Russian markets without government approval, the severe liquidity crisis in Russia and the reduced purchasing power of Russian consumers after the devaluation of the ruble restricted price increases to a level that does not fully offset the impact of the devaluation. Gross profit margins at ICN Russia were further impacted as inventories manufactured prior to the devaluation were charged to cost of product sales at the higher historical exchange rate. In the Other Eastern Europe Pharmaceuticals segment, the gross profit margin improved to 48% from 36% in 1997, primarily due to the fourth quarter 1997 acquisition of Polfa Rzeszow in Poland, and improved operating efficiency at the Company's factory in Hungary.



     Selling, General and Administrative Expenses: Selling, general and administrative expenses were $312.4 million (37% of revenues) for 1998 compared to $256.2 million (34% of revenues) for 1997. The Company's 1997 and 1998 acquisition of four pharmaceutical companies in Eastern Europe and the acquisition of product rights from Roche and SKB generated additional expenses of $48.8 million in 1998, of which approximately $11.7 million represents increased amortization of goodwill and purchased intangibles. In addition, the ongoing development of the sales, marketing, and administrative functions at the Company's Eastern European headquarters in Moscow, Russia resulted in additional expenses of $16.8 million in 1998. Other increases in selling, general and administrative expenses reflect increased expenditures, primarily at the Company's United States corporate offices, to support the Company's recent acquisitions and increased sales volume in the base business. These changes were partially offset by lower expenses in the Yugoslavia Pharmaceuticals and Russia Pharmaceuticals segments, reflecting the effect of exchange rate changes during the year.



     Research and Development Costs: Research and development costs were $20.8 million for 1998, compared to $18.7 million for 1997. The increase reflects the Company's continued investment in the development of products, primarily at its facilities in the United States.



     Translation and Exchange Losses, Net: Foreign exchange losses, net, were $80.5 million for the year ended December 31, 1998. The Company incurred losses of $53.8 million related to its Russian operations, principally due to the third quarter 1998 devaluation of the ruble. ICN Yugoslavia recorded foreign exchange losses of $23.9 million in 1998, including the effect of the April 1998 devaluation of the dinar. Additionally, the Company recorded foreign currency transaction losses of $3.0 million in Hungary, principally related to long-term debt denominated in currencies other than the forint, the Hungarian subsidiary's functional currency.



     Interest Income and Expense: For 1998, interest expense increased $15.2 million compared to the same period in 1997, primarily due to interest expense on the Company's $200.0 million 8 3/4% Senior Notes issued in August 1998 and the inclusion in 1998 of a full year's interest on the Company's 9 1/4% Senior Notes issued in August 1997. The additional interest expense on the Senior Notes was partially offset by interest savings resulting from the conversion of certain long-term debt to common stock and capitalization of interest costs related to plant construction in Russia and

Yugoslavia. Interest income for the year ended December 31, 1998 decreased to $13.1 million in 1998 from $15.9 million in 1997 due to lower interest income earned on notes receivable from the Yugoslavian government, which was partially offset by increased earnings from the investment of a significant portion of the proceeds of the Senior Notes.



     Income Taxes: The Company's effective income tax rate (benefit) was 1% for 1998 compared to (26%) for 1997. The Company operates in many regions where the tax rate is low or it benefits from a tax holiday. In 1998, the provision for income taxes reflects the effect of income in Russia, Yugoslavia and other jurisdictions taxed at rates lower than the U.S. Federal statutory rate of 35%. Offsetting these benefits was an increase in the valuation allowance associated with the write-off of the Company's Yugoslavian subsidiary. In addition, the Company received no tax benefit for the foreign currency translation losses included in the Company's 1998 net loss.



     In 1998, the provision for income taxes reflects a deferred tax benefit of $8.2 million resulting from the recognition of certain deferred tax assets and the reduction of the related valuation allowance. During 1997 and 1998, the Company acquired certain products from Roche and SKB. Also in 1998, Schering-Plough's sales of Rebetron(R) Combination Therapy for HCV commenced following receipt of FDA approval to market the drug and the Company began to receive royalty revenues under the License Agreement. These new products and royalties are expected to generate future taxable income that resulted in a deferred tax benefit in 1998 and 1997. Ultimate realization of the deferred tax assets is dependent upon the Company generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that the net deferred tax assets will be realized.



     The Company received the benefit of certain favorable tax laws that resulted in income taxes at a rate lower than the current 25% Yugoslavian statutory rate. Under Yugoslavian law, taxable earnings attributed to foreign investment are exempt from taxation for a five year period. Accordingly, 75% of ICN Yugoslavia's taxable income, the Company's ownership in ICN Yugoslavia, was exempt from taxation for the five years ending December 31, 1996. The Company also received tax credits in Yugoslavia for certain capital investments, including investments in short-term government bonds and plant and equipment, which can only be used in the year in which the investment is made. Effective January 1, 1997, additional changes in the Yugoslavian tax law resulted in benefits to the Company in the form of a reduction in taxes otherwise payable as a result of its foreign investment in ICN Yugoslavia. The effect of these items was to reduce the 1997 effective tax rate at ICN Yugoslavia to 2%. In 1998, the effective tax rate of ICN Yugoslavia was approximately 1%.



     In Russia, the Company continues to benefit from special tax relief that benefits pharmaceutical companies. Under this relief, approximately 75% of the income generated in Russia related to the manufacture and sale of prescription medicines is exempt from taxation. This reduced the effective rate to approximately 1% in 1998 and 1997. In Hungary, the Company benefited from a tax holiday which expired on December 31, 1998.



     In 1998, ICN Yugoslavia and ICN Hungary generated tax loss carryforwards and the Company's Russian subsidiaries generated deferred income tax assets, primarily related to bad debt reserves. Management believes that it is more likely than not that these future tax benefits will not be realized as a result of the seizure of ICN Yugoslavia and the Russian economic crisis affecting Eastern Europe. Accordingly, the Company recorded a valuation allowance against these loss carryforwards and deferred income tax assets, resulting in no tax benefit being recorded in 1998. In 1997 and 1996, the aggregate benefit using the local statutory rates in Yugoslavia, Russia, and Hungary relating to the above items was approximately $23,300,000 ($0.33 per diluted share) and $22,700,000 ($0.38 per diluted share), respectively.



     The trend of low tax rates may not continue in the future. In 1997, the Company recognized substantially all of the benefit of its United States net operating loss carryforwards. In Hungary, the tax holiday expired on December 31, 1998 and the Company expects to incur taxes on the income of its Hungarian operations at a rate of approximately 18% in 1999. The continuing tax benefits in

Russia are subject to potential changes in tax law that may be enacted in the future. Should these benefits be repealed, income generated in Russia would require the Company to provide taxes at then-current statutory rates, which could have a material impact on the consolidated financial position, results of operations and cash flows of the Company.



  Year Ended December 31, 1997 Compared to 1996



     Revenues: Revenues in the North America Pharmaceuticals segment for 1997 were $117.4 million compared to $106.4 million for 1996. The increase of $10.9 million (10%) is primarily the result of the Company's purchase of the rights to eleven products from Roche in the third and fourth quarters of 1997. The increase in revenues related to the acquired product rights was partially offset by a $10.3 million decrease in unit sales of ribavirin for respiratory syncytial virus ("RSV").



     Revenues in the Western Europe Pharmaceuticals segment for 1997 were $45.0 million compared to $35.8 million in 1996. The increase of $9.1 million (26%) is primarily the result of 1997 sales of $12.9 million generated by the products acquired from Roche during 1997 and increased ribavirin sales, partially offset by unfavorable currency exchange fluctuations.



     Revenues in the Latin America Pharmaceuticals segment for 1997 were $63.7 million compared with $47.4 million for 1996, an increase of $16.3 million (34%). Such increases were primarily due to price increases and volume increases, partially offset by unfavorable currency exchange fluctuations. The increase also reflects 1997 sales of $4.3 million generated by the products acquired from Roche during 1997.



     Revenues in the Russia Pharmaceuticals segment for 1997 were $134.7 million compared with $66.8 million for 1996, an increase of $67.9 million (102%). The Company acquired AO Tomsk and Marbiopharm in the fourth quarter of 1997, which added revenues of $17.9 million. In addition, the Company's 1996 Russian acquisitions, Polypharm and Leksredstva, generated additional revenues in 1997 of $35.4 million, of which $15.9 million was due to price and volume increases and the remainder was the result of the inclusion of a full year's sales in 1997. Revenues at ICN Oktyabr in Russia increased $14.6 million in 1997 compared to 1996 due to price and volume increases.



     Revenues in the Yugoslavia Pharmaceuticals segment for 1997 were $225.5 million, compared to $267.2 million in 1996. During 1997, the Company limited its sales to the Yugoslavian government to those amounts which could be paid in cash or in notes receivable fixed in dollar amounts. Revenues at ICN Yugoslavia in 1996 and 1997 were also affected by limitations on governmental health care expenditures.



     Revenues in the Other Eastern Europe Pharmaceuticals segment for 1997 were $73.1 million, compared to $21.5 million in 1996. The $51.6 million increase reflects the inclusion in 1997 of a full year's operations of Alkaloida and the Company's acquisition of Polfa Rzeszow in the fourth quarter of 1997.



     Revenues in the Asia, Africa and Australia Pharmaceuticals segment for 1997 were $22.0 million compared to $4.7 million for 1996. The increase of $17.3 million (368%) is primarily due to the 1997 acquisition of Wuxi ICN Pharmaceuticals, Inc. in China, which generated revenues of $9.1 million for the year. The increase also reflects 1997 sales of $7.6 million generated by the products acquired from Roche during 1997.



     Revenues in the Biomedicals segment for 1997 were $70.9 million compared with $64.3 million in 1996, an increase of $6.6 million (10%). This increase was primarily due to the acquisition of the former Dosimetry Service Division of Siemens Medical Systems, Inc. in July 1996, partially offset by a $1.3 million decrease resulting from the sale of the instrument business in March 1996.



     Gross Profit: Gross profit as a percentage of sales was 53% for 1997 compared to 52% for 1996. ICN Yugoslavia achieved a gross profit margin of 48% in 1997 compared to 41% for 1996, when gross profit margins were adversely affected by the November 1995 devaluation of the

Yugoslavian dinar. The devaluation suppressed gross margins in 1996 due to higher exchange rates and a lack of sufficient price increases, while the cost of product sales for inventory manufactured prior to the devaluation is expensed at a higher historical exchange rate. In the Russia Pharmaceuticals segment, the Company achieved a gross profit of 39% in 1997 compared to 45% in 1996, reflecting lower gross profit margins on the Company's 1997 Russian acquisitions and at ICN Oktyabr, where gross profit was affected by competitive pricing pressures. In the Other Eastern Europe Pharmaceuticals segment, gross profit margins improved to 36% in 1997 from 22% in 1996 due to improved operating efficiency in Hungary and the acquisition of Polfa Rzeszow in the fourth quarter of 1997. In the Company's North America Pharmaceuticals segment, gross profit margins were 81% for 1997 compared to 85% in 1996, primarily due to lower sales of ribavirin.



     Selling, General and Administrative Expenses: Selling, general and administrative expenses were $256.2 million (34% of revenues) in 1997 compared to $192.4 million (31% of revenues) in 1996. The increase was primarily due to additional expenses of the operations acquired in 1997 and 1996 totaling $25.7 million, including additional amortization of purchased intangibles of $3.8 million resulting from the acquisition of certain product rights from Roche and additional costs of approximately $5.9 million resulting from the establishment of the Company's Eastern European headquarters in Moscow. The 1997 amount also includes a one-time $12.0 million charge related to the settlement of the 1995 class action suit related to the Company's hepatitis C NDA.



     Research and Development Costs: Research and development costs increased $3.0 million in 1997 compared to 1996. The increase is primarily the result of the acquisition of personnel and modern research facilities in Hungary, and increased investment in research and development efforts at ICN Yugoslavia.



     Translation and Exchange Losses, Net: Foreign exchange losses, net, in 1997 were $12.8 million compared to $2.3 million in 1996. In 1997, ICN Yugoslavia had translation losses of $12.6 million, related to changes in local currency and its impact on their net monetary asset position. In addition, Hungary recorded transaction losses of approximately $2.4 million on long-term obligations denominated in currencies other than its functional currency. Partially offsetting these losses were gains of $1.1 million related to the Company's foreign-denominated debt.



     Interest Income and Expense: The increase in interest expense of $7.1 million in 1997 compared to 1996 is primarily due to interest expense on the 9 1/4% Senior Notes issued in August 1997 and interest expense on debt acquired in connection with the Company's 1996 and 1997 acquisitions. This additional interest expense was partially offset by reduced interest expense as a result of the conversion of $115.0 million principal amount of the Company's 8.5% Convertible Subordinated Notes due 1999 and all of the outstanding 5 5/8% Swiss Franc Exchangeable Certificates, as well as increased interest capitalization of interest costs related to plant construction at ICN Yugoslavia. During 1997, the Company capitalized interest of $5.4 million compared to $3.8 million in 1996. Interest income increased to $15.9 million in 1997 from $3.0 million in 1996 due to the investment of a significant portion of the proceeds of the 9 1/4% Senior Notes.



     Income Taxes: The Company's effective income tax rate (benefit) was (26%) for 1997 compared to (7%) for 1996. In 1997, the provision for income taxes reflects a deferred tax benefit of $35.4 million resulting from the recognition of certain deferred tax assets and the reduction of the related valuation allowance. During 1997, the Company acquired certain products from Roche and, in early 1998, it acquired certain products from SKB. These new products are expected to generate future taxable income that provided a basis for reducing the Company's valuation allowance for its deferred tax assets in 1997. Ultimate realization of the deferred tax assets is dependent upon the Company generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that the net deferred tax assets will be realized. In 1997, the benefits from a tax holiday expired in Yugoslavia; however, changes in Yugoslavian tax law in 1997 created benefits that resulted in an overall 2% effective tax rate. In Russia, the Company continued to benefit from special tax relief that benefits pharmaceutical companies resulting in an effective rate of 1%. In Hungary, the Company benefited from a tax holiday expiring December 31, 1998.



     In 1996, the Company benefited from tax credits arising from the acquisition of ICN Yugoslavia and in Russia the tax rate was low due to special tax relief afforded to pharmaceutical companies. In 1996, the Company recorded a tax benefit of $6.8 million, primarily resulting from the favorable outcome of tax audits and the tax benefit from the Company's current year tax loss in the United States, which was carried back to prior tax years and resulted in the recovery of taxes previously paid.



LIQUIDITY AND CAPITAL RESOURCES



     During the three months ended March 31, 1999, cash provided by operating activities totaled $3.7 million, compared to cash used in operations of $17.0 million in 1998. Operating cash flows reflect the Company's net income of $22.6 million and net non-cash charges (including depreciation, minority interest, and foreign exchange gains and losses) of $14.9 million, partially offset by working capital increases (after the effect of business acquisitions and currency translation adjustments) totaling approximately $33.8 million. The working capital increases principally consist of a $27.1 million decrease in trade accounts payable resulting from the timing of payments to certain vendors, and a $10.9 million increase in accounts receivable, mainly resulting from higher sales volumes in the Western Europe and Asia, Africa and Australia regions.



     Cash used in investing activities was $13.9 million for the three months ended March 31, 1999 compared to $64.0 million for the same period of 1998. In 1999, the Company made capital expenditures of $12.1 million, principally representing the continuation of its plant expansion efforts and investment in information systems. In addition, the Company used cash of $1.9 million for the acquisition of a 97% interest in Fuzio-Pharma, a pharmaceutical distributor in Hungary (net of cash acquired of $72,000). These amounts were partially offset by proceeds of $129,000 from the sale of assets and other items. In 1998, net cash used in investing activities of $64.0 million principally consisted of payments for acquisitions totaling $45.0 million and capital expenditures of $19.3 million, which were partially offset by proceeds from the sale of assets of $259,000.



     Cash provided by financing activities totaled $16.8 million for the three months ended March 31, 1999, including proceeds of long-term borrowings totaling $26.2 million. In addition, as provided for under the terms of a Stock Purchase Agreement entered into with Schering-Plough in 1995, the Company sold to Schering-Plough 1,141,498 shares of its common stock for $27.0 million. Proceeds from the exercise of employee stock options provided an additional $1.3 million. These amounts were partially offset by principal payments on long-term debt of $27.5 million, cash dividends paid on common stock of $4.6 million, and a net reduction of short-term borrowings of $39,000. Also during the quarter ended March 31, 1999, the Company repurchased 223,967 shares of its common stock for $5.6 million, completing the initial $10.0 million portion of the Stock Repurchase Program authorized by the Company's Board of Directors in 1998. During the first quarter of 1998, cash used in financing activities of $517,000 principally consisted of principal payments on long-term debt of $3.5 million and dividend payments of $3.8 million, partially offset by proceeds of $4.3 million from the issuance of common stock, long-term borrowings of $1.6 million, proceeds of $822,000 from the exercise of employee stock options, and net short-term borrowings of $66,000.



     During 1998, cash provided by operating activities totaled $9.6 million, compared to $9.3 million in 1997. Operating cash flows reflect the Company's net loss of $352.1 million combined with working capital increases (after the effect of business acquisitions and currency translation adjustments) totaling approximately $173.2 million, offset by net non-cash charges (including the Eastern European charges of $451.0 million, along with depreciation, minority interest, and foreign exchange gains and losses) of $534.9 million. The write-off of the Company's Yugoslavian operations in the fourth quarter of 1998 reduced its working capital by $120.9 million, including cash of $22.1 million.

     The working capital increases principally relate to the Company's accounts and notes receivable and its inventories, especially at ICN Yugoslavia and ICN Russia. The Company's accounts and notes receivable decreased by $225.9 million during 1998. Before the effects of currency devaluation and the Eastern European charges, the Company experienced a $160.3 million increase in accounts and notes receivable as sales volume grew during the first half of the year. At the same time, cash collections were adversely affected by the continuing liquidity problems among many of the Company's key customers in Russia and Eastern Europe (including the Yugoslavian government). However, the April 1998 devaluation of the Yugoslavian dinar and the Yugoslavian government's default on $176.2 million of accounts and notes receivable led to the write-off of all of these accounts. In the third quarter, the devaluation of the Russian ruble reduced the dollar value of the Company's Russian accounts receivable by over 70%; the resulting liquidity problems among the Company's customers in the region caused the Company to record additional reserves for anticipated losses on accounts receivable of $37.9 million, further reducing net accounts receivable. In the fourth quarter, the Company's receivables decreased by an additional $83.2 million as a result of the write-off of ICN Yugoslavia.



     The Company's inventories decreased by $20.4 million during 1998. The Company used cash of approximately $29.1 million to increase inventory levels (principally in the Company's Russian and Eastern European operations) to support the sales growth experienced in the first half of 1998. The Company also built up stocks of the products acquired in 1998 from Roche and SKB. These increases were offset by the loss of inventories valued at $46.7 million resulting from the write-off of ICN Yugoslavia, and by reserves for losses on certain inventories which the Company incurred as a result of the Russian economic crisis. The Company also used cash to fund increases in prepaid expenses and other assets of approximately $22.3 million, primarily due to vendor prepayments made in Yugoslavia and Russia to reduce the Company's exposure to exchange rate fluctuations; this increase was offset by the write-off of ICN Yugoslavia. The cash used to support the increased levels of receivables, inventories, and prepaid expenses was partially offset by an increase in trade payables and accrued liabilities of $38.9 million and other working capital changes.



     Cash used in investing activities was $295.0 million for 1998 compared to $100.1 million for 1997. In 1998, the Company used cash of $172.9 million for acquisitions, including $148.2 million paid for the acquisition of rights to certain products from Roche, SKB and Cassara. The Company also purchased VUAB and acquired a portion of the minority interests in five of the Company's subsidiaries. In addition, the Company made capital expenditures of $110.3 million, principally representing the continuation of its plant expansion efforts. Cash used in investing activities also reflects the effect of the Yugoslavian government's seizure of the Company's Yugoslavian operations, which resulted in the loss of ICN Yugoslavia's cash balances of $22.1 million. The increase in restricted cash of $15.0 million was due to additional deposit requirements to collateralize the Company's potential obligation under certain letters of credit. These amounts were partially offset by proceeds from the sale of marketable securities of $23.0 million and proceeds of $1.2 million from the sale of assets. In 1997, net cash used in investing activities of $100.1 million principally consisted of payments for acquisitions totaling $44.8 million and capital expenditures of $100.4 million, which were partially offset by proceeds from the sale of marketable securities of $40.8 million and other sources.



     Cash provided by financing activities totaled $186.0 million during 1998, including proceeds of long-term borrowings totaling $225.1 million. In August 1998, the Company completed a private placement of $200.0 million of its 8 3/4% Senior Notes due 2008 for net proceeds of approximately $190.8 million. Other cash flows from financing activities included proceeds of $6.8 million from the exercise of employee stock options and a net decrease in short-term borrowings of $1.2 million. The Company also received proceeds of $4.3 million related to shares of its common stock issued in the Company's acquisition of certain product rights from Roche in 1997. Under the purchase agreement, the Company was entitled to a portion of the proceeds realized by Roche from the sale of the shares in excess of a specified price. These amounts were partially offset by principal payments on long-term debt of $27.4 million, and cash dividends paid on common stock of $17.1 million. The dividend payments reflect higher levels of shares outstanding and a 12.5% increase in the per share dividend from the same period in 1997. Net cash provided by financing activities of $262.7 million for 1997 principally came from long-term borrowings totaling $284.1 million, including the sale of $275.0 million principal amount of the Company's 9 1/4% Senior Notes in August 1997, and proceeds from the exercise of stock options of $20.5 million. These amounts were partially offset by principal payments of $17.6 million on long-term debt, a net $14.4 million reduction in short-term borrowings, and cash dividends of $11.6 million.



     In March 1998, the Company announced the redemption of its Bio Capital Holdings 5 1/2% Swiss Franc Exchangeable Certificates (the "New Certificates") and SFr 37.7 million principal amount of the New Certificates was exchanged for an aggregate of approximately 802,000 shares of the Company's common stock. The remaining SFr 200,000 principal amount of the New Certificates was redeemed for cash. Upon the exchange of the New Certificates, marketable securities held in trust for payment of the New Certificates, having a market value of approximately $23.0 million, became available to the Company, and were sold.



     The Company's principal sources of liquidity are its existing cash and cash equivalents and cash provided by operations. Cash and cash equivalents at March 31, 1999 totaled $110.8 million compared to $104.9 million at December 31, 1998. Working capital at March 31, 1999 was $260.7 million, compared to $237.0 million at December 31, 1998. The $23.7 million increase in working capital is primarily due to cash and working capital generated by operating activities during the quarter ended March 31, 1999. Certain of the Company's lines of credit and long term borrowings include covenants restricting payment of dividends, issuance of new indebtedness, and repurchase of the Company's common stock and requiring the maintenance of certain financial ratios.



     In July 1999, the Company completed the offering of the 1999 Old Notes for net proceeds of approximately $117.6 million. The Company anticipates that short-term and long-term indebtedness totalling $83.6 million will be repaid with a portion of the proceeds of the 1999 Old Notes. Included in this amount are obligations of the Company's Hungarian subsidiary having an aggregate principal amount of $41.7 million, of which the Company repaid $40.1 million in June 1999 in anticipation of the completion of the offering of the 1999 Old Notes and to take advantage of favorable interest and foreign exchange rates.



     The current economic crisis in Russia continues to adversely affect the Company's operating cash flows in Russia and Eastern Europe, as its Russian customers continue to experience severe liquidity shortages. The Company may need to invest additional working capital in Eastern Europe (including Russia) to maintain its operations, to provide increasing levels of working capital necessary to support growth, and to fund the purchase or upgrading of facilities. The Company also has several preliminary acquisition prospects that may require funds in 1999. However, there can be no assurance that any such acquisitions will be consummated.



     In March 1999, the Company repurchased an additional 223,967 shares of its common stock for $5.6 million, completing the first part of its stock repurchase program. Under the terms of the indentures related to the Company's Senior Notes, the Company is not currently permitted to repurchase additional shares of its common stock.



     With regards to the Company's significant foreign operations, approximately $21.8 million, $31.7 million, $22.6 million, and $43.5 million in Russia, Puerto Rico, Canada, and Mexico, respectively, could be repatriated at December 31, 1998, except for the Company's decision to reinvest in the foreign operations.



     Management believes that the Company's existing cash and cash equivalents and funds generated from operations will be sufficient to meet its operating requirements in 1999 and to fund anticipated acquisitions and capital expenditures, including the continued development of its network of retail pharmacies in Russia. The Company may also seek additional debt financing or issue additional equity securities to finance future acquisitions. The Company is in discussions with a financial institution regarding a secured long-term revolving credit facility of up to $50.0 million. No commitment letter has been entered into between the Company and such financial institution. There can be no assurance that the Company will successfully enter into such credit facility or any other similar financing.



     The Company evaluates the carrying value of its inventories at least quarterly, taking into account such factors as historical and anticipated future sales compared with quantities on hand, the price the Company expects to obtain for its products in their respective markets compared with historical cost, and the remaining shelf life of goods on hand. The Company also evaluates the collectibility of its receivables at least quarterly, based upon various factors including the financial condition and payment history of major customers, an overall review of collections experience on other accounts, and economic factors or events expected to affect the Company's future collections experience. As of March 31, 1999, the Company believes that adequate provision has been made for inventory obsolescence and for anticipated losses on uncollectible accounts receivable.



     The Company is currently self-insured with respect to product liability claims. While to date no material adverse claim for personal injury resulting from allegedly defective products has been successfully maintained against the Company, a substantial claim, if successful, could have a material adverse effect on the Company's liquidity and financial performance.



FOREIGN OPERATIONS



     Approximately 67% and 84% of the Company's revenues for the three months ended March 31, 1999 and 1998, respectively, were generated from operations outside the United States. All of the Company's foreign operations are subject to certain risks inherent in conducting business abroad, including price and currency exchange controls, fluctuations in the relative values of currencies, political instability and restrictive governmental actions. Changes in the relative values of currencies occur from time to time and may, in certain instances, materially affect the Company's results of operations. The effect of these risks remains difficult to predict.



     While the Russian economy has shown signs of stabilizing in recent months, the political situation has been unstable. The recent turmoil in the Russian government may delay further financial assistance from the International Monetary Fund or the World Bank. This uncertainty may contribute to further declines in the value of the ruble. The Russian government has recently instituted a process for establishing prices for pharmaceutical products which may lead to price controls in the Russian market in the future. Currently, this process requires the Company to register the prices for certain of its products included on the government's list of "products important for health." The next procedure for registration includes the negotiation and approval of such prices between the Company and the relevant state bodies. The Company is currently working with all relevant state bodies to approve its prices and the Company is not presently able to determine the effect, if any, that this process may have on its results of operations. However, such developments could have a material adverse effect on the Company's results of operations in Russia.



     The Company's collections on accounts receivable in Eastern Europe (including Russia) have been adversely affected by the Russian economic crisis. Prior to the August 1998 devaluation of the Russian ruble, the Company had favorable experience with the collection of receivables from its customers in the region. Subsequently, the Company has taken additional steps to ensure the creditworthiness of its customers and the collectibility of accounts receivable by tightening its credit policies in the region. These steps include a shortening of credit periods, suspension of sales to customers with past-due balances, and discounts for cash sales. The adoption of these more restrictive credit policies has contributed to the decline in sales in Russia for the three months ended March 31, 1999 compared with the same period of 1998.

     ICN Russia operates in a highly inflationary economy and uses the dollar as the functional currency rather than the Russian ruble. During the three year period ended December 31, 1998, the cumulative rate of inflation in Russia was approximately 180%. All foreign exchange gains and losses arising from foreign currency transactions and translation are included in income. As of May 31, 1999, ICN Russia had a net monetary asset position of approximately $9.7 million which would be subject to foreign exchange loss if a further decline in the value of the ruble in relation to the dollar were to occur. Due to the extremely large fluctuation in the ruble exchange rate, the ultimate amount of any future foreign exchange loss the Company may incur cannot presently be determined and such loss may have a material adverse effect on the Company's financial position and results of operations. The Company's management continues to work to reduce its net monetary exposure, including the tightening of credit policies and increased accounts receivable collection efforts including, in some cases, discounts for early payment from customers. However, there can be no assurance that such efforts will be successful.



     The Company does not currently provide any hedges on its foreign currency exposure and, in certain countries in which the Company operates, no effective hedging programs are available. The Company and its subsidiaries are also subject to foreign currency risk on its foreign-denominated debt of approximately $46.3 million at March 31, 1999, which is primarily denominated in Swiss francs and German marks, Czech krona and, in Hungary and Poland, in U.S. dollars.



INFLATION AND CHANGING PRICES



     The effects of inflation are experienced by the Company through increases in the costs of labor, services and raw materials. The Company is subject to price control restrictions on its pharmaceutical products in the majority of countries in which it operates. While the Company attempts to raise selling prices in anticipation of inflation, the Company has been affected by the lag in allowed price increases in Mexico and other regions, which has created lower sales in U.S. dollars and reductions in gross profit. The Company's operations in Russia and other regions may be subject to price controls in the future. Future sales and gross profit could be materially affected if the Company is unable to obtain price increases commensurate with the levels of inflation.



THE YEAR 2000 ISSUE



     Many computer systems and equipment and instruments with embedded microprocessors were designed to recognize only the last two digits of a calendar year. With the arrival of the Year 2000, these systems and microprocessors may encounter operating problems due to their inability to distinguish years after 1999 from years preceding 1999. Systems that are not "Year 2000 compliant" could malfunction, potentially resulting in an adverse impact on the Company's business.



     The Company is pursuing an action plan to be Year 2000 compliant in all locations by the third quarter of 1999. The Company does not have significant reliance on custom, internally generated software; the Company principally uses third party software that is, in most cases, already Year 2000 compliant. The Company has completed an assessment of its worldwide information systems and has determined that it will be required to perform some modification or replacement of software so that all systems will properly utilize dates beyond December 31, 1999. The Company has spent approximately $7.2 million to upgrade its information systems to be Year 2000 compliant, and currently considers its information systems to be over 90% Year 2000 compliant. The Company recently converted its Russian operations to Year 2000-compliant software.



     The remaining projects that must be completed for full Year 2000 compliance are software upgrades at the Company's plants in Hungary and Puerto Rico. The purchase of replacement software is necessary to maintain the existing "Good Manufacturing Practices" status of these plants. The Company has acquired appropriate replacement software for these facilities and installation began early in 1999. The estimated additional cost to complete the conversion to full Year 2000 compliance is estimated to be approximately $1.1 million which will be spent primarily in

1999 and funded with cash from operations. There can be no assurance that the conversion will be completed within internal or external deadlines.



     The Company's operations may also be impacted in the event that computer disruption is encountered by third parties with whom the Company conducts significant business. These third parties include suppliers and service providers on whom the Company relies, and the wholesalers, distributors, health care providers, and others from whom the Company derives its revenues. The Company has identified the most critical of these third parties and the Company intends to communicate with these third parties concerning their state of readiness. However, the Company can provide no assurance that these third parties will not experience business disruption. If a number of these third parties experience business disruption due to a Year 2000 computer problem, the Company's results of operations and cash flows could be materially adversely affected.



     The Company is evaluating the need for contingency plans to address potential business disruptions at these third parties. Contingency planning may include increasing inventory levels, establishing secondary sources of supply and manufacturing, modifying production schedules, and maintaining backup lines of communications with our customers. Should the Company determine that important third parties may experience business interruption, appropriate contingency plans will be developed. However, it is unlikely that any contingency plan can fully mitigate the impact of significant business disruptions among these third parties.



EURO CONVERSION



     On January 1, 1999, 11 of the 15 member countries of the European Union introduced a new currency called the "Euro." The conversion rates between the Euro and the participating nations' existing legacy currencies were fixed irrevocably as of January 1, 1999. Prior to full implementation of the new currency on January 1, 2002, there will be a transition period during which parties may, at their discretion, use either the legacy currencies or the Euro for financial transactions.



     The Company expects its affected subsidiaries to continue to operate primarily in their respective legacy currencies through December 2000. The majority of the Company's affected subsidiaries currently can accommodate transactions for customers or suppliers operating in either the legacy currency or the Euro. Action plans are currently being implemented which are expected to result in full compliance with all laws and regulations relating to the Euro conversion. Such plans include the adaptation of information technology and other systems to accommodate Euro-denominated transactions as well as the requirements of the transition period. The Company is also addressing the impact of the Euro on its currency exchange-rate risk, taxation, contracts, competition and pricing. While it is not possible to accurately predict the impact the Euro will have on the Company's business or on the economy in general, management currently does not anticipate that the Euro conversion will have a material adverse impact on the Company's market risk with respect to foreign exchange, its results of operations, or its financial condition.

                               THE EXCHANGE OFFER

GENERAL

  Registration Rights


     The Company and the Initial Purchasers entered into the Registration Rights Agreement on or pursuant to which the Company agreed, for the benefit of holders of the Old Notes, that it will, at its expense (i) on or prior to the 30th day following the date of closing of each of the 1998 Offering and the 1999 Offering (each, an "Issue Date"), file the Exchange Offer Registration Statement with the Commission with respect to the Exchange Offer pursuant to which the Notes will be exchanged for the Exchange Notes, which will have terms identical to the Notes (except that the Exchange Notes will not contain terms with respect to transfer restrictions or any provision relating to this paragraph) and (ii) use its best efforts to cause the Exchange Offer Registration Statement to be declared effective under the Securities Act by the 150th day after the Issue Date. Upon effectiveness of the Exchange Offer Registration Statement, the Company will offer to all holders of the Notes an opportunity to exchange their securities for a like principal amount of the Exchange Notes. The Company will keep the Exchange Offer open for acceptance for not less than 20 business days after the date the Exchange Offer Registration Statement is declared effective. For each Note surrendered to the Company for exchange pursuant to the Exchange Offer, the holder of such Note will receive an Exchange Note having a principal amount at maturity equal to that of the surrendered Note. Interest on each Exchange Note will accrue from the last interest payment date on which interest was paid on the Note surrendered in exchange therefor or, if no interest has been paid on such Note, from the Issue Date.


     Under existing interpretations of the staff of the Commission's Division of Corporation Finance (the "Staff"), the Exchange Notes will generally be freely transferable after the Exchange Offer without further registration under the Securities Act; provided, however, that broker-dealers ("Participating Broker-Dealers") receiving Exchange Notes in the Exchange Offer will be subject to a prospectus delivery requirement with respect to resales of such Exchange Notes. To date, the Staff has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as the exchange pursuant to the Exchange Offer (other than a resale of an unsold allotment from the sale of the Notes to the Initial Purchasers) with the prospectus contained in the Exchange Offer Registration Statement. Pursuant to the Registration Rights Agreement, the Company will permit Participating Broker-Dealers and other persons, if any, subject to similar prospectus delivery requirements to use the prospectus contained in the Exchange Offer Registration Statement in connection with the resale of such Exchange Notes.

     Each holder of the Notes who wishes to exchange its Notes for Exchange Notes in the Exchange Offer will be required to make certain representations to the Company, including that (i) any Exchange Notes to be received by it will be acquired in the ordinary course of its business, (ii) it has no arrangement with any person to participate in a public distribution (within the meaning of the Securities Act) of the Exchange Notes and (iii) it is not an "affiliate," as defined in Rule 405 of the Securities Act, of the Company, or if it is such an affiliate, that it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable to it.

     In addition, each holder who is not a broker-dealer will be required to represent that it is not engaged in, and does not intend to engage in, a public distribution of the Exchange Notes. Each holder who is a broker-dealer and who receives Exchange Notes for its own account in exchange for Notes that were acquired by it as a result of market-making activities or other trading activities will be required to acknowledge that it will deliver a prospectus in connection with any resale by it of such Exchange Notes.

     In the event that applicable interpretations of the Staff do not permit the Company to effect the Exchange Offer or if for any other reason the Exchange Offer is not consummated by the 180th day following the Issue Date, or if the Initial Purchaser so requests with respect to the Notes not eligible to be exchanged for Exchange Notes in the Exchange Offer or if any holder of Notes is not eligible to participate in the Exchange Offer or does not receive freely tradeable Exchange Notes in the Exchange Offer, the Company will, at its expense, (a) promptly file a Shelf Registration Statement (the "Shelf Registration Statement") permitting resales from time to time of the Notes, (b) use its best efforts to cause the Shelf Registration Statement to become effective and (c) use its best efforts to keep the Shelf Registration Statement current and effective until two years from the Issue Date or such shorter period that will terminate when all the Notes covered by the Shelf Registration Statement have been sold pursuant thereto. The Company, at its expense, will provide to each holder of the Notes copies of the prospectus, that is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement has become effective and take certain other actions as are required to permit unrestricted resales of the Notes from time to time. A holder of Notes who sells such Notes pursuant to the Shelf Registration Statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement which are applicable to such holder (including certain indemnification obligations).

     In the event that (i) the Exchange Offer Registration Statement is not filed with the Commission on or prior to the 30th day after the Issue Date or declared effective on or prior to the 150th day after the Issue Date, (ii) the Exchange Offer is not consummated on or prior to the 180th day following the Issue Date, (iii) the Shelf Registration Statement is not filed or declared effective within the required time periods or (iv) the Exchange Offer Registration Statement or the Shelf Registration Statement is declared effective but thereafter ceases to be effective (except as specifically permitted therein) for a period of 15 consecutive days without being succeeded immediately by an additional Exchange Offer Registration Statement or Shelf Registration Statement, as the case may be, filed and declared effective (each such event a "Registration Default"), the interest rate borne by the Notes shall be increased by 0.50% per annum for the 90-day period following such Registration Default. Such interest rate will increase by an additional 0.25% per annum at the beginning of each subsequent 90-day period following such Registration Default, up to a maximum aggregate increase of 1.0% per annum. From and after the date that all Registration Defaults have been cured, the Notes bear interest at the rate set forth on the cover page of this Prospectus.


     Prior to the date hereof, the Company's Exchange Offer Registration Statement relating to an exchange offer for the 1998 Old Notes had not been declared effective under the Securities Act. Under the provisions of the Registration Rights Agreement relating to such 1998 Old Notes, the Company continued to pay additional interest on such 1998 Old Notes until the date hereof.



     Notwithstanding the foregoing, to the extent necessary, there shall be added to all time limitation periods that number of days representing delays in the Company's filings with the Commission caused by events beyond the Company's control despite its best efforts in either of the following categories: (i) events affecting issuers generally, such as the temporary closure of federal agencies; or (ii) events directly affecting the Company such as its inability to obtain all information of an acquisition entity constituting a significant subsidiary within a time period that would permit independent auditors to prepare required audited information on a timely basis. In addition, if at any time counsel to the Company has determined in good faith that it is reasonable to conclude that the filing of the Exchange Offer Registration Statement or the Shelf Registration Statement or the compliance by the Company with its disclosure obligations in connection with the Exchange Offer Registration Statement or the Shelf Registration Statement may require the disclosure of information which the Board of Directors of the Company has identified as material and which the Board of Directors has determined that the Company has a bona fide business purpose for preserving as confidential, then the Company may delay the filing or the effectiveness of the Exchange Offer Registration Statement or Shelf Registration Statement (if not then filed or effective, as applicable) and shall not be required to maintain the effectiveness thereof or amend or supplement the

Exchange Offer Registration Statement or Shelf Registration Statement for a period expiring upon the earlier to occur of (A) the date on which such material information is disclosed to the public or ceases to be material or the Company is able to so comply with its disclosure obligations and Commission requirements or (B) 30 days after the Company notifies the holders of such good faith determination.

     The summary herein of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, a copy of which is available upon request to the Company.


     As of the date of this Prospectus, $325.0 million aggregate principal amount of the Old Notes is outstanding. In connection with the issuance of the Old Notes, ICN arranged for the Old Notes initially purchased by qualified institutional buyers, as defined pursuant in Rule 144A under the Securities Act ("Qualified Institutional Buyers"), to be issued and transferable in book-entry form through the facilities of DTC, acting as depositary. The New Notes will also be issuable and transferable in book-entry form through DTC.



     This Prospectus, together with the accompanying Letter of Transmittal is
being sent to all registered holders of Old Notes as of                , 1999
(the "Record Date").


     ICN shall be deemed to have accepted validly tendered Old Notes when, as and if ICN has given oral or written notice thereof to the Exchange Agent. See "Exchange Agent." The Exchange Agent will act as agent for the tendering holders of Old Notes for the purpose of receiving New Notes from ICN and delivering New Notes to such holders.

     If any tendered Old Notes are not accepted for exchange because of an invalid tender or the occurrence of certain other events set forth herein, certificates for any such unaccepted Old Notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date.

     Holders of Old Notes who tender in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. ICN will pay all charges and expenses, other than certain applicable taxes, in connection with the Exchange Offer. See "Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS


     The term "Expiration Date" shall mean                     , 1999, unless
ICN, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date to which the Exchange Offer is extended. In order to extend the Expiration Date, ICN will notify the Exchange Agent of any extension by oral or written notice and will mail to the record holders of Old Notes an announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Such announcement may state that ICN is extending the Exchange Offer for a specified period of time.


     ICN reserves the right (i) to delay acceptance of any Old Notes, to extend the Exchange Offer or to terminate the Exchange Offer and to refuse to accept Old Notes not previously accepted, if any of the conditions set forth herein under "Termination" shall have occurred and shall not have been waived by ICN (if permitted to be waived by ICN), by giving oral or written notice of such delay, extension or termination to the Exchange Agent and (ii) to amend the terms of the Exchange Offer in any manner deemed by it to be advantageous to the holders of the Old Notes. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof. If the Exchange Offer is amended in a manner determined by ICN to constitute a material change, ICN will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the Old Notes of such amendment.

     Without limiting the manner in which ICN may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the Exchange Offer, ICN shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.

INTEREST ON THE NEW NOTES


     Interest on each New Note will accrue from the last Interest Payment Date on which interest was paid on the Old Note tendered in exchange therefor or, if no interest has been paid on such tendered Old Note, from August 20, 1998 or July 20, 1999 (as the case may be). Holders of Old Notes whose Old Notes are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on the Old Notes accrued from the last Interest Payment Date or August 20, 1998 or July 20, 1999 (as the case may be) to the date of the issuance of the New Notes. Consequently, holders who exchange their Old Notes for New Notes will receive the same interest payment on the same Interest Payment Date that they would have received had they not accepted the Exchange Offer. Interest on the New Notes is payable semi-annually on May 15 and November 15 of each year accruing from the last Interest Payment Date or, in the case of the first payment, August 20, 1998 or July 20, 1999 (as the case may be) at a rate of 8 3/4% per annum.


PROCEDURES FOR TENDERING

     To tender in the Exchange Offer, a holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with the Old Notes (unless such tender is being effected pursuant to the procedure for book-entry transfer described below) and any other required documents, to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date.

     Any financial institution that is a participant in DTC's Book-Entry Transfer Facility system may make book-entry delivery of the Old Notes by causing DTC to transfer such Old Notes into the Exchange Agent's account in accordance with DTC's procedure for such transfer. Although delivery of Old Notes may be effected through book-entry transfer into the Exchange Agent's account at DTC, the Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received or confirmed by the Exchange Agent at its addresses set forth herein under "Exchange Agent" prior to 5:00 p.m., New York City time, on the Expiration Date. DELIVERY OF DOCUMENTS TO DTC IN ACCORDANCE WITH ITS PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

     The tender by a holder of Old Notes will constitute an agreement between such holder and ICN in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

     Delivery of all documents must be made to the Exchange Agent at its address set forth herein. Holders may also request that their respective brokers, dealers, commercial banks, trust companies or nominees effect such tender for such holders.

     The method of delivery of Old Notes and the Letter of Transmittal and all other required documents to the Exchange Agent is at the election and risk of the holders. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery. No Letter of Transmittal or Old Notes should be sent to ICN.

     Only a holder of Old Notes may tender such Old Notes in the Exchange Offer. The term "holder" with respect to the Exchange Offer means any person in whose name Old Notes are registered on the books of ICN or any other person who has obtained a properly completed bond power from the registered holder, or any person whose Old Notes are held of record by DTC who desires to deliver such Old Notes by book-entry transfer at DTC.

     Any beneficial holder whose Old Notes are registered in the name of his broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on his behalf. If such beneficial holder wishes to tender on his own behalf, such beneficial holder must, prior to completing and executing the Letter of Transmittal and delivering his Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such holder's name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

     Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution") unless the Old Notes tendered pursuant thereto are tendered (i) by a registered holder (including any participant in DTC whose name appears on a security position listed as the owner of Old Notes) who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or
(ii) for the account of an Eligible Institution.

     If the Letter of Transmittal is signed by a person other than the registered holder of any Old Notes listed therein, such Old Notes must be endorsed or accompanied by appropriate bond powers which authorize such person to tender the Old Notes on behalf of the registered holder, in either case signed as the name of the registered holder or holders appears on the Old Notes.

     If the Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by ICN, evidence satisfactory to ICN of their authority to so act must be submitted with the Letter of Transmittal.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of the tendered Old Notes will be determined by ICN in its sole discretion, which determination will be final and binding. ICN reserves the absolute right to reject any and all Old Notes not properly tendered or any Old Notes ICN's acceptance of which would, in the opinion of counsel for ICN, be unlawful. ICN also reserves the absolute right to waive any irregularities or conditions of tender as to particular Old Notes. ICN's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as ICN shall determine. Neither ICN, the Exchange Agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of Old Notes nor shall any of them incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost by the Exchange Agent to the tendering holder of such Old Notes unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

     In addition, ICN reserves the right in its sole discretion to (a) purchase or make offers for any Old Notes that remain outstanding subsequent to the Expiration Date, or, as set forth under "Termination," to terminate the Exchange Offer and (b) to the extent permitted by applicable law, purchase Old Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers may differ from the terms of the Exchange Offer.

GUARANTEED DELIVERY PROCEDURES

     Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available, or (ii) who cannot deliver their Old Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date, or if such holder cannot complete the procedure for book-entry transfer on a timely basis, may effect a tender if:

          (a) the tender is made through an Eligible Institution;

          (b) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder of the Old Notes, the certificate number or numbers of such Old Notes and the principal amount of Old Notes tendered, stating that the tender is being made thereby, and guaranteeing that, within five business days after the Expiration Date, the Letter of Transmittal (or facsimile thereof), together with the certificate(s) representing the Old Notes to be tendered in prior form for transfer and any other documents required by the Letter of Transmittal, will be deposited by the Eligible Institution with the Exchange Agent; and

          (c) such properly completed and executed Letter of Transmittal (or facsimile thereof), together with the certificate(s) representing all tendered Old Notes in proper form for transfer (or confirmation of a book-entry transfer into the Exchange Agent's account at DTC of Old Notes delivered electronically) and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five business days after the Expiration Date.

WITHDRAWAL OF TENDERS

     Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the business day prior to the Expiration Date, unless previously accepted for exchange.

     To withdraw a tender of Old Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the business day prior to the Expiration Date and prior to acceptance for exchange thereof by ICN. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes to be withdrawn (the "Depositor"),
(ii) identify the Old Notes to be withdrawn (including the certificate number or numbers and principal amount of such Old Notes), (iii) be signed by the Depositor in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to permit the Trustee with respect to the Old Notes to register the transfer of such Old Notes into the name of the Deposit or withdrawing the tender and (iv) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) of such withdrawal notices will be determined by ICN, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no New Notes will be issued with respect thereto unless the Old Notes so withdrawn are validly retendered. Any Old Notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described above under "Procedures for Tendering" at any time prior to the Expiration Date.

TERMINATION

     Notwithstanding any other term of the Exchange Offer, ICN will not be required to accept for exchange, or exchange New Notes for, any Old Notes not theretofore accepted for exchange, and may terminate or amend the Exchange Offer as provided herein before the acceptance of such Old Notes if: (i) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer, which, in ICN's judgment, might materially impair ICN's ability to proceed with the Exchange Offer or (ii) any law, statute, rule or regulation is proposed, adopted or enacted, or any existing law, statute, rule or regulation is interpreted by the staff of the Commission in a manner, which, in ICN's judgment, might materially impair ICN's ability to proceed with the Exchange Offer.

     If ICN determines that it may terminate the Exchange Offer, as set forth above, ICN may (i) refuse to accept any Old Notes and return any Old Notes that have been tendered to the holders thereof, (ii) extend the Exchange Offer and retain all Old Notes tendered prior to the Expiration Date of the Exchange Offer, subject to the rights of such holders of tendered Old Notes to withdraw their tendered Old Notes, (iii) waive such termination event with respect to the Exchange Offer and accept all properly tendered Old Notes that have not been withdrawn. If such waiver constitutes a material change in the Exchange Offer, ICN will disclose such change by means of a supplement to this Prospectus that will be distributed to each registered holder of Old Notes, and ICN will extend the Exchange Offer for a period of five to 10 business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders of the Old Notes, if the Exchange Offer would otherwise expire during such period.

EXCHANGE AGENT

     The United States Trust Company of New York, the Trustee under the Indenture, has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance and requests for additional copies of this Prospectus or of the Letter of Transmittal should be directed to the Exchange Agent addressed as follows:

          By Mail:                        United States Trust Company of New
                                          York
                                          P.O. Box 483
                                          Cooper Station
                                          New York, NY 10276
                                          Attention: Corporate Trust Services

          By Hand Prior to 4:30 p.m.:     United States Trust Company of New
                                          York
                                          111 Broadway
                                          New York, New York 10006
                                          Attention: Lower Level Corporate Trust
                                          Window


          By Hand After 4:30 p.m.         United States Trust Company of New
                                          York

          on Expiration Date              770 Broadway, 13th floor
          and by Overnight Courier:       New York, NY 10003
                                          Attention: Corporate Trust Services

          By Facsimile:                                  (212) 780-0592
          Confirm by Telephone:                          (800) 548-6565

FEES AND EXPENSES

     The expenses of soliciting tenders pursuant to the Exchange Offer will be borne by ICN. The principal solicitation for tenders pursuant to the Exchange Offer is being made by mail. Additional solicitations may be made by officers and regular employees of ICN and its affiliates in person, by telegraph or telephone.

     ICN will not make any payments to brokers, dealers or other persons soliciting acceptances of the Exchange Offer. ICN, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse the Exchange Agent for its reasonable out-of-pocket expenses in connection therewith. ICN may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus, Letters of Transmittal and related documents to the beneficial owners of the Old Notes and in handling or forwarding tenders for exchange.

     The expenses to be incurred in connection with the Exchange Offer, including fees and expenses of the Exchange Agent and Trustee and accounting and legal fees, will be paid by ICN.

     ICN will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the Exchange Offer. If, however, certificates representing New Notes or Old Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the Old Notes tendered, or if tendered Old Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

ACCOUNTING TREATMENT

     No gain or loss for accounting purposes will be recognized by ICN upon the consummation of the Exchange Offer. The expenses of the Exchange Offer will be amortized by ICN over the term of the New Notes under generally accepted accounting principles. Unamortized expenses relating to the Old Notes will be deferred and amortized over the life of the New Notes.

                                    BUSINESS

INTRODUCTION


     ICN is a multinational pharmaceutical company that develops, manufactures, distributes and sells pharmaceutical, research and diagnostic products. In 1998, the Company had revenues of $838.1 million and a net loss of $352.1 million. For the three months ended March 31, 1999, the Company had revenues of $176.1 million and net income of $22.6 million. Based on the closing price of the Company's common stock on the New York Stock Exchange on August 3, 1999, the Company has an equity market capitalization of approximately $2.2 billion.



     ICN distributes and sells a broad range of prescription (or "ethical") and OTC pharmaceutical and nutritional products in over 90 countries. These pharmaceutical products treat viral and bacterial infections, diseases of the skin, neuromuscular disorders, cancer, cardiovascular disease, diabetes and psychiatric disorders.



     The Company pursues a strategy of international expansion which includes:
(i) the acquisition of high margin products that complement existing product lines and can be introduced into additional markets to meet the specific needs of those markets; (ii) the consolidation of the Company's leadership position in Eastern Europe, including Russia; and (iii) the creation of a pipeline of new products through internal research and development, as well as strategic partnerships and licensing arrangements. The Company continues to review opportunities for acquisitions throughout the regions in which it operates.



     The Company currently operates nine pharmaceutical companies throughout Eastern Europe (including Russia) and, as measured by sales, the Company believes it is one of the largest pharmaceutical companies in Eastern Europe (including Russia). Long term, the Company believes that as the standard of living (as a percentage of disposable income) rises, the rate of spending on health care will increase. Currently, the rate of per capita spending on pharmaceuticals in Eastern Europe currently is only 13% of such rate in Western Europe. The Company also believes it has established itself as one of the largest pharmaceutical companies, as measured by sales, in Russia, a market that is expected to grow significantly over the next decade.



     The Company believes it is uniquely positioned to exploit certain opportunities that exist in the pharmaceutical industry. The Company is large enough to create the economies of scale required for an effective distribution network not enjoyed by smaller companies. The Company is also small enough to permit the lower product sales thresholds that achieve levels of profitability which cannot be realized under the production and marketing constraints of larger pharmaceutical companies. As a result, the Company has increased sales and profitability in part by acquiring high margin pharmaceutical products that complement its existing product lines.



ACQUISITIONS



     Effective October 1, 1998, the Company completed the acquisition of the worldwide rights (except India) to four products from F. Hoffmann - La Roche Ltd. ("Roche"). The products include Dalmadorm(R), a sleep disorder drug; Fluoro-Uracil(R), an oncology product; Librax(R), a treatment for gastrointestinal disorders; and Mogadon(R), a sleep disorder drug also used to treat epilepsy. Aggregate consideration for the products was $178.8 million, paid in a combination of $89.4 million cash and 2,883,871 shares of the Company's common stock, valued at $89.4 million. Under the terms of the Company's agreement with Roche, the Company has guaranteed to Roche a per share price initially at $31.00, increasing at a rate of 6% per annum through December 31, 2000. If Roche sells any of the shares prior to December 31, 2000, the Company is entitled to one-half of any proceeds realized by Roche in excess of the guaranteed price. If the market price of the Company's common stock is below the guaranteed price at the end of the guarantee period, the Company will be required to satisfy the aggregate guarantee amount by payment to Roche in cash or, in certain circumstances, in additional shares of the Company's common stock.

     In October 1998, the Company entered into agreements with Senetek plc under which it obtained the rights to market certain products, including worldwide rights to market Kinetin(R) (marketed by the Company as Kinerase(R)), a skin cream to help reduce signs of aging, through physicians and pharmacies. The Company will market this product primarily through its existing operations. In Latin America, the Company recently acquired the rights to market three products from SmithKline Beecham plc ("SKB"), which the Company believes complement its existing product line and increase its market presence in Latin America.



     In 1997, the Company acquired the rights to 11 products from Roche for $183.2 million. The products include Librium(R) (tranquilizer), Efudex(R) (topical anti-skin cancer), Glutril(R) (anti-diabetic), Alloferin(R) (anesthetic), Ancotil(R)(antifungal), Limbitrol(R) (anti-depressant), Protamin(R) (heparin overdose), Levo-Dromoran(R) (pain management) and Mestinon(R)/Prostigmin(R)/Tensilon(R) (myasthenia gravis). Sales of these products contributed $106.1 million to the Company's revenues for 1998. The Company believes that certain of these products in specific markets have growth potential and intends to promote the products accordingly. A state-of-the-art manufacturing facility in Humacao, Puerto Rico was also purchased from Roche in a separate transaction.



     The Company's research and development activities are based upon the expertise accumulated in over 35 years of nucleic acids research focusing on the internal generation of novel molecules. The research and development function works closely with corporate marketing on a local, regional and worldwide basis. In this connection, the Company has entered into a number of licensing arrangements with other larger pharmaceutical companies, as well as strategic partnerships to develop its proprietary products.



     Among the Company's products is the broad spectrum antiviral agent ribavirin, which it markets in the United States, Canada and most of Europe under the Virazole(R) trademark. In 1995, the Company entered into a License Agreement with Schering-Plough Corporation ("Schering-Plough") whereby Schering-Plough licensed all oral forms of ribavirin for the treatment of chronic hepatitis C in combination with Schering-Plough's alpha interferon (the "Combination Therapy"). The License Agreement provided the Company an initial non-refundable payment and future royalty payments to the Company from sales of ribavirin by Schering-Plough, including certain minimum royalty rates. As part of the initial License Agreement, the Company retained the right to co-market ribavirin capsules in the European Union under its trademark Virazole(R). Schering-Plough currently has exclusive marketing rights for oral forms of ribavirin for hepatitis C worldwide and is responsible for all clinical development and regulatory activities. In addition, Schering-Plough agreed to purchase up to $42.0 million in common stock of the Company upon achieving certain regulatory milestones and to date has purchased $27.0 million of common stock from the Company. In 1998, the Company sold to Schering-Plough its rights to co-market oral ribavirin for the treatment of hepatitis C in the European Union in exchange for increased royalty rates on sales of ribavirin worldwide.



ROYALTY REVENUES



     In June 1998, Schering-Plough received approval from the United States Food and Drug Administration ("FDA") to market Combination Therapy under the brand name Rebetron(TM) for the treatment of chronic hepatitis C in patients with compensated liver disease who have relapsed following alpha interferon therapy and began selling Combination Therapy in the United States. On June 16, 1998, Schering-Plough filed a supplemental New Drug Application ("NDA") with the FDA for Combination Therapy for the treatment of chronic hepatitis C in patients with compensated liver disease previously untreated with alpha interferon therapy (referred to as treatment-naive patients) and in December 1998, this supplemental NDA was approved by the FDA.



     In May 1999, the Company was informed that the European Union's (EU) Commission of the European Communities had granted marketing authorization to Rebetol(R) (ribavirin) capsules for use in combination with interferon alfa-2b injection (marketed as Intron(R) A in certain countries) for the treatment of both relapsed and treatment-naive HCV patients.



     Royalty revenues for the three months ended March 31, 1999 were $15.8 million compared to $1.0 million for the same period of 1998, reflecting the commencement of United States commercial sales of Rebetron(TM) by Schering-Plough subsequent to receipt of initial FDA approval in June 1998, as well as royalties on compassionate use sales outside the United States, primarily in Western Europe.



     The Company believes that the approval of Combination Therapy for the treatment of chronic hepatitis C is important to the Company because of the potential size of the chronic hepatitis C market in the United States, Western Europe, Japan and other markets. According to the Centers for Disease Control and Prevention ("CDCP"), approximately four million Americans are chronically infected with the hepatitis C virus. Of these, 20%-50% are expected to develop liver cirrhosis, of which 20%-30% are expected to go on to develop liver cancer or liver failure requiring liver transplant. An equal or greater degree of disease prevalence is projected in Western Europe and Japan.



     Besides the use of ribavirin in Combination Therapy, the Company markets ribavirin under its own trademark Virazole(R) for commercial sale in over 40 countries for one or more of a variety of viral infections, including respiratory syncytial virus ("RSV"). In the United States and Europe, Virazole(R) is approved only for use in hospitalized infants and children with severe lower respiratory infections due to RSV.



     In addition to its pharmaceutical operations, the Company also develops, manufactures and sells, through its wholly-owned subsidiary, Biomedicals, a broad range of research products and related services, immunodiagnostic reagents and radiation monitoring services. The Company markets these products internationally to major scientific, academic, health care and governmental institutions through catalog and direct mail marketing programs. Biomedicals accounted for approximately 7% of the Company's total 1998 revenues.

PRODUCTS



     During 1998, the ten pharmaceutical products generating the greatest sales volume for the Company represented approximately 24% of worldwide pharmaceutical sales. The following table summarizes the Company's top 10 pharmaceutical products based on sales in 1998:



                                                                                         % OF
                                                   THERAPEUTIC            1998          PRODUCT
       PRODUCT             GENERIC NAME        CATEGORY/INDICATION    PRODUCT SALES      SALES
       -------             ------------      -----------------------  -------------   -----------
                                                                      (IN MILLIONS)
Efudex(R)/Efudix(R)    fluorouracil          Dermatological              $ 43.3             6%
Mestinon(R)            pyridostigmine        Neuromuscular disorders       29.6             4
                       bromide
Bedoyecta(R)           vitamin B complex     Vitamin supplement            19.7             3
Pentalgin(R)           paracetamol,          Pain management               18.9             3
                       analgine, caffeine,
                       phenobarbital,
                       codeine
Librium(R)             chlordiazepoxide HCl  Tranquilizer                  12.1             2
Limbitrol(R)           chlordiazepoxide      Antidepressant                11.4             2
                       HCl, amitriptyline
                       HCl
Virazole(R)            ribavirin             Antiviral/RSV                 11.2             1
Mogadon(R)             nitrazepam            Tranquilizer/sleep            11.2             1
                                             disorders, epilepsy
Ascorbic Acid          vitamin C             Vitamin supplement            10.1             1
Oxsoralen(R)           methoxsalen           Antipsoriatic                  8.5             1
                                                                         ------           ---
Sub-total                                                                 176.0            24
All others                                                                563.1            76
                                                                         ------           ---
Total pharmaceutical
  product sales                                                          $739.1           100%
                                                                         ======           ===



Antivirals



     The Company sells its antiviral drug, ribavirin, under the tradename Virazole(R) in North America and most European countries. Ribavirin is sold as Vilona(R) and Virazide(R) in Latin America and Virazide(R) in Spain. Reference to the sale of Virazole(R) includes sales made under the trademarks Vilona(R) and Virazide(R). Ribavirin accounted for approximately 1%, 3% and 5% of the Company's net product sales for the years ended December 31, 1998, 1997 and 1996, respectively. Ribavirin is currently approved for sale in various pharmaceutical formulations in over 40 countries for the treatment of several different human viral diseases, including RSV, hepatitis, herpes, influenza, measles, chicken pox and HIV. In the United States and Canada, Virazole(R) has only been approved for hospital use in aerosolized form to treat infants and young children who have severe lower respiratory infections caused by RSV. In treating RSV, the drug is administered by a small particle aerosolized generator, a system that permits direct delivery of ribavirin to the site of the infection. Similar approvals for ribavirin for use in the treatment of RSV have been granted by governmental authorities in 22 other countries. In 1995, the Company entered into the License Agreement with Schering-Plough whereby Schering-Plough has assumed responsibility for worldwide clinical development and registration of oral ribavirin in Combination Therapy for the treatment of chronic hepatitis C.



Antibacterials



     The Company sells approximately 70 antibacterial products which accounted for approximately 10%, 14% and 22% of the Company's net product sales for the years ended December 31, 1998, 1997 and 1996, respectively.

     Palitrex(R) belongs to the cefalesporin group of medications used to treat afflictions that may not be responsive to penicillin treatment. Pentrexyl(R) belongs to the penicillin group of medications used in a wide variety of bacterial infections including urinary and upper respiratory tract infections. Bactrim(R) is a combination product that is used in the treatment of urinary tract infections. Gentamicin(R) and Amikasin(R) are antibacterials sold by ICN Yugoslavia in various Eastern European markets. As a result of the Yugoslavian government's seizure of the Company's Yugoslavian operations, the Company expects to generate substantially lower revenues from sales of antibacterials in the future.



Other Ethicals



     The Company manufactures and/or markets a wide variety of other ethical pharmaceuticals, including analgesics, anticholinesterases, antirheumatics, cardiovasculars, dermatologicals, endocrine agents, gastrointestinals, hormonals and psychotropics. Other ethicals accounted for approximately 59%, 49% and 41% of net product sales for the years ended December 31, 1998, 1997 and 1996, respectively.



     Dermatological products represent the Company's largest selling product line among its other ethical pharmaceutical products. The Company manufactures and markets approximately 75 dermatological products primarily in North America. Dermatological products include Efudex(R)/Efudix(R), Oxsoralen-Ultra(R), Solaquin(R), Trisoralen(R)and Eldoquine(R), which are principally used for skin cancer, intractable psoriasis and pigmentation disorders, hypopigmentation (the skin losing its color) and hyperpigmentation (the skin darker than normal).



     The Company's largest selling ethical product is Efudex(R)/Efudix(R), a topical anti-skin cancer product. The Company markets three anticholinesterase product lines under the names Mestinon(R), Prostigmin(R), and Tensilon(R). These products are used in treating myasthenia gravis, a progressive neuromuscular disorder, and in reversing the effects of certain muscle relaxants. Pentalgin(R) is a pain management product sold in Russia. Librium(R), a tranquilizer, and Limbitrol(R), an antidepressant, are sold in all regions outside of Eastern Europe. Mogadon(R) is a sleep disorder drug also used to treat epilepsy.



OTC Products



     OTC products encompass a broad range of ancillary products which are sold through the Company's existing distribution channels, including Bedoyecta(R), a B-complex injectable vitamin marketed by ICN Mexico, and Ascorbic Acid, a Vitamin C product sold in Russia. OTC products accounted for approximately 22%, 25% and 22% of the Company's net product sales for the years ended December 31, 1998, 1997 and 1996, respectively.



Biomedical Products



     Research chemicals, diagnostic and other biomedical products accounted for approximately 8%, 9% and 10% of the Company's net product sales for the years ended December 31, 1998, 1997 and 1996, respectively.



     Research Chemicals: The Company serves life science researchers throughout the world through a catalog sales operation, direct sales and distributors. The Company's catalog lists approximately 55,000 products which are used by medical and scientific researchers involved in molecular biology, cell biology, immunology and biochemistry, microbiology and other areas. A majority of these products are purchased from third party manufacturers and distributed by the Company. Products include biochemicals, immunobiologicals, radiochemicals, tissue culture products and organic, rare and fine chemicals.



     Diagnostics: Among the diagnostics marketed by the Company are reagents that are routinely used by physicians and medical laboratories to accurately and quickly diagnose hundreds of patient samples for a variety of disease conditions. The Company manufactures both enzyme and radio-immunoassay kits, which it markets under the ImmuChem(TM) product line. The Company is also a supplier of immunodiagnostic tests for the screening of newborn infants for inherited and other disorders.



     Dosimetry: The Company is a supplier of analytical monitoring services to detect personal occupational exposure to radiation. This service is provided to dentists, veterinarians, chiropractors, podiatrists, hospitals, universities, government institutions, nuclear power plants, small office practitioners and others exposed to ionizing radiation. The Company's service includes both film and thermo luminescent badges in several configurations to accommodate a broad scope of users. This service includes the manufacture of badges, distribution to and from clients, analysis of badges and a radiation report including exposure.



RESEARCH AND DEVELOPMENT



     The Company's research and development activities use the expertise accumulated by the Company and its predecessors in over 35 years of nucleic acids research. In addition, the Company develops innovative products targeted to address the specific needs of the Company's local markets. The Company currently has approximately 464 employees devoted to research and development activities.



Near and Medium-Term Research and Development



     The Company's short-term development pipeline includes the registration of a number of products in regional markets, including, but not limited to, Latin America and Central and Eastern Europe. This ongoing activity introduces both high quality generic and licensed proprietary products into under-served markets.



     The Company's medium-term research and development pipeline involves the preclinical and clinical evaluation of certain nucleotide compounds which have broad market attractiveness and which have shown promise for successful commercialization. These compounds include:



     Virazole(R) (ribavirin): In addition to the use of ribavirin for chronic hepatitis C, clinical studies have been performed with ribavirin in various formulations for the treatment of several other viral diseases. Among diseases for which at least one governmental health regulatory agency, in countries other than the United States, has approved commercialization of ribavirin are herpes zoster, genital herpes, chicken pox, hemorrhagic fever with renal syndrome, measles, influenza and HIV. The Company is initiating focused clinical studies evaluating the use of ribavirin for early intervention against RSV infections in persons whose immune defenses are compromised as a consequence of bone marrow transplantation.



     Somatorelin(TM) (HGRF1-44): Somatorelin(TM) is a peptide which causes the synthesis and release of human growth hormone. The Company believes that somatorelin offers advantages over treatment with growth hormone. Notable among these advantages are the induction of a normal daily cycle of growth hormone levels and the induction of the ability of the body to produce growth hormone, which should offer significant benefits to patients. The Company is currently sponsoring Phase III trials in short stature pediatric patients.



     Tiazole(TM) (tiazofurin): The Company has maintained an active research program centered on tiazofurin, which the Company is developing under the tradename Tiazole(TM). This product is a nucleoside analog demonstrated to cause inhibition of IMP-dehydrogenase, whose activity is elevated in a number of cancers. Studies of Tiazole(TM) by independent investigators indicate significant activity in myelogenous leukemia. The Company is in the process of preparing Phase II/III evaluation of Tiazole(TM) for use in the treatment of the late stages of refractory chronic myelogenous leukemia. The Company is also evaluating Tiazole(TM) for the treatment of ovarian carcinoma.

     Adenazole(TM) (8-CI cAMP, ocladesine): This nucleotide analog has been shown to control cell growth and proliferation in certain cancers by selective interaction with intracellular regulatory molecules. Independent investigators in Italy and Scotland have conducted preliminary trials in humans that indicate significant utility of this compound. Based on these encouraging results, the Company has undertaken a formal development program designed to lead to registration in the United States for the treatment of colon cancer. Based on an initial meeting with the FDA in October 1998, the Company is preparing to file an Investigational New Drug Application ("IND") with the FDA in the second half of 1999, with clinical evaluations beginning shortly thereafter.



     The rights to the compounds Tiazole(TM) and Adenazole(TM) were among the assets which the Company contributed to its former 75%-owned subsidiary, ICN Yugoslavia, upon the formation of that joint venture in 1991. See "Management's Discussion and Analysis -- Eastern European Developments."



Long-Term Research and Development



     The Company's long-term research and development activities are focused on the identification and development of novel therapeutic and diagnostic agents for the treatment of viral diseases, cancer, immunologic dysfunction, diseases of the skin, hormonal therapy and cardiovascular diseases.



     The Company is engaged in two research areas that involve nucleic acids. One area is based on extending the library of nucleoside analogs through new synthesis and screening efforts. This is a proven approach which led to the identification of ribavirin by the Company and to other nucleoside therapeutics by other companies. The second area is the use of "antisense" oligonucleotide technology. This approach seeks to block the undesirable expression of genetic material in a highly selective way through the construction of short sequences of nucleotides, which uniquely bind and inactivate the disease-causing genetic material. Both these approaches take advantage of the Company's knowledge base in nucleic acids.



     There can be no assurance of the results of any of the Company's research and development efforts or the ultimate commercial success of any of the products in development.



MARKETING AND CUSTOMERS



     The Company markets its pharmaceutical products in some of the most developed pharmaceutical markets, including the United States, Canada and Western Europe, as well as developing markets, including Russia, Eastern Europe and Latin America. The Company adjusts its marketing strategies according to the individual markets in which it operates. The Company believes its marketing strategy is distinguished by flexibility, allowing the Company to successfully market a wide array of pharmaceutical products within diverse regional markets as well as certain drugs on a worldwide basis.



     The Company has a marketing and sales staff of approximately 1,700 persons, including sales representatives in North America, Latin America, Western Europe and Eastern Europe, who promote its pharmaceutical products. As part of its marketing program for pharmaceuticals, the Company uses direct mailings, advertises in trade and medical periodicals, exhibits products at medical conventions, sponsors medical education symposia and sells through distributors in countries where it does not have its own sales staff.



     In the United States, the Company currently promotes its pharmaceutical products to physicians through its own sales force. These products are distributed to drug stores and hospitals through wholesalers. In Canada, the Company has its own sales force and promotes and sells directly to physicians, hospitals, wholesalers and large drug store chains. In Latin America, principally Mexico and Argentina, the Company promotes to physicians and distributes products either directly or indirectly to hospitals and pharmacies. The Company's Spanish and Dutch subsidiaries promote and sell pharmaceutical products through their own sales forces to physicians, hospitals, retail outlets, pharmacies and wholesalers. In other Western European markets, particularly the United Kingdom and Germany, sales forces have recently been established and distribution methods are in transition as Company affiliates are formed.



     The Company's sales and marketing organizations are in various stages of development in Russia, Hungary, Poland and the Czech Republic. In Russia, the lower-priced generic domestic product line is sold through a network of distributors and their agents and accounts for approximately 90% of in-market sales. Products imported from other subsidiaries as branded generics or proprietary drugs are promoted to physicians through the Company's own sales force to create demand and are distributed to pharmacies and hospitals through distributors and wholesalers. There are currently over 600 personnel in Russia supporting the sales and marketing function. ICN Hungary, ICN Poland and ICN Czech Republic are building their marketing, sales, and distribution capabilities as they transition their product portfolios in anticipation of the potential future integration of these countries into the European Union common market.



     The research chemical and diagnostic product lines are sold worldwide primarily through the Company's mail order catalogs, with additional sales being generated through affiliates and a network of distributors. The Company's customer group for research products is principally composed of biomedical research institutions, such as universities, the National Institutes of Health, pharmaceutical companies and, to a lesser extent, hospitals. The Company has a sales and marketing organization for its research products of approximately 186 persons, including approximately 118 persons in the United States and Canada, and approximately 42 persons in Europe.



COMPETITION



     The Company operates in a highly competitive environment. The Company's competitors, many of whom have substantially greater capital resources and marketing capabilities and larger research and development staffs and facilities than the Company, are actively engaged in marketing products similar to those of the Company and in developing new products similar to those proposed to be developed and sold by the Company. The Company believes that many of its competitors spend significantly more on research and development related activities than the Company spends. Competitive factors vary by product line and customer and include service, product availability and performance, price and technical capabilities. The Company does business in an industry characterized by extensive and ongoing research efforts. Others may succeed in developing products that are more effective than those presently marketed or proposed for development by the Company. Progress by other researchers in areas similar to those explored by the Company may result in further competitive challenges.



     The Company may also face increased competition from manufacturers of generic pharmaceutical products when patents covering certain of its currently marketed products expire.



MANUFACTURING



     The Company manufactures or will manufacture its products at 21 facilities. The Humacao, Puerto Rico plant is currently being leased to Roche under a two year lease which expires in August 1999. After expiration of the lease, the Company intends to use the Humacao plant to produce pharmaceutical products. The Company believes it has sufficient manufacturing facilities to meet its needs for the foreseeable future. All of the manufacturing facilities that require current Good Manufacturing Practices approval from the FDA or foreign agencies have obtained such approval.



     The Company subcontracts the manufacture of many of the products which it currently markets under rights acquired from other pharmaceutical companies. In connection with such acquisitions, the Company generally contracts for the continued supply of the product for specified periods of time. As a result of the acquisition of products from Roche, the Company is in the process of transferring technology that will allow the Company to assume the production of the acquired products. However, there can be no assurance that the Company will be successful in its efforts to manufacture such products or that such products will continue to be available from outside suppliers.



     Manufacturing of the Company's research chemical products is chiefly carried out in three domestic facilities and one foreign facility: Irvine, California (radiochemicals); Orangeburg, New York (diagnostic and immunobiologicals); Aurora, Ohio (biochemicals and immunobiologicals); and Eschwege, Germany (chromatography products).



FACILITIES



     The following are the principal facilities of the Company and its subsidiaries:



                                                                              OWNED OR   SQUARE
             LOCATION                               PURPOSE                    LEASED    FOOTAGE
             --------                               -------                   --------   -------
NORTH AMERICA
Costa Mesa, California               Corporate headquarters and                Owned     178,000
                                     administrative offices
Irvine, California                   Manufacturing facility                    Leased     27,000
Orangeburg, New York                 Manufacturing facility                    Owned     100,000
Aurora, Ohio                         Manufacturing and repackaging facility    Leased     67,000
Bryan, Ohio                          Warehouse and manufacturing facility      Owned      37,000
Humacao, Puerto Rico                 Offices and manufacturing facility        Owned     410,000
Montreal, Canada                     Offices and manufacturing facility        Owned      93,519

LATIN AMERICA
Buenos Aires, Argentina              Offices and manufacturing facility        Owned      26,890
Mexico City, Mexico                  Offices and manufacturing facility        Owned     220,000

WESTERN EUROPE
Brussels, Belgium                    Sales office                              Leased      6,323
Orsay, France                        Sales office                              Leased      2,658
Eschwege, Germany                    Offices and manufacturing facility        Owned      13,278
Opera, Italy                         Sales office and warehouse                Owned     153,777
Zoetermeer, The Netherlands          Offices and manufacturing facility        Owned      23,430
Barcelona, Spain                     Offices and manufacturing facility        Owned      93,991
Basingstoke, United Kingdom          Administrative office                     Leased      4,400

EASTERN EUROPE
Prague, Czech Republic               Offices and manufacturing facility        Owned     262,032
Budapest, Hungary                    Administrative and sales office           Leased     15,253
Tiszavasvari, Hungary                Offices and manufacturing facility        Owned     559,465
Rzeszow, Poland                      Offices and manufacturing facility        Owned     472,133
Chelyabinsk, Russia                  Offices and manufacturing facility        Owned     369,593
Kursk, Russia                        Offices and manufacturing facility        Owned      64,603
Moscow, Russia                       Eastern European headquarters             Owned     102,400
St. Petersburg, Russia               Offices and manufacturing facility        Owned     319,102
Tomsk, Russia                        Offices and manufacturing facility        Owned     301,680
Yoshkar-Ola, Russia                  Offices and manufacturing facility        Owned     142,397
Reutov, Russia                       Offices and warehouse                     Owned     169,900

ASIA, AFRICA, AUSTRALIA
Wuxi, China                          Offices and manufacturing facility        Owned     121,363
New South Wales, Australia           Sales office                              Leased     10,650

     In the opinion of the Company's management, all facilities occupied by the Company are adequate for present requirements, and the Company's current equipment is considered to be in good condition and suitable for the operations involved.



EMPLOYEES



     As of December 31, 1998, the Company employed 13,266 persons. Of such employees, the Company employed 8,918 in production, 1,879 persons in sales and marketing, 464 in research and development, and 2,005 in general and administrative matters. The majority of the Company's employees in Mexico, Spain and Poland are covered by collective bargaining or similar agreements. Substantially all of the employees of ICN Russia, ICN Czech Republic and ICN Hungary are covered by national labor laws which establish the rights of employees, including the amount of wages and benefits paid and, in certain cases, severance and similar benefits. The Company currently considers its relations with its employees to be satisfactory and has not experienced any work stoppages, slowdown or other serious labor problems which have materially impeded its business operations. There are currently no outstanding obligations pursuant to any of these agreements or national labor laws.



LICENSES, PATENTS AND TRADEMARKS (PROPRIETARY RIGHTS)



     The Company may be dependent on the protection afforded by its patents relating to ribavirin and no assurance can be given as to the breadth or degree of protection which these patents will afford the Company. The Company has patent rights in the United States expiring in July 1999 relating to the use of ribavirin to treat specified viral diseases. Revenues in 1998 from the sale of products for the uses covered by such patent rights were approximately $3.1 million. Also, an extension was received under the Drug Price Competition and Patent Term Restoration Act of 1984 (the Waxman-Hatch Act), which provides for the award of exclusivity for a period of three years from the date of approval of NDAs containing significant new clinical studies for products whose patent protection would otherwise expire. The FDA Modernization Act of 1997 provides for the award of six months of additional exclusivity following the submission to the FDA of data from appropriate studies in pediatric patients. Studies that qualify under this provision are planned. The Company has patents in certain foreign countries, including Japan, covering the antiviral use of ribavirin, for which coverage and expiration varies and which patents expire at various times through June 2005. The Company has no, or limited, patent rights relating to the antiviral use of ribavirin in certain foreign countries where ribavirin is currently, or in the future may be, approved for commercial sale, including countries in the European Union. However, Combination Therapy was granted a favorable review classification through the Concertation Procedure for regulatory approval within the European Union, and in May 1999 the Company was informed that the European Union's (EU) Commission of the European Communities had granted marketing authorization to Rebetol(R) (ribavirin) capsules for use in combination with interferon alfa-2b injection (marketed as Intron(R) A in certain countries) for the treatment of both relapsed and treatment-naive HCV patients. As a result, the data submitted to obtain such approval cannot be referenced in support of another's application to register a competing product for the approved indications for a period of no less than six and not more than ten years. Any such application must be on the basis of independently generated data of substantially equal quality, thus providing a significant barrier to entry for any generic substitutes of Combination Therapy in the European Union.



     Marketing approvals in certain foreign countries provide an additional level of protection for products approved for sale in such countries. As a general policy, the Company expects to seek patents, where available, on inventions concerning novel drugs, techniques, processes or other products that it may develop or acquire in the future. However, there can be no assurance that any patents applied for will be granted, or that, if granted, they will have commercial value; nor can there be any assurance as to their breadth or the degree of protection which these patents, if issued, will afford the Company. The Company intends to rely substantially on its unpatented proprietary know-how, but there can be no assurance that others will not develop substantially equivalent proprietary information or otherwise obtain access to the Company's know-how. Patents for pharmaceutical compounds are not available in certain countries in which the Company markets its products.



     Many of the names of the Company's products are registered trademarks in the United States, Mexico, Canada, Spain, The Netherlands and other countries. The Company anticipates that the names of future products will be registered as trademarks in the major markets in which it will operate. Other organizations may in the future apply for and be issued patents or own proprietary rights covering technology that may become useful to the Company's business. The extent to which the Company at some future date may need to obtain licenses from others is not known.



GOVERNMENT REGULATION



     The Company is subject to licensing and other regulatory control by the FDA, the Nuclear Regulatory Commission, other Federal and state agencies, and comparable foreign governmental agencies. FDA approval must be obtained in the United States and approval must be obtained from comparable agencies in other countries prior to marketing or manufacturing new pharmaceutical products for use by humans. Obtaining FDA approval for new products and manufacturing processes can take a number of years and involve the expenditure of substantial resources. To obtain FDA approval for the commercial sale of a therapeutic agent, the potential product must undergo testing programs on animals, the data from which is used to file an Investigational New Drug Application with the FDA. In addition, there are three phases of human testing. Phase I: safety tests for human clinical experiments, generally in normal, healthy people; Phase II: expanded safety tests conducted in people who are sick with the particular disease condition that the drug is designed to treat; and Phase III: greatly expanded clinical trials to determine the effectiveness of the drug at a particular dosage level in the affected patient population. The data from these tests is combined with data regarding chemistry, manufacturing and animal toxicology and is then submitted in the form of a NDA to the FDA. The preparation of a NDA requires the expenditure of substantial funds and the commitment of substantial resources. The review by the FDA could take up to several years. If the FDA determines that the drug is safe and effective, the NDA is approved. No assurance can be given that authorization for commercial sale by the Company of any new drugs or compounds for any application will be secured in the United States or any other country, or that, if such authorization is secured, those drugs or compounds will be commercially successful. The FDA in the United States and other regulatory agencies in other countries also periodically inspect manufacturing facilities.



     The Company is subject to price control restrictions on its pharmaceutical products in a majority of countries in which it operates. The Company has been affected in the past by pricing adjustments in Spain and by the lag in allowed price increases in Yugoslavia and Mexico, which has created lower sales in United States dollars and reductions in gross profit. The Russian Government has recently instituted a process for establishing prices for pharmaceutical products which may lead to price controls in the Russian market in the future. Future sales and gross profit could be materially affected if the Company is unable to obtain price increases commensurate with the levels of inflation.



LITIGATION, GOVERNMENT INVESTIGATIONS AND OTHER MATTERS



     Litigation: See Note 6 of Notes to Consolidated Financial Statements for the three months ended March 31, 1999 for a description of the Company's Litigation.



     Product Liability Insurance: The Company is currently self-insured with respect to product liability claims. The Company could be exposed to possible claims for personal injury resulting from allegedly defective products. While to date no material adverse claim for personal injury resulting from allegedly defective products has been successfully maintained against the Company, a substantial claim, if successful, could have a material adverse effect on the Company.

FOREIGN OPERATIONS



     The Company operates directly and through distributors in North America, Latin America (principally Mexico), Western Europe and Eastern Europe and through distributors elsewhere in the world. For financial information about the Company's domestic and foreign operations, see Note 13 of Notes to Consolidated Financial Statements for the year ended December 31, 1998 and Note 7 of Notes to Consolidated Financial Statements for the period ended March 31, 1999 included elsewhere in this document.



     Approximately 77%, 82%, and 80% of the Company's revenues for the years ended December 31, 1998, 1997, and 1996 were generated from operations outside the U.S. Foreign operations are subject to certain risks inherent in conducting business abroad, including possible nationalization or expropriation, price and exchange controls, limitations on foreign participation in local enterprises, health-care regulation and other restrictive governmental actions. Changes in the relative values of currencies take place from time to time and may materially affect the Company's results of operations. Their effects on the Company's future operations are not predictable. The Company does not currently provide a hedge on its foreign currency exposure and, in certain countries in which the Company operates, no effective hedging program is available.

                                   MANAGEMENT

     The following individuals are the members of the Board of Directors and executive officers of the Company:


NAME                                        AGE        PRESENT POSITION WITH THE COMPANY
----                                        ---    ------------------------------------------
Milan Panic...............................  69     Chairman of the Board and Chief Executive
                                                   Officer
Norman Barker, Jr.........................  76     Director
Birch E. Bayh.............................  71     Director
Alan F. Charles...........................  61     Director
Roger Guillemin, M.D., Ph.D. .............  75     Director
Adam Jerney...............................  57     Director, President and Chief Operating
                                                   Officer
Weldon B. Jolley, Ph.D. ..................  72     Director
Andrei Kozyrev, Ph.D. ....................  48     Director
Jean-Francois Kurz........................  65     Director
Thomas H. Lenagh..........................  80     Director
Charles T. Manatt.........................  63     Director
Stephen D. Moses..........................  64     Director
Michael Smith, Ph.D. .....................  67     Director
Roberts A. Smith, Ph.D. ..................  70     Director
Richard W. Starr..........................  78     Director
John E. Giordani..........................  57     Executive Vice President -- Chief
                                                   Financial Officer and Corporate Controller
Bill A. MacDonald.........................  51     Executive Vice President -- Strategic
                                                   Planning
David C. Watt.............................  46     Executive Vice President -- General
                                                   Counsel and Corporate Secretary
Richard A. Meier..........................  39     Senior Vice President -- Treasurer and
                                                   Corporate Finance
Jack L. Sholl.............................  57     Senior Vice President -- Human Resources


     Milan Panic, the founder of ICN, has been Chairman of the Board and Chief Executive Officer of the Company since its inception in 1960; except for a leave of absence from July 14, 1992 to March 4, 1993 while he was serving as Prime Minister of Yugoslavia and a leave of absence from October 1979 to June 1980. Mr. Panic served as Chairman of the Board and Chief Executive Officer of SPI, Viratek and Biomedicals from their respective inceptions (except for such leaves of absence) prior to the Merger, and he may be deemed to be a "control person" of the Company.

     Norman Barker, Jr., has served as a director of the Company since 1988. Mr. Barker is the retired Chairman of the Board of First Interstate Bank of California and Former Vice Chairman of the Board of First Interstate Bancorp. Mr. Barker joined First Interstate Bank of California in 1957 and was elected President and Director in 1968, Chief Executive Officer in 1971 and Chairman of the Board in 1973. He retired as Chairman of the Board at the end of 1985.

     Birch E. Bayh, has served as a director of ICN since 1992. Senator Bayh is a senior partner in the Washington, D.C. law firm of Oppenheimer, Wolff, Donnelly and Bayh, L.L.P. He was previously head of the Washington, D.C. office of Bayh, Connaughton & Stewart, L.L.P. (1991-1997) and Rivkin, Radler, Bayh, Hart & Kremer (1985-1991), and a partner of the Indianapolis, Indiana and Washington, D.C. law firm of Bayh, Tabbert & Capehart (1981-1985). From 1963 to 1981, Mr. Bayh served as United States Senator from the State of Indiana.

     Alan F. Charles has served as a director of the Company since 1986. Mr. Charles was Vice Chancellor of University Relations at the University of California, Los Angeles from 1980 to 1993 and served in various administrative capacities at that University since 1972. Mr. Charles is now an independent consultant in higher education management.

     Roger Guillemin, M.D., Ph.D., has served as a director of the Company since 1989. Dr. Guillemin has been a Distinguished Scientist at the Whittier Institute in La Jolla, California from March 1989 to 1995 and was Resident Fellow and Chairman of the Laboratories for Neuroendocrinology at the Salk Institute in La Jolla, California, and Adjunct Professor of Medicine at the Medical School of the University of California at San Diego. Dr. Guillemin was awarded the Nobel Prize in Medicine in 1977 and, in the same year, was presented the National Medal of Science by the President of the United States. He was affiliated with the Department of Physiology at Baylor College of Medicine in Houston, Texas from 1952 to 1970. Dr. Guillemin is a member of the National Academy of Sciences, and a Fellow of the American Association for the Advancement of Science. Dr. Guillemin has also served as President of the American Endocrine Society.

     Adam Jerney has served as a director of the Company since 1992. Mr. Jerney is currently President and Chief Operating Officer of ICN. He served as Chairman of the Board and Chief Executive Officer of ICN, SPI, Viratek and Biomedicals from July 14, 1992 to March 4, 1993 during Milan Panic's leave of absence. Mr. Jerney joined ICN in 1973 as Director of Marketing Research in Europe and assumed the position of General Manager of ICN Netherlands in 1975. In 1981, he was elected Vice President -- Operations and in 1987 he became President and Chief Operating Officer of SPI. He became President of the Company in 1997. Prior to joining ICN, he spent four years with F. Hoffmann-La Roche & Company.

     Weldon B. Jolley, Ph.D., has served as a director of the Company since 1960. Dr. Jolley is President of Golden Opportunities and was President of the Nucleic Acid Research Institute, a former division of ICN, from 1985 to 1989. Dr. Jolley was a Vice President of ICN until 1991. Prior to that, he was, for eleven years, Professor of Surgery at the Loma Linda University School of Medicine in Loma Linda, California and a physiologist at the Veterans Hospital in Loma Linda, California.

     Andrei Kozyrev, Ph.D., has served as a director of ICN since 1998. Dr. Kozyrev currently serves as a member of the Russian Parliament. Dr. Kozyrev served as the Minister of Foreign Affairs of the first democratic government of the Russian Federation from 1990 until 1992. After dissolution of the Soviet Union, Dr. Kozyrev was appointed Foreign Minister and served until January 1996. Dr. Kozyrev earned his Ph.D. in History. He is also an author, having published several works on the Russian economy and international affairs.

     Jean-Francois Kurz has served as a director of the Company since 1989. Mr. Kurz was a Member of the Board of Directors and the Executive Committee of the Board of DG Bank Switzerland Ltd. from 1990 to 1992. In 1988 and 1989, Mr. Kurz served as a General Manager of TDB American Express Bank of Geneva and, from 1969 to 1988, he was Chief Executive Officer of Banque Gutzweiler, Kurz, Bungener in Geneva. Mr. Kurz is also Chairman of the Board and a director of Banque Pasche S.A., Geneva.

     Thomas H. Lenagh has served as a director of the Company since 1979. Mr. Lenagh is an independent financial advisor. He was Chairman of the Board of Greiner Engineering, Inc. from 1982 to 1985. Mr. Lenagh served as Financial Vice President to the Aspen Institute from 1978 to 1980, and since then as an independent financial consultant. From 1964 to 1978, he was Treasurer of the Ford Foundation. Mr. Lenagh is also a director of Adams Express Company, U.S. Life Corporation, SCI Systems, Inc., Gintel Funds, Irvine Sensors, Inc., CML, Inc., Clemente Global Funds, Franklin Quest, and V Band Corp.

     Charles T. Manatt has served as a director of the Company since 1992. Mr. Manatt is a partner in the law firm of Manatt, Phelps & Phillips, of which he was a founder in 1965. Mr. Manatt served as Chairman of the Democratic National Committee from 1981 to 1985. Mr. Manatt is also a director of Federal Express and Comsat.

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

     Stephen D. Moses has served as a director of the Company since 1988. Mr. Moses is Chairman of the Board of Stephen Moses Interests. He was formerly Chairman of the Board of National Investment Development Corporation and Brentwood Bank in Los Angeles, California and a member of the National Advisory Board of the Center for National Policy. Mr. Moses serves on the Board of Visitors of Hebrew Union College, as well as the Board of Trustees of Franklin and Marshall College and the UCLA Foundation. From 1967 to 1971, Mr. Moses was an executive of the Boise Cascade Corporation, serving in several capacities, including President of Boise Cascade Home and Land Corporation. In the early 1970's, Mr. Moses was President of Flagg Communities, Inc.

     Michael Smith, Ph.D., has served as a director of ICN since 1994. Dr. Smith is Director of the Biotechnology Laboratory, an interdisciplinary unit and a privately funded research institute at the University of British Columbia. He is a Peter Wall Distinguished Professor of Biotechnology and University Professor at the University. In 1993, Dr. Smith received the Nobel Prize in Chemistry. He has been a Career Investigator of the Medical Research Council of Canada since 1966 and is a member of the American Endocrine Society.

     Roberts A. Smith, Ph.D., has served as a director of ICN since 1960. Dr. Smith was President of Viratek and Vice President -- Research and Development of SPI through 1992. Dr. Smith was also a director of the Nucleic Acid Research Institute from 1985 to 1989. For more than eleven years, Dr. Smith was Professor of Chemistry and Biochemistry at the University of California at Los Angeles. Dr. Smith is also a director of PLC Systems.

     Richard W. Starr has served as a director of ICN since 1983. Mr. Starr is the retired Executive Vice President and Chief Credit Officer Worldwide of First Interstate Bank of California. Mr. Starr spent 31 years with First Interstate before retiring in 1983 and has over 44 years of experience in commercial banking.


     John E. Giordani joined ICN in 1987 after serving as Vice President and Corporate Controller of Revlon, Inc., in New York, New York since February 1982. Prior to the Merger, Mr. Giordani's primary duties were as Chief Financial Officer of ICN. From 1978 until February 1982, he held Deputy and Assistant Corporate Controller positions with Revlon, Inc. He was with Peat, Marwick, Mitchell & Co. from 1969 to 1978.



     Bill A. MacDonald joined ICN in March 1982. Prior to the Merger, he was President of Biomedicals since March 1993. From 1980 to 1982, he served as Tax Manager of Pertec Computer Corporation. From 1973 to 1980, he was Tax Manager and Assistant Treasurer of Republic Corporation.


     David C. Watt joined ICN in March 1988 as Assistant General Counsel and Secretary. He was elected Vice President -- Law and Secretary in December 1988. In January 1992, Mr. Watt was promoted to Senior Vice President of ICN. In February 1994, Mr. Watt was elected Executive Vice President, General Counsel and Secretary of ICN. From 1986 to 1987, he was President and Chief Executive Officer of Unitel Corporation. He also served as Executive Vice President and General Counsel and Secretary of Unitel Corporation during 1986. From 1983 to 1986, he served with ICA Mortgage Corporation as Vice President, General Counsel and Corporate Secretary. Prior to that time, he served with Central Savings Association as Assistant Vice President and Associate Counsel from 1981 to 1983 and as Assistant Vice President from 1980 to 1981.

     Richard A. Meier joined ICN in May 1998 as Senior Vice
President -- Treasurer and Corporate Finance. From October 1996 to May 1998, he served in various capacities with the investment banking firm of Schroder & Co. Inc. From 1994 to 1996, he was employed by Smith Barney, Inc. Prior to that, he served in various banking capacities at other firms.

     Jack L. Sholl joined ICN in August 1987 as Vice President, Public Relations. He was promoted to Senior Vice President of SPI in January 1991 and was elected Senior Vice President -- Corporate Human Resources in September 1994. From 1979 to August 1987, he served as Director of
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

Financial and Media Communications with Warner-Lambert Company of Morris Plains, New Jersey, and from 1973 to 1979 as Manager, Department of Communications with Equibank, N.A. of Pittsburgh, Pennsylvania. Prior to that time, he served on the Public Relations staff of the New York Stock Exchange (1971-1973) and in editorial positions with The Associated Press (1968-1971), the last as supervising Business and Financial Editor in New York.

                          DESCRIPTION OF THE NEW NOTES

GENERAL


     The New Notes will be issued under an Indenture (the "Indenture"), dated as of August 20, 1998, by and between the Company and U.S. Trust Company of New York, as trustee (the "Trustee"). Upon the issuance of the New Notes or the effectiveness of a Shelf Registration Statement (as defined below), the Indenture will be subject to and governed by the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). As used in this "Description of the New Notes" section, references to the Notes means the New Notes and the "Company" means ICN Pharmaceuticals, Inc., but not any of its subsidiaries (unless the context otherwise requires).


     The following is a summary of the material provisions of the Indenture. This summary does not purport to be complete and is subject to the detailed provisions of, and is qualified in its entirety by reference to, the Trust Indenture Act, the Notes and the Indenture, including the definitions of certain terms contained therein and including those terms made part of the Indenture by reference to the Trust Indenture Act. A copy of the proposed form of Indenture may be obtained from the Company. The definitions of certain terms used in the following summary are set forth below under "-- Certain Definitions." Reference is made to the Indenture for the full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

MATURITY AND INTEREST


     The Notes will be unsecured senior obligations of the Company limited in aggregate principal amount to $350.0 million ($200.0 million of which were issued in the 1998 Offering and $125.0 million of which were issued in the 1999 Offering). The Notes will mature on November 15, 2008. Interest on the Notes will accrue at the rate of 8 3/4% per annum and will be payable semi-annually in arrears on May 15 and November 15 in each year, commencing on November 15, 1998, to holders of record on the immediately preceding May 1 and November 1, respectively. The Notes issued in the 1999 Offering were offered at a discount from their principal amount at maturity. As a result, for federal income tax purposes, holders of the 1999 New Notes may be required to include amounts as income prior to the receipt of cash attributable thereto. See "Certain Federal Income Tax Consequences -- Original Issue Discount." Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of the original issuance of the Notes (the "Issue Date"). Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.


     Principal of, premium, if any, and interest on the Notes will be payable at the office or agency of the Company maintained for such purpose in The City of New York or, at the option of the Company, payment of interest may be made by check mailed to the holders of the Notes at their respective addresses as set forth in the register of holders of Notes. Until otherwise designated by the Company, the Company's office or agency in The City of New York will be the office of the Trustee maintained for such purpose. The Notes will be issued in fully registered form, without coupons, and in denominations of $1,000 and integral multiples thereof. No service charge will be made for any transfer, exchange or redemption of Notes, except in certain circumstances for any tax or other governmental charge that may be imposed in connection therewith.

REDEMPTION

     Mandatory Redemption. The Notes are not subject to any mandatory sinking fund redemption prior to maturity.

     Optional Redemption. At any time or from time to time on or prior to November 15, 2001, the Company may, at its option, redeem up to $70 million of the aggregate principal amount of the Notes with the net proceeds of one or more Public Equity Offerings, at a redemption price equal to 108.75% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of redemption; provided, however, that such redemption is effected within 90 days after the consummation of any such Public Equity Offering.

     "Public Equity Offering" means an underwritten public offering of Capital Stock (other than Disqualified Capital Stock) of the Company pursuant to an effective registration statement filed under the Securities Act.

     Selection and Notice. If less than all of the Notes are to be redeemed at any time, selection of the Notes to be redeemed will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not listed on a securities exchange, on a pro rata basis or by lot or any other method as the Trustee shall deem fair and appropriate; provided, however, that Notes redeemed in part shall only be redeemed in integral multiples of $1,000. Notices of any redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at such holder's registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed, and the Trustee shall authenticate and mail to the holder of the original Note a new Note in principal amount equal to the unredeemed portion of the original Note promptly after the original Note has been cancelled. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption.

RANKING


     The Notes will be general unsecured obligations of the Company. The Notes will rank pari passu in right of payment with all unsecured senior indebtedness, including the Company's 9 1/4% Senior Notes and senior to all subordinated indebtedness of the Company. The Notes will be effectively subordinated to all secured indebtedness of the Company to the extent of the assets securing such indebtedness and will also be effectively subordinated to all indebtedness of the Company's subsidiaries. As of March 31, 1999, the Company had approximately $11.1 million of secured indebtedness outstanding and its subsidiaries had aggregate indebtedness and other obligations of approximately $72.6 million outstanding. See "Risk Factors -- Ranking of the Notes; Subsidiary Operations."


CHANGE OF CONTROL

     In the event of a Change of Control, each holder of Notes will have the right, unless the Company has given a notice of redemption, subject to the terms and conditions of the Indenture, to require the Company to offer to purchase all or any portion (equal to $1,000 or an integral multiple thereof) of such holder's Notes at a purchase price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase, in accordance with the terms set forth below (a "Change of Control Offer").

     Other debt instruments of the Company may in the future restrict the Company's ability to purchase Notes pursuant to a Change of Control Offer. Moreover, such debt instruments may contain a "change of control" provision that is similar to the provision in the Indenture relating to a Change of Control, and the occurrence of such a "change of control" would constitute a default under such debt instruments. Such debt instruments may not permit the purchase of the Notes absent consent of the lenders thereunder in the event of a Change of Control. Notwithstanding the foregoing, the failure of the Company to effect a Change of Control Offer would constitute an Event of Default under the Indenture.

     If the Company is unable to obtain the requisite consents and/or repay all indebtedness which restricts the Company's ability to repurchase the Notes upon the occurrence of a Change of Control, the Company may not be able to commence a Change of Control Offer to purchase the Notes within 30 days of the occurrence of the Change of Control. Such failure would constitute an Event of Default under the Indenture. If a Change of Control were to occur, there can be no assurance that the Company would have sufficient assets to first satisfy its obligations under any other agreements relating to indebtedness, if accelerated, and then to purchase all of the Notes that might be delivered by holders seeking to accept a Change of Control Offer.

     On or before the 30th day following the occurrence of any Change of Control, the Company shall mail to each holder of Notes at such holder's registered address a notice stating: (i) that a Change of Control has occurred and that such holder has the right to require the Company to purchase all or a portion (equal to $1,000 or an integral multiple thereof) of such holder's Notes at a purchase price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase (the "Change of Control Purchase Date"), which shall be a business day, specified in such notice, that is not earlier than 30 days or later than 60 days from the date such notice is mailed, (ii) the amount of accrued and unpaid interest, if any, as of the Change of Control Purchase Date, (iii) that any Note not tendered will continue to accrue interest, (iv) that, unless the Company defaults in the payment of the purchase price for the Notes payable pursuant to the Change of Control Offer, any Notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest on the Change of Control Purchase Date, (v) the procedures, consistent with the Indenture, to be followed by a holder of Notes in order to accept a Change of Control Offer or to withdraw such acceptance, and (vi) such other information as may be required by the Indenture and applicable laws and regulations.

     On the Change of Control Purchase Date, the Company will (x) accept for payment all Notes or portions thereof tendered pursuant to the Change of Control Offer, (y) deposit with the Paying Agent the aggregate purchase price of all Notes or portions thereof accepted for payment, and (z) deliver or cause to be delivered to the Trustee all Notes tendered pursuant to the Change of Control Offer. The Paying Agent shall promptly mail to each holder of Notes or portions thereof accepted for payment an amount equal to the purchase price for such Notes plus accrued and unpaid interest, if any, thereon, and the Trustee shall promptly authenticate and mail to each holder of Notes accepted for payment in part a new Note equal in principal amount to any unpurchased portion of the Notes, and any Note not accepted for payment in whole or in part shall be promptly returned to the holder of such Note. On and after a Change of Control Purchase Date, interest will cease to accrue on the Notes or portions thereof accepted for payment, unless the Company defaults in the payment of the purchase price therefor. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Purchase Date.

     The Company will comply with the applicable tender offer rules, including the requirements of Section 14(e) and Rule 14e-1 under the Exchange Act, and all other applicable securities laws and regulations in connection with any Change of Control Offer and will be deemed not to be in violation of any of the covenants under the Indenture to the extent such compliance is in conflict with such covenants.

CERTAIN COVENANTS

     Limitation on Incurrence of Indebtedness. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, create, incur, assume or directly or indirectly guarantee or in any other manner become directly or indirectly liable for ("incur") any Indebtedness

(including Acquired Debt), except that the Company may incur Indebtedness (including Acquired Debt) if, at the time of, and immediately after giving pro forma effect to, such incurrence of Indebtedness, the Consolidated Cash Flow Coverage Ratio of the Company for the most recently ended four fiscal quarters would be at least 3.0 to 1.0.

     The foregoing limitations will not apply to the incurrence of any of the following (collectively, "Permitted Indebtedness"), each of which shall be given independent effect:

          (i) Senior Bank Debt of the Company or any of its Restricted Subsidiaries, in an aggregate principal amount not to exceed at any time outstanding the greater of (x) $50.0 million, and (y) the sum, at such time, of (I) 85% of the consolidated book value of net accounts receivable and current notes receivable of the Company and the Restricted Subsidiaries and (II) 60% of the consolidated book value of inventory of the Company and the Restricted Subsidiaries;

          (ii) Indebtedness of the Company represented by the Notes issued in the Offering and the Exchange Notes;

          (iii) Indebtedness of the Company or any Restricted Subsidiary not covered by any other clause of this paragraph which is outstanding on the Issue Date ("Existing Indebtedness");

          (iv) Indebtedness owed by any Restricted Subsidiary to the Company or to another Restricted Subsidiary, or owed by the Company to any Restricted Subsidiary; provided, however, that any such Indebtedness shall at all times be held by a Person which is either the Company or a Restricted Subsidiary; provided, further, however, that upon either (a) the transfer or other disposition of any such Indebtedness to a Person other than the Company or another Restricted Subsidiary or (b) the sale, lease, transfer or other disposition of shares of Capital Stock (including by consolidation or merger) of any such Restricted Subsidiary to a Person other than the Company or another Restricted Subsidiary resulting in such Restricted Subsidiary ceasing to be a Restricted Subsidiary, the incurrence of such Indebtedness shall be deemed to be an incurrence that must be permitted by this covenant other than by virtue of this clause (iv);

          (v) Indebtedness of the Company or any Restricted Subsidiary arising with respect to Interest Rate Agreement Obligations and Currency Agreement Obligations incurred for the purpose of fixing or hedging interest rate risk or currency risk with respect to any fixed or floating rate Indebtedness that is permitted by the terms of the Indenture to be outstanding or with respect to any receivable or liability the payment of which is determined by reference to a foreign currency;

          (vi) Indebtedness represented by performance, completion, guarantee, surety and similar bonds provided by the Company or any Restricted Subsidiary in the ordinary course of business consistent with past practice;

          (vii) Any Indebtedness incurred in connection with or given in exchange for the renewal, extension, substitution, refunding, defeasance, refinancing or replacement, in whole or in part (a "refinancing"), of any Indebtedness incurred as permitted under the first paragraph of this covenant or any Indebtedness described in clauses (ii) or (iii) above and this clause (vii) ("Refinancing Indebtedness"); provided, however, that (a) the principal amount of such Refinancing Indebtedness shall not exceed the principal amount (or accreted amount, if less) of the Indebtedness so refinanced (plus the premiums and reasonable expenses to be paid in connection therewith); (b) if the Weighted Average Life to Maturity of the Indebtedness being refinanced is equal to or greater than the Weighted Average Life to Maturity of the Notes, the Refinancing Indebtedness shall have a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being refinanced; (c) with respect to Refinancing Indebtedness that is subordinated to the Notes, such Refinancing Indebtedness shall be at least as subordinated in right of payment to the Notes as, the

     Indebtedness being refinanced; and (d) the Company or the obligor on such Refinancing Indebtedness shall be the obligor on the Indebtedness being refinanced;

          (viii) Indebtedness incurred by the Company or any Restricted Subsidiary constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including, without limitation, letters of credit in respect of workers' compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers' compensation claims or self-insurance;

          (ix) Indebtedness of the Company or any Restricted Subsidiary arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, in each case incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than Guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided that the maximum liability in respect of such Indebtedness shall not exceed the gross proceeds actually received by the Company and its Restricted Subsidiaries in connection with such disposition; and

          (x) Indebtedness of the Company or any Restricted Subsidiary in addition to that described in clauses (i) through (ix) above, and any renewals, extensions, substitutions, refinancings or replacements of such Indebtedness, so long as the aggregate principal amount of all such Indebtedness incurred pursuant to this clause (x) does not exceed $35.0 million at any one time outstanding.

     Indebtedness of any Person which is outstanding at the time such Person becomes a Restricted Subsidiary or is merged with or into or consolidated with the Company or a Restricted Subsidiary shall be deemed to have been incurred at the time such Person becomes a Restricted Subsidiary or is merged with or into or consolidated with the Company or a Restricted Subsidiary, and Indebtedness which is assumed at the time of the acquisition of any asset shall be deemed to have been incurred at the time of such acquisition.

     Limitation on Restricted Payments. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, make any Restricted Payment, unless at the time of and immediately after giving effect to the proposed Restricted Payment (with the value of any such Restricted Payment, if other than cash, to be determined reasonably and in good faith by the Board of Directors of the Company):

          (i) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

          (ii) the Company could incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the covenant described under "-- Limitation on Incurrence of Indebtedness"; and

          (iii) the aggregate amount of all Restricted Payments made after the Issue Date shall not exceed the sum of:

             (a) an amount equal to 50% of the Company's aggregate cumulative Consolidated Net Income accrued on a cumulative basis during the period (treated as one accounting period) beginning on the Issue Date and ending on the date of such proposed Restricted Payment (or, if such aggregate cumulative Consolidated Net Income for such period shall be a deficit, minus 100% of such deficit); plus

             (b) the aggregate amount of all net cash proceeds received since the Issue Date by the Company from the issuance and sale (other than to a Restricted Subsidiary) of, or equity contribution with respect to, Capital Stock (other than Disqualified Stock) and the principal amount of Indebtedness of the Company or any Restricted Subsidiary issued or incurred on or after the Issue Date that has been converted into or exchanged for Capital

        Stock (other than Disqualified Stock), in any such case to the extent that such proceeds are not used to redeem, repurchase, retire or otherwise acquire Capital Stock or any Indebtedness of the Company or any Restricted Subsidiary pursuant to clause (ii) of the next paragraph; plus

             (c) the amount of the net reduction in Restricted Investments resulting from (x) the payment of dividends or the repayment in cash of the principal of loans or the cash return on any Restricted Investment, in each case to the extent received by the Company or any Restricted Subsidiary, (y) the release or extinguishment of any guarantee of Indebtedness which guarantee constituted a Restricted Investment, and
        (z) in the case of Investments in Unrestricted Subsidiaries the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued as provided in the definition of "Investment"), such aggregate amount of the net reduction in Restricted Investments not to exceed the amount of Restricted Investments previously made by the Company or any Restricted Subsidiary, which amount was included in the calculation of the amount of Restricted Payments.

     The foregoing provisions will not prohibit, so long as no Default or Event of Default is continuing, the following actions (collectively, "Permitted Payments"):

          (i) the payment of any dividend within 60 days after the date of declaration thereof, if at such declaration date such payment would have been permitted under the Indenture (which payment shall be deemed to have been paid on such date of declaration for purposes of clause (iii) of the preceding paragraph);

          (ii) the redemption, repurchase, retirement or other acquisition of any Capital Stock or any Indebtedness of the Company or any Restricted Subsidiary in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Restricted Subsidiary) of, or equity contribution with respect to, Capital Stock of the Company (other than any Disqualified Stock);

          (iii) cash dividends on the Common Stock of the Company paid in the ordinary course consistent with past practice; provided that the Company could incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the covenant described under "-- Limitation on Incurrence of Indebtedness";

          (iv) the redemption, repurchase or other acquisition of Capital Stock of the Company issued to SmithKline Beecham plc or any other Person as consideration for or in exchange for products used in the Company's business in an amount not to exceed $40.0 million in the aggregate;

          (v) other payments not otherwise permitted by the foregoing clauses
     (i) through (iv) in an aggregate amount not to exceed $20.0 million.

     For purposes of clause (iii) of the first paragraph of this covenant, the Permitted Payments referred to in clauses (i), (iii) and (v) above shall be included in the aggregate amount of Restricted Payments made since the Issue Date.

     Limitation on Asset Sales. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, make any Asset Sale unless (i) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee) of the assets or other property sold or disposed of in the Asset Sale and (ii) at least 75% of such consideration consists of either cash or Cash Equivalents; provided, however, that (A) for purposes of this covenant, "cash" shall include (x) the amount of any Indebtedness (other than any Indebtedness that is by its terms subordinated to the Notes) of the Company or such Restricted Subsidiary as shown on the Company's or such Restricted Subsidiary's most recent balance sheet or in the notes thereto that is assumed by the transferee of any such assets or other property in such Asset Sale (and excluding any liabilities that are incurred in connection with or in anticipation of such Asset Sale), but only to the extent that such assumption is effected on a basis such that there is no further recourse to the Company or any of the Restricted Subsidiaries with respect to such liabilities and (y) any notes, obligations or securities received by the Company or such Restricted Subsidiary from such transferee that are converted within 60 days by the Company or such Restricted Subsidiary into cash (to the extent of the cash received) and
(B) the 75% cash or Cash Equivalents requirement will not apply to any sale of all or substantially all of the assets or Capital Stock of ICN Biomedicals, Inc.

     Within one year after any Asset Sale, the Company may elect to apply the Net Proceeds from such Asset Sale to (a) permanently reduce any Senior Bank Debt of the Company and/or (b) make an investment in, or acquire assets and properties that will be used in, a Related Business. Any Net Proceeds from an Asset Sale not applied or invested as provided in the first sentence of this paragraph within one year of such Asset Sale will be deemed to constitute "Excess Proceeds."

     Each date that the aggregate amount of Excess Proceeds in respect of which an Asset Sale Offer (as defined below) has not been made exceeds $10.0 million shall be deemed an "Asset Sale Offer Trigger Date." As soon as practicable, but in no event later than 20 business days after each Asset Sale Offer Trigger Date, the Company shall commence an offer (an "Asset Sale Offer") to purchase the maximum principal amount of Notes that may be purchased out of the Excess Proceeds. Any Notes to be purchased pursuant to an Asset Sale Offer shall be purchased pro rata based on the aggregate principal amount of Notes outstanding, and all Notes shall be purchased at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. To the extent that any Excess Proceeds remain after completion of an Asset Sale Offer, the Company may use the remaining amount for general corporate purposes otherwise permitted by the Indenture. Upon the consummation of any Asset Sale Offer, the amount of Excess Proceeds shall be deemed to be reset to zero.

     Notice of an Asset Sale Offer shall be mailed by the Company not later than the 20th business day after the related Asset Sale Offer Trigger Date to each holder of Notes at such holder's registered address, stating: (i) that an Asset Sale Offer Trigger Date has occurred and that the Company is offering to purchase the maximum principal amount of Notes that may be purchased out of the Excess Proceeds (to the extent provided in the immediately preceding paragraph), at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of the purchase (the "Asset Sale Offer Purchase Date"), which shall be a business day, specified in such notice, that is not earlier than 30 days or later than 60 days from the date such notice is mailed, (ii) the amount of accrued and unpaid interest, if any, as of the Asset Sale Offer Purchase Date, (iii) that any Note not tendered will continue to accrue interest, (iv) that, unless the Company defaults in the payment of the purchase price for the Notes payable pursuant to the Asset Sale Offer, any Notes accepted for payment pursuant to the Asset Sale Offer shall cease to accrue interest after the Asset Sale Offer Purchase Date, (v) the procedures, consistent with the Indenture, to be followed by a holder of Notes in order to accept an Asset Sale Offer or to withdraw such acceptance, and (vi) such other information as may be required by the Indenture and applicable laws and regulations.

     On the Asset Sale Offer Purchase Date, the Company will (i) accept for payment the maximum principal amount of Notes or portions thereof tendered pursuant to the Asset Sale Offer that can be purchased out of Excess Proceeds from such Asset Sale that are to be applied to an Asset Sale Offer, (ii) deposit with the Paying Agent the aggregate purchase price of all Notes or portions thereof accepted for payment, and (iii) deliver or cause to be delivered to the Trustee all Notes tendered pursuant to the Asset Sale Offer. If less than all Notes tendered pursuant to the Asset Sale Offer are accepted for payment by the Company for any reason consistent with the Indenture, selection of the Notes to be purchased by the Company shall be in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not so listed, on a pro rata basis or by lot; provided, however, that Notes accepted for payment in part shall only be purchased in integral multiples of $1,000. The Paying Agent shall promptly mail to each holder of Notes or portions thereof accepted for payment an amount equal to the purchase price for such Notes plus accrued and unpaid interest, if any, thereon, and the Trustee shall promptly authenticate and mail to such holder of Notes accepted for payment in part a new Note equal in principal amount to any unpurchased portion of the Notes, and any Note not accepted for payment in whole or in part shall be promptly returned to the holder of such Note. On and after an Asset Sale Offer Purchase Date, interest will cease to accrue on the Notes or portions thereof accepted for payment, unless the Company defaults in the payment of the purchase price therefor. The Company will publicly announce the results of the Asset Sale Offer on or as soon as practicable after the Asset Sale Offer Purchase Date.

     The foregoing provisions will not apply to a transaction consummated in compliance with the provisions of the Indenture described under "-- Merger, Consolidation and Sale of Assets" below.

     The Company will comply with the applicable tender offer rules, including the requirements of Section 14(e) and Rule 14e-1 under the Exchange Act, and all other applicable securities laws and regulations in connection with any Asset Sale Offer and will be deemed not to be in violation of any of the covenants under the Indenture to the extent such compliance is in conflict with such covenants.

     Limitation on Liens. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien securing Indebtedness (other than Permitted Liens) on any asset now owned or hereafter acquired, or any income or profits therefrom, or assign or convey any right to receive income therefrom to secure any such Indebtedness, unless (i) if such Lien secures Indebtedness which is pari passu with the Notes, then the Notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligation is no longer secured by a Lien or (ii) if such Lien secures Indebtedness which is subordinated to the Notes, any such Lien shall be subordinated to a Lien granted to the holders of the Notes in the same collateral as that securing such Lien to the same extent as such subordinated Indebtedness is subordinated to the Notes.

     Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause to become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions to the Company or any other Restricted Subsidiary on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to the Company or any other Restricted Subsidiary, (ii) make loans or advances to, or issue Guarantees for the benefit of, the Company or any other Restricted Subsidiary or (iii) transfer any of its properties or assets to the Company or any other Restricted Subsidiary, except for such encumbrances or restrictions existing under or by reason of (a) applicable law, (b) any instrument governing Indebtedness or Capital Stock of an Acquired Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition); provided, however, that no such encumbrance or restriction is applicable to any Person, or the properties or assets of any Person, other than the Acquired Person, (c) by reason of customary non-assignment, subletting or net worth provisions in leases or other agreements entered into the ordinary course of business and consistent with past practices, (d) Purchase Money Obligations for property acquired in the ordinary course of business that impose restrictions only on the property so acquired, (e) an agreement for the sale or disposition of assets or the Capital stock of a Restricted Subsidiary; provided, however, that such restriction or encumbrance is only applicable to such Restricted Subsidiary or assets, as applicable, and such sale or disposition otherwise is permitted by the provisions described under "-- Limitation on Asset Sales"; provided, further, however, that such restriction or encumbrance shall be effective only for a period from the execution and delivery of such agreement through a termination date not later than 180 days after such execution and
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

delivery, (f) the Indenture and the Notes and (g) Refinancing Indebtedness permitted under the Indenture; provided that such encumbrances and restrictions are, in the good faith judgment of the Company's Board of Directors, no more restrictive, in any material respect, than those contained in the Indebtedness being so refinanced.

     Limitation on Transactions with Affiliates. The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Affiliate of the Company unless (1) such transaction or series of transactions is on terms that are no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could reasonably be obtainable at such time in a comparable transaction in arm's-length dealings with an unrelated third party, and (2) the Company delivers to the Trustee (a) with respect to any transaction or series of transactions involving aggregate payments in excess of $1.0 million, an Officers' Certificate certifying that such transaction or series of related transactions complies with clause (1) above and (b) with respect to any transaction or series of transactions involving aggregate payments in excess of $2.0 million, an Officer's Certificate certifying that such transaction or series of related transactions has been approved by a majority of the members of the Board of Directors of the Company (and approved by a majority of the Independent Directors or, in the event there is only one Independent Director, by such Independent Director), and (c) with respect to any transaction or series of transactions involving aggregate payments in excess of $10.0 million, an opinion as to the fairness to the Company from a financial point of view issued by an investment banking firm of national standing. Notwithstanding the foregoing, this covenant will not apply to (i) employment agreements or compensation or employee benefit arrangements with any officer, director or employee of the Company or any of its Restricted Subsidiaries entered into in the ordinary course of business (including customary benefits thereunder and including reimbursement or advancement of out-of-pocket expenses, and director's and officer's liability insurance), (ii) any transaction entered into by or among the Company or one of its Restricted Subsidiaries with one or more Restricted Subsidiaries of the Company, (iii) any transaction permitted by the second paragraph under "-- Limitation on Restricted Payments", and (iv) transactions permitted by, and complying with, the provisions described under "-- Merger, Consolidation and Sale of Assets."

     Limitation on Designation of Unrestricted Subsidiaries. The Indenture provides that the Company will not designate any Subsidiary of the Company (other than a newly created Subsidiary in which no Investment has previously been made) as an "Unrestricted Subsidiary" under the Indenture (a "Designation") unless:

          (a) no Default shall have occurred and be continuing at the time of or after giving effect to such Designation;

          (b) immediately after giving effect to such Designation, the Company would be able to incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the covenant described under "-- Limitation on Incurrence of Indebtedness"; and

          (c) the Company would not be prohibited under the Indenture from making an Investment at the time of such Designation in an amount (the "Designation Amount") equal to the greater of (x) the book value of such Restricted Subsidiary on such date and (y) the Fair Market Value of such Restricted Subsidiary on such date.

     In the event of any such Designation, the Company shall be deemed to have made an Investment constituting a Restricted Payment pursuant to the covenant described under "-- Limitation on Restricted Payments" for all purposes of the Indenture in an amount equal to the Designation Amount.

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

     The Indenture further provides that the Company will not designate an Unrestricted Subsidiary as a Restricted Subsidiary (a "Redesignation"), unless:

          (a) no Default shall have occurred and be continuing at the time of and after giving effect to such Redesignation; and

          (b) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately following such Redesignation shall be deemed to have been incurred at such time and shall have been permitted to be incurred for all purposes of the Indenture.

     An Unrestricted Subsidiary shall be deemed to be redesignated as a Restricted Subsidiary at any time if (a) the Company or any other Restricted Subsidiary (i) provides credit support for, or a guarantee of, any Indebtedness of such Unrestricted Subsidiary (including any undertaking, agreement or instrument evidencing such Indebtedness) or (ii) is directly or indirectly liable for any Indebtedness of such Unrestricted Subsidiary or (b) a default with respect to any Indebtedness of such Unrestricted Subsidiary (including any right which the holders thereof may have to take enforcement action against it) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any Restricted Subsidiary to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity, except in the case of clause (a) to the extent permitted under the covenant described above under the caption
"-- Limitation on Restricted Payments."

     All Designations and Redesignations must be evidenced by Board Resolutions delivered to the Trustee certifying compliance with the foregoing provisions. Subsidiaries that are not designated by the Board of Directors as Restricted or Unrestricted Subsidiaries will be deemed to be Restricted Subsidiaries. The Designation of a Restricted Subsidiary as an Unrestricted Subsidiary shall be deemed a Designation of all of the Subsidiaries of such Unrestricted Subsidiary as Unrestricted Subsidiaries.

     Provision of Financial Statements and Information. Whether or not the Company is then subject to Section 13(a) or 15(d) of the Exchange Act, the Indenture provides that the Company will file with the Securities and Exchange Commission (the "Commission"), so long as any Notes are outstanding, the annual reports, quarterly reports and other periodic reports which the Company would have been required to file with the Commission pursuant to such Section 13(a) or 15(d) if the Company were so subject, and such documents shall be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Company would have been required so to file such documents if the Company were so subject. The Company will also in any event (i) within 15 days of each Required Filing Date, file with the Trustee, and supply the Trustee with copies for delivery to the holders of the Notes, the annual reports, quarterly reports and other periodic reports which the Company would have been required to file with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act if the Company were subject to such Sections and (ii) if the Commission will not accept the filing of such documents promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective holder of the Notes.

     Additional Covenants. The Indenture also contains covenants with respect to the following matters: (i) payment of principal, premium and interest; (ii) maintenance of an office or agency in The City of New York; (iii) maintenance of corporate existence; (iv) payment of taxes and other claims; (v) maintenance of properties; and (vi) maintenance of insurance.

MERGER, CONSOLIDATION AND SALE OF ASSETS

     The Indenture provides that the Company shall not, in any single transaction or series of related transactions, consolidate or merge with or into (whether or not the Company is the Surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets (determined on a consolidated basis for the Company and its Restricted

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

Subsidiaries) in one or more related transactions to, another Person, and the Company will not permit any Restricted Subsidiary to enter into any such transaction or series of related transactions if such transaction or series of related transactions, in the aggregate, would result in a sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the properties and assets of the Company and the Restricted Subsidiaries, taken as a whole, to another Person, unless (i) the Surviving Person is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the Surviving Person (if other than the Company) assumes all the obligations of the Company under the Notes, the Indenture and, if then in effect, the Registration Rights Agreement pursuant to a supplemental indenture or other written agreement, as the case may be, in a form reasonably satisfactory to the Trustee; (iii) immediately after such transaction, no Default or Event of Default shall have occurred and be continuing; and (iv) after giving pro forma effect to such transaction, the Surviving Person (x) would have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately preceding such transaction and (y) would be permitted to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the covenant described under "-- Certain Covenants -- Limitation on Incurrence of Indebtedness." Notwithstanding clauses
(iii) and (iv) above, any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company or another Restricted Subsidiary.

     In the event of any transaction (other than a lease) described in and complying with the conditions listed in the immediately preceding paragraph in which the Company is not the Surviving Person, such Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of, the Company, and the Company shall be discharged from its obligations under, the Indenture, the Notes and the Registration Rights Agreement.

EVENTS OF DEFAULT

     The Indenture provides that each of the following constitutes an Event of
Default:

          (i) a default for 30 days in the payment when due of interest on, or Liquidated Damages (if any) with respect to, any Note;

          (ii) a default in the payment when due of principal on any Note, whether upon maturity, acceleration, optional redemption, required repurchase or otherwise;

          (iii) failure to perform or comply with any covenant, agreement or warranty in the Indenture (other than the defaults specified in clauses (i) and (ii) above) which failure continues for 30 days after written notice thereof has been given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the then outstanding Notes;

          (iv) the occurrence of one or more defaults under any agreements, indentures or instruments under which the Company or any Restricted Subsidiary then has outstanding Indebtedness in excess of $10.0 million in the aggregate and, if not already matured at its final maturity in accordance with its terms, such Indebtedness shall have been accelerated;

          (v) one or more judgments, orders or decrees for the payment of money in excess of $10.0 million, either individually or in the aggregate, shall be entered against the Company or any Restricted Subsidiary or any of their respective properties and which judgments, orders or decrees are not paid, discharged, bonded or stayed or stayed pending appeal for a period of 60 days after their entry; or

          (vi) certain events of bankruptcy, insolvency or reorganization of the Company or any Restricted Subsidiary.

     If any Event of Default (other than as specified in clause (vi) of the preceding paragraph with respect to the Company) occurs and is continuing, the Trustee or the holders of at least 25% in

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

aggregate principal amount of the then outstanding Notes may, and the Trustee at the request of such holders shall, declare all the Notes to be due and payable immediately by notice in writing to the Company, and to the Company and the Trustee if by the holders, specifying the respective Event of Default and that such notice is a "notice of acceleration," and the Notes shall become immediately due and payable. Notwithstanding the foregoing, in the case of an Event of Default arising from the events specified in clause (vi) of the preceding paragraph with respect to the Company, the principal of, premium, if any, and any accrued interest on all outstanding Notes shall ipso facto become immediately due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture.

     The holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except (i) a continuing Default or Event of Default in the payment of the principal of, or premium, if any, or interest on, the Notes (which may only be waived with the consent of each holder of Notes affected), or (ii) in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each Note outstanding. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal, premium or interest on the Notes, a Default in payment on the Change of Control Purchase Date pursuant to a Change of Control Offer or on the Asset Sale Offer Purchase Date pursuant to an Asset Sale Offer or a Default in compliance with the provisions described under "-- Merger, Consolidation and Sale of Assets") if it determines that withholding notice is in their interest.

     The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required, upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

     The Indenture provides that no recourse for the payment of the principal of, premium, if any, interest on or Liquidated Damages, if any, with respect to any of the Notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company in the Indenture, or in any of the Notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, shareholder, officer, director, employee or controlling person of the Company or of any successor Person thereof. Each Holder, by accepting the Notes, waives and releases all such liability.

DEFEASANCE

     The Company may, at its option and at any time, elect to have the obligations of the Company discharged with respect to the outstanding Notes ("defeasance"). Such defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes and to have satisfied all other obligations under the Notes and the Indenture except for (i) the rights of holders of the outstanding Notes to receive, solely from the trust fund described below, payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes, and the maintenance of an office or agency for payment, (iii) the rights, powers, trusts, duties and immunities of the Trustee under the Indenture, and (iv) the defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("covenant defeasance") and any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the Notes. In the event that a covenant defeasance
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

occurs, certain events (not including non-payment, bankruptcy and insolvency events) described under "-- Events of Default" will no longer constitute Events of Default with respect to the Notes.

     In order to exercise either defeasance or covenant defeasance, (i) the Company shall irrevocably deposit with the Trustee, as trust funds in trust, for the benefit of the holders of the Notes, cash in United States dollars, United States Government Obligations (as defined in the Indenture), or a combination thereof, in such amounts as will be sufficient, in the report of a nationally recognized firm of independent public accountants or a nationally recognized investment banking firm, to pay and discharge the principal of, premium, if any, and interest on the outstanding Notes to redemption or maturity; (ii) the Company shall have delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of the outstanding Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance or covenant defeasance, as the case may be, and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance, as the case may be, had not occurred (in the case of defeasance, such opinion must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable Federal income tax laws); (iii) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as clause (vi) under the first paragraph under "-- Events of Default" is concerned, at any time during the period ending on the 91st day after the date of deposit;
(iv) such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a Default under, the Indenture or any other agreement or instrument to which the Company is a party or by which it is bound;
(v) the Company shall have delivered to the Trustee an opinion of counsel to the effect that (A) the trust funds will not be subject to any rights of holders of Indebtedness (other than holders of the Notes) and (B) after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and (vi) the Company shall have delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent under the Indenture to either defeasance or covenant defeasance, as the case may be, have been complied with and that no violations under agreements governing any other outstanding Indebtedness would result therefrom.

SATISFACTION AND DISCHARGE

     The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when (i) either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation or (b) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable and the Company has irrevocably deposited or caused to be deposited with the Trustee an amount in United States dollars sufficient to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for the principal of, premium, if any, and interest to the date of deposit; (ii) the Company has paid or caused to be paid all other sums payable under the Indenture by the Company; and (iii) the Company has delivered to the Trustee an Officers' Certificate and an opinion of counsel each stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the next two paragraphs, the Indenture or the Notes may be amended or supplemented with the written consent of the holders of at least a majority in aggregate principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for the Notes), and any existing Default or Event of Default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

     Without the consent of each holder affected, an amendment or waiver shall not: (i) reduce the principal amount of the Notes whose holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note, or alter or waive the provisions with respect to the redemption of the Notes in a manner adverse to the holders of the Notes other than with respect to a Change of Control Offer or an Asset Sale Offer, (iii) reduce the rate of or change the time for payment of interest on any Notes, (iv) waive a Default or Event of Default in the payment of principal of, premium, if any, or interest on the Notes (except that holders of at least a majority in aggregate principal amount of the then outstanding Notes may (a) rescind an acceleration of the Notes that resulted from a non-payment default, and (b) waive the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of, or premium, if any, or interest on, the Notes, or (vii) following the occurrence of a Change of Control, amend, change or modify the Company's obligation to make and consummate a Change of Control Offer in the event of a Change of Control or modify any of the provisions or definitions with respect thereto in a manner adverse to the holders of the Notes, or following the occurrence of an Asset Sale, amend, change or modify the Company's obligation to make and consummate an Asset Sale Offer or modify any of the provisions or definitions with respect thereto in a manner adverse to the holders of the Notes.

     Notwithstanding the foregoing, without the consent of any holder of Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes
(i) to cure any ambiguity, defect or inconsistency, (ii) to provide for uncertificated Notes in addition to or in place of certificated Notes, (iii) to provide for the assumption of the Company's obligations to holders of the Notes in the event of any Disposition involving the Company in which the Company is not the Surviving Person, (iv) to make any change that would provide any additional rights or benefits to the holders of the Notes or that does not adversely affect the rights of any such holder, or (v) to comply with the requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

TRANSFER AND EXCHANGE

     The registered holder of a Note will be treated as the owner of it for all purposes. A holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a holder among other things, to furnish appropriate endorsements and transfer documents and the Company may require a holder to pay any taxes and fees required by law or permitted by the Indenture. Neither the Company nor the Registrar shall be required to issue, register the transfer of or exchange any Note (i) during a period beginning at the opening of business on the day that the Trustee receives notice of any redemption from the Company and ending at the close of business on the day the notice of redemption is sent to holders, (ii) selected for redemption, in whole or in part, except the unredeemed portion of any Note being redeemed in part may be transferred or exchanged, and (iii) during a Change of Control Offer or an Asset Sale Offer if such Note is tendered pursuant to such Change of Control Offer or Asset Sale Offer and not withdrawn.

THE TRUSTEE

     U.S. Trust Company of New York is the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the Notes.

     The Indenture (including the provisions of the Trust Indenture Act incorporated by reference therein) contains limitations on the rights of the Trustee thereunder, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received

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by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, if it acquires any conflicting interest (as defined in the Trust Indenture Act) it must eliminate such conflict or resign.

GOVERNING LAW

     The Indenture and the Notes will be governed by the laws of the State of New York, without regard to the principles of conflicts of law.

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for the definition of all other terms used in the Indenture.

     "Acquired Debt" means, with respect to any specified Person, Indebtedness of any other Person (the "Acquired Person") existing at the time the Acquired Person merges with or into, or becomes a Restricted Subsidiary of, such specified Person, including Indebtedness incurred in connection with, or in contemplation of, the Acquired Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; provided, however, that Indebtedness of such Acquired Person which is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transactions by which such Acquired Person merges with or into or becomes a Restricted Subsidiary of such specified Person shall not be Acquired Debt.

     "Affiliate" means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with") of any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

     "Asset Sale" means (i) any sale, lease, conveyance or other disposition by the Company or any Restricted Subsidiary of any assets (including by way of a sale-and-leaseback) other than in the ordinary course of business, or (ii) the issuance or sale of Capital Stock of any Restricted Subsidiary, in the case of each of (i) and (ii), whether in a single transaction or a series of related transactions, to any Person (other than to the Company or a Restricted Subsidiary and other than directors' qualifying shares) for Net Proceeds in excess of $1.0 million. Notwithstanding the foregoing, (a) the transfer of any assets constituting an Investment by the Company or any Restricted Subsidiary shall not be considered an Asset Sale if such Investment is permitted pursuant to the covenant described under "-- Certain Covenants -- Limitation on Restricted Payments" and (b) exchanges of assets of the Company for assets of any other Person in the ordinary course of business shall not constitute an Asset Sale.

     "Capital Lease Obligation" of any Person means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease for property leased by such Person that would at such time be required to be capitalized on the balance sheet of such Person in accordance with GAAP.

     "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) corporate stock or other equity participations, including partnership interests, whether general or limited, of such Person, including any Preferred Stock.

     "Cash Equivalents" means (i) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof; (ii) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing
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

within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor's Rating Services or Moody's Investors Service, Inc.; (iii) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from Standard & Poor's Rating Services or at least P-1 from Moody's Investors Service, Inc.; (iv) certificates of deposit or bankers' acceptances (or, with respect to foreign banks, similar instruments) maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any member of the European Union or any United States branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $200 million; (v) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (i) above entered into with any bank meeting the qualifications specified in clause (iv) above; and (vi) investments in money market funds which invest substantially all their assets in securities of the types described in clauses (i) through (v) above.

     "Cash Flow" means, with respect to any period, Consolidated Net Income for such period, plus, to the extent deducted in computing such Consolidated Net
Income: (i) extraordinary net losses, plus (ii) provision for taxes based on income or profits and any provision for taxes utilized in computing the extraordinary net losses under clause (i) hereof, plus (iii) Consolidated Interest Expense, plus (iv) depreciation, amortization and all other non-cash charges (including amortization of goodwill and other intangibles but excluding any items that will require cash payments in the future for which an accrual or reserve is made).

     "Change of Control" means the occurrence of any of the following events after the Issue Date: (i) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes (including by merger, consolidation or otherwise) the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have beneficial ownership of all shares that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of 50% or more of the voting power of the total outstanding Voting Stock of the Company; (ii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose nomination for election by the stockholders of the Company was approved by a vote of 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of such Board of Directors of the Company then in office; (iii) the approval by the holders of Capital Stock of the Company of any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with the terms of the Indenture); or (iv) the sale or other disposition (including by merger, consolidation or otherwise) of all or substantially all of the Capital Stock or assets of the Company to any Person or group (as defined in Rule 13d-5 of the Exchange Act) as an entirety or substantially as an entirety in one transaction or a series of related transactions.

     "Consolidated Cash Flow Coverage Ratio" means, for any period, the ratio of
(i) the aggregate amount of Cash Flow for such period, to (ii) Consolidated Interest Expense for such period, each determined on a pro forma basis after giving pro forma effect to (a) the incurrence of the Indebtedness giving rise to the calculation of the Consolidated Cash Flow Coverage Ratio and (if applicable) the application of the net proceeds therefrom, including to refinance other Indebtedness, as if such Indebtedness was incurred, and the application of such proceeds occurred, at the beginning of such period; (b) the incurrence, repayment or retirement of any other Indebtedness by the Company and its Restricted Subsidiaries since the first day of such period as if such Indebtedness was incurred, repaid or retired at the beginning of such period (except that, in making such computation, the amount of Indebtedness under any revolving credit facility shall be computed based upon the average balance of such Indebtedness at the end of each month during such period); (c) in the case of Acquired Debt, the related acquisition as if such acquisition had occurred

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at the beginning of such period; and (d) any acquisition or disposition by the
Company and its Restricted Subsidiaries of any company or any business or any assets out of the ordinary course of business, or any related repayment of Indebtedness, in each case since the first day of such period, assuming such acquisition or disposition had been consummated on the first day of such period.

     "Consolidated Interest Expense" means, with respect to any period, the sum of (i) the interest expense of the Company and its Restricted Subsidiaries for such period, including, without limitation, (a) amortization of debt discount,
(b) the net payments, if any, under interest rate contracts (including amortization of discounts), (c) the interest portion of any deferred payment obligation and (d) accrued interest, plus (ii) the interest component of the Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by the Company and its Restricted Subsidiaries during such period, and all capitalized interest of the Company and its Restricted Subsidiaries, plus (iii) all dividends paid during such period by the Company and its Restricted Subsidiaries with respect to any Disqualified Stock (other than by any Restricted Subsidiary to the Company or any other Restricted Subsidiary and other than any dividend paid in Capital Stock (other than Disqualified Stock)), in each case, as determined on a consolidated basis in accordance with GAAP consistently applied.

     "Consolidated Net Income" means, with respect to any period, the net income (or loss) of the Company and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP consistently applied, adjusted to the extent included in calculating such net income (or loss), by excluding, without duplication, (i) all extraordinary gains and losses (less all fees and expenses relating thereto), (ii) the portion of net income (or loss) of the Company and its Restricted Subsidiaries allocable to interests in unconsolidated Persons or Unrestricted Subsidiaries, except to the extent of the amount of dividends or distributions actually paid to the Company or its Restricted Subsidiaries by such other Person during such period, (iii) for purposes of the covenant entitled "-- Certain Covenants -- Limitation on Restricted Payments", net income (or loss) of any Person combined with the Company or any of its Restricted Subsidiaries on a "pooling-of-interests" basis attributable to any period prior to the date of combination, (iv) net gains and losses (less all fees and expenses relating thereto) in respect of disposition of assets (including, without limitation, pursuant to sale and leaseback transactions) other than in the ordinary course of business, or (v) the net income of any Restricted Subsidiary to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income to the Company is not at the time permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders.

     "Consolidated Net Worth" means, with respect to any Person at any date, the sum of (i) the consolidated stockholders' equity of such Person less the amount of such stockholders' equity attributable to Disqualified Stock of such Person and its Subsidiaries (Restricted Subsidiaries, in the case of the Company), as determined on a consolidated basis in accordance with GAAP consistently applied and (ii) the amount of any Preferred Stock of such Person not included in the stockholders' equity of such Person in accordance with GAAP, which Preferred Stock does not constitute Disqualified Stock.

     "Currency Agreement Obligations" means the obligations of any person under a foreign exchange contract, currency swap agreement or other similar agreement or arrangement to protect such person against fluctuations in currency values.

     "Default" means any event that is, or after the giving of notice or passage of time or both would be, an Event of Default.

     "Disposition" means, with respect to any Person, any merger, consolidation or other business combination involving such Person (whether or not such Person is the Surviving Person) or the sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of such Person's assets.
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

     "Disqualified Stock" means (i) any Preferred Stock of any Restricted Subsidiary and (ii) that portion of any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than upon a Change of Control of the Company in circumstances where the holders of the Notes would have similar rights), in whole or in part on or prior to the stated maturity of the Notes.

     "Dollars" and "$" means lawful money of the United States of America.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "Fair Market Value" means, with respect to any asset or property, the sale value that would be obtained in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy.

     "GAAP" means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession in the United States of America, which are applicable as of the Issue Date and consistently applied.

     "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection or deposit in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

     "Indebtedness" means, with respect to any Person, without duplication, and whether or not contingent, (i) all indebtedness of such Person for borrowed money or which is evidenced by a note, bond, debenture or similar instrument,
(ii) all obligations of such Person to pay the deferred or unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such service, (iii) all Capital Lease Obligations of such Person, (iv) all obligations of such Person in respect of letters of credit or bankers' acceptances issued or created for the account of such Person,
(v) to the extent not otherwise included in this definition, all net obligations of such Person under Interest Rate Agreement Obligations or Currency Agreement Obligations of such Person, (vi) all liabilities of others of the kind described in the preceding clause (i), (ii) or (iii) secured by any Lien on any property owned by such Person; provided, however, if the obligations secured by a Lien (other than a Permitted Lien not securing any liability that would itself constitute Indebtedness) on any assets or property have not been assumed by such Person in full or are not such Person's legal liability in full, the amount of such Indebtedness for purposes of this definition shall be limited to the lesser of the amount of Indebtedness secured by such Lien and the Fair Market Value of the property subject to such Lien, (vii) all Disqualified Stock issued by such Person and all Preferred Stock issued by a Subsidiary of such Person, and (viii) to the extent not otherwise included, any guarantee by such Person of any other Person's indebtedness or other obligations described in clauses (i) through
(vii) above. "Indebtedness" of the Company and the Restricted Subsidiaries shall not include current trade payables incurred in the ordinary course of business and payable in accordance with customary practices, and non-interest bearing installment obligations and accrued liabilities incurred in the ordinary course of business which are not more than 90 days past due. The principal amount outstanding of any Indebtedness issued with original issue discount is the accreted value of such Indebtedness. Notwithstanding the foregoing, Indebtedness shall not include Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within 3 business days of the incurrence thereof.

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     "Independent Director" means a director of the Company other than a director (i) who (apart from being a director of the Company or any Subsidiary of the Company) is an employee, associate or Affiliate of the Company or a Subsidiary of the Company, or (ii) who is a director, employee, associate or Affiliate of another party (other than the Company or any of its Subsidiaries) to the transaction in question.

     "Interest Rate Agreement Obligations" means, with respect to any Person, the Obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements, and (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

     "Investment" means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other Person. "Investment" shall exclude travel and similar advances to officers and employees of the Company in the ordinary course of business and extensions of trade credit by the Company and its Restricted Subsidiaries on commercially reasonable terms in accordance with normal trade practices of the Company or such Restricted Subsidiary, as the case may be. For the purposes of the "Limitation on Restricted Payments" covenant, (i) "Investment" shall include and be valued at the Fair Market Value of the net assets of any Restricted Subsidiary (to the extent of the Company's equity interest in such Restricted Subsidiary) at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary and shall exclude the Fair Market Value of the net assets of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary and (ii) the amount of any Investment shall be the original cost of such Investment plus the cost of all additional Investments by the Company or any of its Restricted Subsidiaries, without any adjustments for increases or decreases in value, or write-ups, writedowns or write-offs with respect to such Investment, reduced by the payment of dividends or distributions in connection with such Investment or any other amounts received in respect of such Investment; provided, however, that no such payment of dividends or distributions or receipt of any such other amounts shall reduce the amount of any Investment if such payment of dividends or distributions or receipt of any such amounts would be included in Consolidated Net Income. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Common Stock of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, the Company no longer owns, directly or indirectly, greater than 50% of the outstanding Common Stock of such Restricted Subsidiary, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Common Stock of such Restricted Subsidiary not sold or disposed of.

     "Issue Date" means the date on which the Notes are first issued under the Indenture.

     "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in any asset and any filing of, or agreement to give, any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

     "Liquidated Damages" means all liquidated damages owing under the Registration Rights Agreement.

     "Net Proceeds" means, with respect to any Asset Sale by any Person, the aggregate cash or Cash Equivalent proceeds received by such Person and/or its Affiliates in respect of such Asset Sale, which amount is equal to the excess, if any, of (i) the cash or Cash Equivalents received by such Person and/or its Affiliates (including any cash payments received by way of deferred payment pursuant to, or monetization of, a note or installment receivable or otherwise, but only as and when received) in connection with such Asset Sale, over (ii) the sum of (a) the amount of any Indebtedness that is secured by such asset and which is required to be repaid by such person in connection with such Asset Sale, plus (b) all fees, commissions and other expenses incurred by such Person in connection with such Asset Sale, plus (c) provision for taxes, including income taxes, directly attributable to the Asset Sale or to required prepayments or repayments of Indebtedness with the proceeds of such Asset Sale, plus (d) if such Person is a Restricted Subsidiary, any dividends or distributions payable to holders of minority interests in such Restricted Subsidiary from the proceeds of such Asset Sale, plus (e) appropriate amounts to be provided by the Company or any Restricted Subsidiary as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale; provided that upon the release of any such reserves, such amounts shall constitute "Net Proceeds" hereunder.

     "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursement obligations, damages and other liabilities payable under the documentation governing any Indebtedness.

     "Permitted Investments" means (i) any Investment in the Company or any Restricted Subsidiary; provided, that the primary business of such Restricted Subsidiary is a Related Business; (ii) any investment in cash or Cash Equivalents; (iii) any Investment in a Person (an "Acquired Person") the primary business of which is a Related Business if, as a result of such Investment, (a) the Acquired Person becomes a Restricted Subsidiary, or (b) the Acquired Person either (1) is merged, consolidated or amalgamated with or into the Company or one of its Restricted Subsidiaries and the Company or such Restricted Subsidiary is the Surviving Person, or (2) transfers or conveys substantially all of its assets to, or is liquidated into, the Company or one of its Restricted Subsidiaries; (iv) Investments in accounts and notes receivable acquired in the ordinary course of business; (v) any notes, obligations or other securities received in connection with an Asset Sale that complies with the covenant described under "Limitation on Asset Sales" or any other disposition not constituting an "Asset Sale"; (vi) Interest Rate Agreement Obligations and Currency Agreement Obligations permitted pursuant to clause (v) of the second paragraph of the covenant described under "Limitation on Incurrence of Indebtedness" above; (vii) investments in or acquisitions of Capital Stock or similar interests in Persons (other than Affiliates of the Company) received in the bankruptcy or reorganization of or by such Person or any exchange of such investment with the issuer thereof or taken in settlement of or other resolution of claims or disputes and (viii) other Investments not to exceed $50.0 million, which shall be reinstated to the extent of any net cash proceeds, dividends, repayments of loans or other transfers of cash or assets received by the Company or any Restricted Subsidiary as a return of or on such Investment.

     "Permitted Liens" means (i) Liens on assets or property of the Company that secure Senior Bank Debt of the Company and Liens on assets or property of a Restricted Subsidiary that secure Indebtedness of a Restricted Subsidiary; (ii) Liens securing Indebtedness of a Person existing at the time that such Person is merged into or consolidated with the Company or a Restricted Subsidiary; provided, however, that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of such Person; (iii) Liens on property acquired by the Company or a Restricted Subsidiary; provided, however, that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any other property; (iv) Liens in respect of Interest Rate Agreement Obligations and Currency Agreement Obligations permitted under the Indenture; (v) Liens in favor of the Company or any Restricted Subsidiary; (vi) Liens existing or created on the Issue Date; and
(vii) Liens securing the Notes.

     "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "Preferred Stock" as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over Capital Stock of any other class of such Person.

     "Purchase Money Obligation" means any Indebtedness which is incurred in connection with the purchase, construction or improvement of assets and is secured by a Lien on such assets related to the business of the Company or the Restricted Subsidiaries, and any additions and accessions thereto, which are purchased, constructed or improved by the Company or any Restricted Subsidiary.

     "Related Business" means any business that is reasonably related to or complementary to the businesses conducted by the Company and the Restricted Subsidiaries on the Issue Date.

     "Restricted Investment" means an Investment other than a Permitted Investment.

     "Restricted Payment" means (i) any dividend or other distribution declared or paid on any Capital Stock of the Company (other than (A) dividends or distributions payable solely in Capital Stock (other than Disqualified Stock) of the Company, or (B) dividends or distributions payable to the Company or any Restricted Subsidiary); (ii) any payment to purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company; (iii) any payment to purchase, redeem, defease or otherwise acquire or retire for value, prior to any scheduled maturity, repayment or sinking fund payment, any subordinated Indebtedness other than a purchase, redemption, defeasance or other acquisition or retirement for value that is paid for with the proceeds of Refinancing Indebtedness that is permitted under the covenant described under "-- Certain Covenants -- Limitation on Incurrence of Indebtedness"; or (iv) any Restricted Investment.

     "Restricted Subsidiary" means each direct or indirect Subsidiary of the Company other than an Unrestricted Subsidiary.

     "Senior Bank Debt" means Indebtedness incurred under any credit facility entered into between the Company, any Restricted Subsidiary and bank lenders at any time, as the same may be amended, modified, renewed, refunded, replaced or refinanced from time to time, including (i) any related notes, letters of credit, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time, and (ii) any notes, guarantees, collateral documents, instruments and agreements executed in connection with any such amendment, modification, renewal, refunding, replacement or refinancing.

     "Subsidiary" of a Person means (i) any corporation more than 50% of the outstanding voting power of the Voting Stock of which is owned or controlled, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person, or by such Person and one or more other Subsidiaries thereof, or
(ii) any limited partnership of which such Person or any Subsidiary of such Person is a general partner, or (iii) any other Person (other than a corporation or limited partnership) in which such Person or one or more other Subsidiaries of such Person, or such Person and one or more other Subsidiaries thereof, directly or indirectly, has more than 50% of the outstanding partnership or similar interests or has the power, by contract or otherwise, to direct or cause the direction of the policies, management and affairs thereof.

     "Surviving Person" means, with respect to any Person involved in or that makes any Disposition, the Person formed by or surviving such Disposition or the Person to which such Disposition is made.

     "Unrestricted Subsidiary" means any Subsidiary of the Company designated as such pursuant to and in compliance with the covenant described under "-- Certain Covenants -- Limitation on Designations of Unrestricted Subsidiaries" and not redesignated a Restricted Subsidiary in compliance with such covenant.

     "Voting Stock" of a Person means Capital Stock of such Person of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required scheduled payment of principal, including payment at final maturity, in respect thereof, with (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding aggregate principal amount of such Indebtedness.

                         BOOK-ENTRY; DELIVERY AND FORM

     The certificates representing the Old Notes were and the certificates representing the New Notes will be issued in fully registered form. Except as described in the next paragraph, the Old Notes initially were represented by a single global certificate in fully registered form (the "Global Note") that was deposited with the Trustee as custodian for The Depository Trust Company ("DTC") and registered in the name of a nominee of DTC. The Global Old Note (and any Notes issued in exchange therefor) will be subject to certain restrictions on transfer set forth therein and will bear a restrictive legend.

     Notes (i) originally purchased by "foreign purchasers" or (ii) held by qualified institutional buyers as defined in Rule 144A under the Securities Act ("QIBs") which elect to take physical delivery of their certificates instead of holding their interest through the Global Note (and which are thus ineligible to trade through DTC) (collectively referred to herein as the "Non-Global Purchasers") will be issued in registered form (the "Certificated Notes"). Certificated Notes will initially be registered in the name of a nominee of DTC and be deposited with, or on behalf of, DTC. Beneficial owners of Certificated Notes, however, may request registration of such Certificated Notes in their names or in the names of their nominees. The Company expects that upon the transfer to a QIB of Certificated Notes initially issued to a Non-Global Purchaser, such Certificated Notes will, unless the transferee requests otherwise or the Global Note has previously been exchanged in whole for Certificated Notes, be exchanged for an interest in the Global Note.

     Global Note. DTC or its custodian will credit, on its book-entry registration and transfer system, the respective principal amount of Notes of the individual beneficial interests represented by such Global Note to the accounts of persons who have accounts with such depository. Ownership of beneficial interest in the Global Note will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in the Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). QIBs may hold their interests in the Global Note directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

     So long as DTC, or its nominee, is the registered owner or holder of the Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Note for all purposes under the Indenture and the Notes. No beneficial owner of an interest in the Global Note will be able to transfer that interest except in accordance with DTC's applicable procedures, in addition to those provided for under the Indenture.

     Payments of the principal of, premium (if any) and interest on the Global Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither the Company, the Trustee nor any Paying Agent will have any responsibility or liability for any aspect of the record relating to or payments made on account of beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any record relating to such beneficial ownership interest.

     The Company expects that DTC or its nominee, upon receipt of any payment of principal, premium, if any, or interest in respect of the Global Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

     The Company expects that transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. If a holder requires physical delivery of a Certificated Note for any reason, including to sell Notes to persons in states which require physical delivery of such Notes or to pledge such Notes, such holder must transfer its interest in the Global Note in accordance with the normal procedures of DTC and the procedures set forth in the Indenture.

     DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interest in the Global Note is credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants have given such direction. However, if there is an Event of Default under the Notes or the Indenture, DTC will exchange the Global Note for Certificated Notes, which it will distribute to its participants and which, if representing interests in the Global Note, will be legended.

     To the Company's knowledge, DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of
Section 17A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

     Although DTC customarily agrees to the foregoing procedures in order to facilitate transfers of interests in global notes among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

     Certificated Securities. If DTC is at any time unwilling or unable to continue as a depositary for the Global Note and a successor depositary is not appointed by the Company within 90 days, Certificated Notes will be issued in exchange for the Global Note which certificates will bear a restrictive legend.

                  CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES
GENERAL


     In the opinion of Proskauer Rose LLP, counsel to ICN, the following are the material U.S. federal income tax consequences of the Exchange Offer and the ownership and disposition of the New Notes. The summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations (including proposed Treasury regulations) ("Regulations"), Internal Revenue Service ("IRS") rulings and pronouncements and judicial decisions currently in effect. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the validity of the statements and conclusions set forth below. Any such changes or interpretations may be retroactive and could adversely affect a holder of the New Notes. This discussion assumes that the New Notes are or will be held as capital assets (as defined in Section 1221 of the Code) by the holders thereof. Except as otherwise described herein, this discussion applies only to a holder who is:



          (1) a citizen or resident of the United States for U.S. federal income tax purposes,



          (2) a corporation created or organized in or under the laws of the United States or of any political subdivision thereof,



          (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or



          (4) a trust that is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons as described in
     Section 7701(a)(30) of the Code (a "U.S. Holder").



     The following discussion does not purport to deal with all aspects of U.S. federal income taxation that might be relevant to particular holders in light of their personal investment circumstances or status (including non-U.S. holders who realize income or gain in respect of the Notes which is effectively connected with their conduct of a U.S. trade or business), nor does it discuss the U.S. federal income tax consequences to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as certain financial institutions, insurance companies, dealers in securities, persons who hold their Notes through partnerships or other pass-through entities, tax-exempt organizations, or persons that hold Notes as part of a straddle or a hedging or conversion transaction. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.



     ICN has not sought and will not seek any rulings from the IRS with respect to the positions discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the Exchange Offer and ownership or disposition of the Old Notes or New Notes or that any such position would not be sustained.



     THE FOLLOWING DISCUSSION IS FOR YOUR GENERAL INFORMATION ONLY. YOU ARE STRONGLY URGED TO CONSULT WITH YOUR OWN TAX ADVISORS TO DETERMINE THE EFFECT OF YOUR PERSONAL TAX SITUATION ON THE ANTICIPATED TAX CONSEQUENCES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES.



     Exchange Offer. The exchange pursuant to the Exchange Offer of (i) the 1998 Old Notes for 1998 New Notes and (ii) the 1999 Old Notes for 1999 New Notes will not be treated as taxable exchanges for U.S. federal income tax purposes and the 1998 and 1999 New Notes will be treated as a continuation of the 1998 and 1999 Old Notes, respectively, because the terms of the New Notes are identical in all material respects to the terms of the Old Notes. Accordingly, a U.S. Holder will not recognize gain or loss upon such exchange.

PAYMENTS OF STATED INTEREST



     Interest paid on a New Note will generally be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder's method of accounting for U.S. federal income tax purposes.



ORIGINAL ISSUE DISCOUNT



  1999 New Notes



     The 1999 New Notes bear original issue discount ("OID"), and each U.S. Holder is required to include in income, in each year (regardless of whether such U.S. Holder is a cash or accrual basis taxpayer), in advance of the receipt of cash payments on such Notes, that portion of the OID, computed on a constant yield-to-maturity basis, attributable to each day during such year on which the U.S. Holder held the 1999 New Notes.



     The 1998 New Notes were issued with de minimis OID. The amount of OID on a
Note is de minimis if the amount of OID is less than 0.25% of a Note's stated redemption price at maturity multiplied by the number of complete years to maturity (in the case of an installment obligation a Note's weighted average maturity is used instead of the number of complete years to maturity). If the amount of OID with respect to a Note is less than the de minimis amount, the amount of OID is treated as zero, and all stated interest (including stated interest that would otherwise be characterized as OID) is treated as "qualified stated interest." Qualified stated interest generally means stated interest at the lowest rate provided for over the term of the debt instrument that is unconditionally payable at least annually at a fixed rate (or subject to certain conditions, based on one or more indices).



  The Amount of Original Issue Discount



     The amount of OID with respect to each 1999 New Note is equal to the excess of (1) its "stated redemption price at maturity" over (2) its "issue price." Under the OID Regulations, the "issue price" of the New Notes is the initial offering price to the public (not including any bond house, broker or similar person or organization acting in the capacity of an underwriter, placement agent or wholesaler) at which a substantial amount of the Notes are sold, and the "stated redemption price at maturity" of each New Note is the sum of all cash payments (whether denominated as principal or interest) provided by the New Note. The aggregate amount of OID will be $31.01 per $1,000 principal amount of 1999 New Notes.



  Taxation of Original Issue Discount



     A U.S. Holder of a debt instrument issued with OID is required to include in gross income (generally as ordinary interest income) for U.S. federal income tax purposes an amount equal to the sum of the "daily portions" of such OID for all days during the taxable year on which the holder holds the debt instrument. The daily portions of OID required to be included in a holder's gross income in a taxable year is determined upon a constant yield-to-maturity basis by allocating to each day during the taxable year on which the holder holds the debt instrument a pro rata portion of the OID on such debt instrument which is attributable to the "accrual period" (generally the period between interest payment or compounding dates) in which such day is included. The amount of the OID attributable to each "accrual period" is the product of (1) the "adjusted issue price" at the beginning of such accrual period and (2) the "yield to maturity" of the debt instrument (stated in a manner appropriately taking into account the length of the accrual period). The "adjusted issue price" of a Note at the beginning of an accrual period generally will be equal to the issue price of the Note plus the aggregate amount of OID that accrued in all prior accrual periods, less any cash payments that have been made on the Note. Payments on the Notes are not separately included in a U.S. Holder's income as interest, but rather are treated first as payments of previously accrued and unpaid OID and then as payments of principal.

     We will furnish annually to the IRS and to record holders of the 1999 New Notes (other than with respect to certain exempt holders) information relating to the stated interest and the OID accruing during the calendar year. Such information will be based on the amount of OID that would have accrued to a holder who acquired the 1999 New Note on original issue.



     Sales, Exchange or Redemption of Notes. Unless a nonrecognition provision applies, upon the sale, exchange (except pursuant to the Exchange Offer as provided above), redemption (including pursuant to an offer by the Company or other disposition of a Note, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized (except to the extent attributable to accrued interest) and the U.S. Holder's adjusted tax basis in the Note. A U.S. Holder's adjusted tax basis in a Note will be equal to the cost of the Note, increased by the amount of OID, if any, previously included in such U.S. Holder's income and by accrued market discount, if any, if the U.S. Holder has included such market discount in income (see "Market Discount" below), and decreased by any amortized bond or acquisition premium (defined below) and payments of principal and any interest, other than stated interest, received. Generally, and subject to the discussion under "Market Discount" below, any gain or loss recognized by a U.S. Holder upon a sale, retirement or other disposition of the Note will be long-term capital gain or loss if the Note has been held for more than one year, generally subject to maximum tax rate of 20 percent. The deductibility of capital losses is subject to limitations.



     Acquisition at a Premium. If a subsequent U.S. Holder acquires a Note for an amount (exclusive of accrued and unpaid stated interest through the acquisition date) in excess of the Note's stated redemption price at maturity ("Bond Premium"), the U.S. Holder may elect, in accordance with applicable Code provisions, to amortize the Bond Premium using a constant yield method. The amount of Bond Premium amortized in any year will be treated as a reduction of the U.S. Holder's interest income from the Note. Similarly, if a subsequent U.S. Holder acquires a Note for an amount (exclusive of accrued and unpaid stated interest through the acquisition date) in excess of the Note's adjusted issue price ("Acquisition Premium"), the U.S. Holder may amortize the Acquisition Premium using a constant yield method to reduce the amount of OID required to be included in income.



     Market Discount. If a U.S. Holder purchases a Note for an amount that is less than its issue price (or, in the case of a subsequent purchaser, its "revised issue price," as defined in the Code) as of the purchase date, the amount of the difference will be treated as "market discount," unless such difference is less than a specified de minimis amount. Market discount generally will accrue ratably during the period from the date of acquisition to the maturity date of the Note, unless the U.S. Holder elects to accrue such discount on the basis of the constant interest method, in accordance with applicable Code provisions.


     A U.S. Holder of a Note with market discount generally will be required to treat as ordinary income any gain recognized on the sale, exchange, retirement or other disposition of the Note to the extent of accrued market discount unless the U.S. Holder elects in accordance with the applicable Code provisions to include market discount in income as it accrues. A U.S. Holder of a Note acquired at market discount who does not make a current inclusion election will be required to defer the deduction of all or a portion of the interest on any indebtedness incurred or maintained to purchase or carry the Note until the maturity of the Note or its earlier disposition in a taxable transaction.

NON-U.S. HOLDERS



     Payments of principal, if any, and interest (including OID) by the Company or its agent (in its capacity as such) to any holder who is a beneficial owner of a Note and who holds the Note as a capital asset but who is not a U.S. Holder are not subject to U.S. federal income or withholding tax provided, in the case of interest (including OID) that:



          (1) such holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote and, is not a controlled foreign corporation for U.S. federal income tax purposes that is related to the Company through stock ownership, and



          (2) such holder either (A) certifies to the Company or its agent, under penalties of perjury, that it is not a U.S. Holder and provides its name and address, or (B) is a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and certifies to the Company or its agent, under penalties of perjury, that the certification described in clause (A) hereof has been received from the beneficial owner by it or by another financial institution acting for the beneficial owner and furnishes the Company with a copy thereof.



A holder of a note who is not a U.S. Holder, and who does not meet the requirements of (1) or (2) above, would generally be subject to U.S. federal withholding tax at a flat rate of 30% (or a lower applicable treaty rate) on payments of interest (including OID) on the Notes.



     Treasury Regulations recently issued by the IRS, which will be effective January 1, 2001, make modifications to the certification procedures applicable to non-U.S. Holders. In general, these regulations unify certification procedures and forms and clarify and modify reliance standards. A non-U.S. Holder should consult its own advisor regarding the effect of the new Treasury Regulations.



     Any capital gain realized upon the sale, exchange, redemption or other disposition of a Note by a holder who is not a U.S. Holder and who holds the note as a capital asset is not subject to U.S. federal income or withholding taxes unless, in the case of an individual, such holder is present in the United States for 183 days or more in the taxable year of the sale, exchange, redemption or other disposition and certain other conditions are met.



BACKUP WITHHOLDING AND INFORMATION REPORTING FOR U.S. AND NON-U.S. HOLDERS



     Certain noncorporate U.S. Holders may be subject to backup withholding at a rate of 31% on payments of principal and interest (including OID) on, and the proceeds of a disposition of, a Note. Backup withholding will apply only if the U.S. Holder (1) fails to furnish its taxpayer identification number ("TIN") which, in the case of an individual, would be his or her Social Security number,
(2) furnishes an incorrect TIN, (3) is notified by the IRS that it has failed to properly report payments of interest and dividends or (4) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding. U.S. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption if applicable.



     Treasury Regulations provide that backup withholding will not apply to payments on the Notes by us to a non-U.S. Holder if the holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption provided that neither the Company nor its paying agent has actual knowledge that the holder is a U.S. person or that the conditions of any other exception are not, in fact, satisfied.



     The payment of the proceeds from the disposition of Notes to or through the U.S. office of any broker, U.S. or foreign, will be subject to possible backup withholding unless the owner certifies as to its non-U.S. Holder status under penalty of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. Backup withholding will not apply to payments made through foreign offices of a broker that is not a U.S. person or a U.S. related person (absent actual knowledge that the payee is a U.S. person). For purposes of this paragraph, a "U.S. related person" is (1) a "controlled foreign corporation" for U.S. federal income tax purposes, (2) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a U.S. trade or business, or (3) with respect to payments made after December 31, 1999, a foreign partnership that, at any time during its taxable year, is 50% or more (by income or capital interest) owned by U.S. persons or is engaged in the conduct of a U.S. trade or business. Treasury Regulations provide certain presumptions under which a non-U.S. Holder will be subject to backup withholding unless the non-U.S. Holder provides a certification as to its non-U.S. Holder status.



     The amount of any backup withholding from a payment to a U.S. Holder or a non-U.S. Holder will be allowed as a credit against such holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.


     THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE EXCHANGE OFFER AND THE OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. ICN has agreed that for a period of 10 days after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

     ICN will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market rates prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

                                 LEGAL MATTERS

     The legality of the New Notes offered hereby will be passed upon for the Company by Proskauer Rose LLP, 1585 Broadway, New York, New York 10036.

                         INDEPENDENT PUBLIC ACCOUNTANTS


     The consolidated balance sheets as of December 31, 1998 and 1997, and the consolidated statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1998 included in this Prospectus have been so included in reliance on the report, which includes an emphasis-of-a-matter paragraph related to the Company's change in method of accounting for its investment in ICN Yugoslavia, a previously consolidated subsidiary, of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. With respect to the unaudited consolidated financial information of the Company for the three-month periods ended March 31, 1999 and 1998, included in and incorporated by reference in this Prospectus, PricewaterhouseCoopers LLP reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated May 7, 1999 incorporated by reference herein, states that they did not audit and they do not express an opinion on that unaudited consolidated financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited consolidated financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Act.

                         INDEX TO FINANCIAL STATEMENTS


FINANCIAL STATEMENTS                                            PAGE NO.
--------------------                                            --------
As of March 31, 1999 and December 31, 1998 and for the three months ended March 31, 1999 and 1998:
  Unaudited Consolidated Condensed Balance Sheets...........    F-2
  Unaudited Consolidated Condensed Statements of Income.....    F-3
  Unaudited Consolidated Condensed Statements of
     Comprehensive Income...................................    F-4
  Unaudited Consolidated Condensed Statements of Cash
     Flows..................................................    F-5
  Management's Statement Regarding Unaudited Financial
     Statements.............................................    F-6
  Note to Consolidated Financial Statements.................    F-7
As of December 31, 1998 and 1997, and the years ended
  December 31, 1998, 1997 and 1996:
  Report of Independent Accountants.........................    F-14
  Consolidated Balance Sheets...............................    F-15
  Consolidated Statements of Income.........................    F-16
  Consolidated Statements of Stockholders' Equity...........    F-17
  Consolidated Statements of Cash Flows.....................    F-18
  Notes to Consolidated Financial Statements................    F-19

                           ICN PHARMACEUTICALS, INC.

                     CONSOLIDATED CONDENSED BALANCE SHEETS
                      MARCH 31, 1999 AND DECEMBER 31, 1998
                (UNAUDITED, IN THOUSANDS, EXCEPT PER SHARE DATA)

                                     ASSETS

                                                              MARCH 31,     DECEMBER 31,
                                                                 1999           1998
                                                              ----------    ------------
Current Assets:
  Cash and cash equivalents.................................  $  110,847     $  104,921
  Restricted cash...........................................      15,567         15,558
  Accounts receivable, net..................................     183,939        180,001
  Inventories, net..........................................     123,141        126,545
  Prepaid expenses and other current assets.................      11,969         13,723
                                                              ----------     ----------
          Total current assets..............................     445,463        440,748
Property, plant and equipment, net..........................     324,802        327,756
Deferred income taxes, net..................................      81,436         77,933
Other assets................................................      45,880         45,706
Goodwill and intangibles, net...............................     457,536        464,253
                                                              ----------     ----------
                                                              $1,355,117     $1,356,396
                                                              ==========     ==========
                          LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Trade payables............................................  $   68,658     $   92,287
  Accrued liabilities.......................................      66,213         60,644
  Notes payable.............................................      20,635         17,584
  Current portion of long-term debt.........................      25,710         28,097
  Income taxes payable......................................       3,534          5,142
                                                              ----------     ----------
          Total current liabilities.........................     184,750        203,754
Long-term debt, less current portion........................     509,256        510,808
Deferred license and royalty income.........................       2,110          6,061
Other liabilities...........................................      22,556         22,160
Minority interest...........................................      27,452         27,449
Commitments and contingencies
Stockholders' Equity:
  Preferred stock, $.01 par value; 10,000 shares authorized;
     1 shares Series D issued and outstanding ($22,988
     liquidation preference at March 31, 1999)..............           1              1
  Common stock, $.01 par value; 100,000 shares authorized;
     77,384 (March 31, 1999) and 76,411 (December 31, 1998)
     shares outstanding (after deducting shares in treasury
     of 424 and 200, respectively)..........................         774            764
  Additional capital........................................     953,347        928,956
  Accumulated deficit.......................................    (282,633)      (295,211)
  Accumulated other comprehensive income....................     (62,496)       (48,346)
                                                              ----------     ----------
          Total stockholders' equity........................     608,993        586,164
                                                              ----------     ----------
                                                              $1,355,117     $1,356,396
                                                              ==========     ==========

              The accompanying notes are an integral part of these
                  consolidated condensed financial statements.

                           ICN PHARMACEUTICALS, INC.

                  CONSOLIDATED CONDENSED STATEMENTS OF INCOME
               FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND 1998
                (UNAUDITED, IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              --------------------
                                                                1999        1998
                                                              --------    --------
Revenues:
  Product sales.............................................  $160,246    $239,796
  Royalties.................................................    15,828       1,000
                                                              --------    --------
  Total revenues............................................   176,074     240,796

Costs and expenses:
  Cost of product sales.....................................    66,396     107,969
  Selling, general and administrative expenses..............    62,662      75,137
  Research and development costs............................     2,242       5,504
                                                              --------    --------
          Total expenses....................................   131,300     188,610
                                                              --------    --------
          Income from operations............................    44,774      52,186
Translation and exchange losses, net........................     7,259       5,428
Interest income.............................................    (1,644)     (4,973)
Interest expense............................................    13,100       6,614
                                                              --------    --------
          Income before income taxes and minority
            interest........................................    26,059      45,117
Provision for income taxes..................................     4,780       3,384
Minority interest...........................................    (1,340)      7,785
                                                              --------    --------
          Net income........................................  $ 22,619    $ 33,948
                                                              ========    ========
Basic earnings per share....................................  $   0.29    $   0.47
                                                              ========    ========
Shares used in per share computation........................    76,853      71,730
                                                              ========    ========
Diluted earnings per share..................................  $   0.28    $   0.44
                                                              ========    ========
Shares used in per share computation........................    81,865      76,903
                                                              ========    ========

              The accompanying notes are an integral part of these
                  consolidated condensed financial statements.

                           ICN PHARMACEUTICALS, INC.

           CONSOLIDATED CONDENSED STATEMENTS OF COMPREHENSIVE INCOME
               FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND 1998
                           (UNAUDITED, IN THOUSANDS)

                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                                1999       1998
                                                              --------    -------
Net income..................................................  $ 22,619    $33,948
Other comprehensive income:
  Foreign currency translation adjustments..................   (14,150)    (4,608)
  Unrealized gains on marketable securities.................        --        755
                                                              --------    -------
Other comprehensive income..................................   (14,150)    (3,853)
                                                              --------    -------
Comprehensive income........................................  $  8,469    $30,095
                                                              ========    =======

              The accompanying notes are an integral part of these
                  consolidated condensed financial statements.

                           ICN PHARMACEUTICALS, INC.

                CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
               FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND 1998
                           (UNAUDITED, IN THOUSANDS)

                                                               THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              --------------------
                                                                1999        1998
                                                              --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $ 22,619    $ 33,948
  Adjustments to reconcile net income to net cash provided
     by (used in) operating activities:
     Depreciation and amortization..........................    15,460      11,602
     Provision for losses on accounts receivable............      (616)      1,694
     Provision for inventory obsolescence...................     1,211         (22)
     Translation and exchange losses, net...................     7,259       5,428
     Deferred income........................................    (4,516)       (390)
     Loss (gain) on sale of assets..........................        (3)        (61)
     Other non-cash losses..................................       988          --
     Deferred income taxes..................................    (3,526)       (163)
     Minority interest......................................    (1,340)      7,785
  Change in assets and liabilities, net of effects of
     acquisitions:
     Accounts and notes receivable..........................   (10,935)    (34,685)
     Inventories............................................     4,337      (9,608)
     Prepaid expenses and other assets......................    (1,145)    (24,000)
     Trade payables and accrued liabilities.................   (27,147)     (9,120)
     Income taxes payable...................................    (2,101)     (2,084)
     Other liabilities......................................     3,183       2,634
                                                              --------    --------
          Net cash provided by (used in) operating
            activities......................................     3,728     (17,042)
                                                              --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures......................................   (12,085)    (19,303)
  Proceeds from sale of assets..............................       129         259
  Increase in restricted cash...............................        (9)         --
  Acquisition of product rights and businesses..............    (1,948)    (44,979)
                                                              --------    --------
          Net cash used in investing activities.............   (13,913)    (64,023)
                                                              --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of long-term debt..................    26,155       1,596
  Payments on long-term debt................................   (27,473)     (3,494)
  Net increase (decrease) in notes payable..................       (39)         66
  Proceeds from exercise of stock options...................     1,332         822
  Proceeds from issuance of stock...........................    27,000       4,299
  Purchase of treasury stock................................    (5,550)         --
  Dividends paid............................................    (4,637)     (3,806)
                                                              --------    --------
          Net cash provided by (used in) financing
            activities......................................    16,788        (517)
                                                              --------    --------
Effect of exchange rate changes on cash and cash
  equivalents...............................................      (677)       (787)
                                                              --------    --------
Net increase (decrease) in cash and cash equivalents........     5,926     (82,369)
Cash and cash equivalents at beginning of period............   104,921     209,896
                                                              --------    --------
Cash and cash equivalents at end of period..................  $110,847    $127,527
                                                              ========    ========

              The accompanying notes are an integral part of these
                  consolidated condensed financial statements.

        MANAGEMENT'S STATEMENT REGARDING UNAUDITED FINANCIAL STATEMENTS


     The consolidated condensed financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles ("GAAP") have been condensed or omitted pursuant to such rules and regulations. The results of operations presented herein are not necessarily indicative of the results to be expected for a full year. Although the Company believes that all adjustments (consisting only of normal, recurring adjustments) necessary for a fair presentation of the interim periods presented are included and that the disclosures are adequate to make the information presented not misleading, these consolidated condensed financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in this Prospectus.

                           ICN PHARMACEUTICALS, INC.



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     Principles of Consolidation: The accompanying consolidated condensed financial statements include the accounts of ICN Pharmaceuticals, Inc. and Subsidiaries (the "Company") and all of its majority-owned subsidiaries. Investments in 20% through 50% owned affiliated companies are included under the equity method where the Company exercises significant influence over operating and financial affairs. Investments in less than 20% owned companies are recorded at the lower of cost or realizable value. All significant intercompany account balances and transactions have been eliminated.

     Effective November 26, 1998, the Company's equity ownership in ICN Yugoslavia was effectively reduced from 75% to 35% based upon a decision by the Yugoslavian Ministry of Economic and Property Transformation. Additionally, representatives of the Company and ICN Yugoslavia's management have been denied access to the premises and any representation as to the management of ICN Yugoslavia. As a result, the Company is no longer able to influence the operating and financial affairs of ICN Yugoslavia. Accordingly, the Company has deconsolidated the financial statements of ICN Yugoslavia as of November 26, 1998, and reduced the carrying value of its investment to fair value, currently estimated to be zero. The Company will account for its ongoing investment in ICN Yugoslavia under the cost method. The Company did not recognize any revenues or expenses related to its investment in ICN Yugoslavia in the quarter ended March 31, 1999.

     Comprehensive Income: The balance of accumulated other comprehensive income at March 31, 1999 and December 31, 1998 consists of accumulated foreign currency translation adjustments. None of the components of other comprehensive income have been recorded net of any tax provision or benefit as the Company does not expect to realize any significant tax benefit or expense from these items.

     Per Share Information: In January 1999, the Company's Board of Directors declared a fourth quarter 1998 cash dividend of $0.06 per share, which was paid in February 1999. In March 1999, the Company's Board of Directors declared a first quarter cash dividend of $0.07 per share, payable on April 28, 1999, to stockholders of record on April 14, 1999.

     Reclassifications: Certain prior year amounts have been reclassified to conform with the current period presentation, with no effect on previously reported net income or stockholders' equity.


2. ACQUISITIONS


     Effective January 1, 1999, the Company acquired 97% ownership of Fuzio-Pharma Rt., a Hungarian distributor of pharmaceutical products with both wholesale distribution and retail pharmacy operations. Aggregate consideration for the acquisition was approximately $2,230,000. The acquisition was accounted for as a purchase and is not material to the financial position or results of operations of the Company.

                           ICN PHARMACEUTICALS, INC.

3. EARNINGS PER SHARE


     The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

                                                              THREE MONTHS ENDED
                                                                  MARCH 31,
                                                              ------------------
                                                               1999       1998
                                                              -------    -------
Income:
  Net income................................................  $22,619    $33,948
  Dividends and accretion on preferred stock................       --        (34)
                                                              -------    -------
  Numerator for basic earnings per share -- income available
     to common stockholders.................................   22,619     33,914
  Effect of dilutive securities:
     Convertible debt.......................................       --        (73)
                                                              -------    -------
  Numerator for diluted earnings per share -- income
     available to common stockholders after assumed
     conversions............................................  $22,619    $33,841
                                                              =======    =======
Shares:
  Denominator for basic earnings per
     share -- weighted-average shares outstanding...........   76,853     71,730
  Effect of dilutive securities:
     Employee stock options.................................    2,711      4,151
     Series D Preferred Stock...............................      616        246
     Convertible debt.......................................       21        776
     Other dilutive securities..............................    1,664         --
                                                              -------    -------
  Dilutive potential common shares..........................    5,012      5,173
                                                              -------    -------
  Denominator for diluted earnings per share -- adjusted
     weighted-average shares and assumed conversions........   81,865     76,903
                                                              =======    =======
Basic earnings per share....................................  $  0.29    $  0.47
                                                              =======    =======
Diluted earnings per share..................................  $  0.28    $  0.44
                                                              =======    =======

     Other dilutive securities represent shares contingently issuable in satisfaction of guarantees made in connection with the issuance of shares for the acquisition of the rights to certain products from SmithKline Beecham plc ("SKB") and from F. Hoffmann -- La Roche Ltd. ("Roche") during 1998. Under the terms of the agreements, in the event that the market value of the Company's common stock at the respective guarantee dates does not meet the specified guarantee prices, the Company will be obligated to satisfy the aggregate guarantee amounts in cash or, in certain circumstances, in additional shares of its common stock. Based upon the market price of the Company's common stock at March 31, 1999, the aggregate guaranteed value of the shares subject to such guarantees exceeds their market value by approximately $38,793,000, and the Company may be required to issue an aggregate of 1,664,000 shares of its common stock to Roche and SKB in satisfaction of the guarantees.

                           ICN PHARMACEUTICALS, INC.

4. DETAIL OF CERTAIN ACCOUNTS



                                                             MARCH 31,    DECEMBER 31,
                                                               1999           1998
                                                             ---------    ------------
                                                                  (IN THOUSANDS)
ACCOUNTS RECEIVABLE, NET:
  Trade accounts receivable................................  $213,237       $209,444
  Other receivables........................................    17,480         19,305
                                                             --------       --------
                                                              230,717        228,749
  Allowance for doubtful accounts..........................   (46,778)       (48,748)
                                                             --------       --------
                                                             $183,939       $180,001
                                                             ========       ========
INVENTORIES, NET:
  Raw materials and supplies...............................  $ 29,986       $ 33,915
  Work-in-process..........................................    13,870         13,372
  Finished goods...........................................    91,046         90,846
                                                             --------       --------
                                                              134,902        138,133
  Allowance for inventory obsolescence.....................   (11,761)       (11,588)
                                                             --------       --------
                                                             $123,141       $126,545
                                                             ========       ========
PROPERTY, PLANT AND EQUIPMENT, NET:
  Property, plant and equipment, at cost...................  $384,297       $385,211
  Accumulated depreciation and amortization................   (59,495)       (57,455)
                                                             --------       --------
                                                             $324,802       $327,756
                                                             ========       ========



5. COMMON STOCK



     In February 1999, the Company sold 1,141,498 shares of its common stock to Schering-Plough Corporation ("Schering-Plough") for $27,000,000. The sale was pursuant to the terms of the Stock Purchase Agreement made between the Company and Schering-Plough in 1995, in connection with the licensing to Schering-Plough of all oral forms of ribavirin for the treatment of chronic hepatitis C ("HCV") in combination with Schering-Plough's alpha interferon. Although the shares are initially unregistered, under the terms of the agreement Schering-Plough is entitled to certain registration rights.


     In March 1999, the Company repurchased 223,967 shares of its common stock for $5,550,000, completing the initial $10,000,000 portion of the Stock Repurchase Program authorized by the Company's Board of Directors in 1998. The Company's Board of Directors has also authorized a long-term stock repurchase program that allows the Company to repurchase up to 3,000,000 shares of its common stock. In executing the repurchase programs, the Company is limited by certain covenants contained in the indentures relating to the Company's Senior Notes. Repurchases under the second program will only be permitted as the Company generates cumulative net income, as provided for in the indentures.


6. COMMITMENTS AND CONTINGENCIES



     Investigations: Pursuant to an Order Directing Private Investigation and Designating Officers to Take Testimony, entitled In the Matter of ICN Pharmaceuticals, Inc., (P-177) (the "Order"), a private investigation is being conducted by the United States Securities and Exchange Commission (the "Commission") with respect to certain matters pertaining to the status and disposition of the 1994 Hepatitis C NDA. As set forth in the Order, the investigation concerns whether, during the period from June 1994 through February 1995, the Company, persons or entities associated with it

                           ICN PHARMACEUTICALS, INC.

and others, in the offer and sale or in connection with the purchase and sale of Company securities, engaged in possible violations of Section 17(a) of the Securities Act of 1933 (the "Securities Act") and Section 10(b) of the Securities and Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 thereunder, by having possibly: (i) made false or misleading statements or omitted material facts with respect to the status and disposition of the 1994 Hepatitis C NDA; (ii) purchased or sold Common Stock while in possession of material, non-public information concerning the status and disposition of the 1994 Hepatitis C NDA; or (iii) conveyed material, non-public information concerning the status and disposition of the 1994 Hepatitis C NDA, to other persons who may have purchased or sold Common Stock. The Company has cooperated and continues to cooperate with the Commission in its investigation. On January 13, 1998, the Company received a letter from the Commission's Philadelphia District Office (the "District Office") stating the District Office's intention to recommend to the Commission that it authorize the institution of a civil action against the Company, Milan Panic, Chairman and Chief Executive Officer of the Company, and a former senior executive of the Company. As set forth in the letter, the District Office sought the authority to commence a civil action to enjoin the Company from future violations of Section 10(b) of the Exchange Act and Rule 10b-5 thereunder and to impose a civil penalty of up to $500,000 on the Company. In regard to Mr. Panic, the District Office sought the authority to commence a civil action: (i) to enjoin Mr. Panic from future violations of
Section 17(a) of the Securities Act, Section 10(b) of the Exchange Act and Rule 10b-5 thereunder; (ii) for disgorgement of approximately $390,000; (iii) for prejudgment interest; (iv) for a civil penalty pursuant to Section 21A of the Exchange Act that cannot exceed three times any amount disgorged; and (v) for an order barring Mr. Panic from serving as an officer or director of a public company pursuant to Section 21 of the Exchange Act. On January 30, 1998 and thereafter, the Company filed submissions with the Commission urging that it reject the District Office's request. On August 27, 1998, the Company's counsel was informed by the District Office that (i) the District Office had withdrawn its request for authorization to commence an enforcement action against Mr. Panic with respect to allegations of illegal insider trading and the remedies of disgorgement, interest, and monetary penalties attendant thereto; and (ii) the Commission had granted the District Office's request for authorization to commence an enforcement action against the Company, Mr. Panic, a senior executive officer, and a former senior executive officer of the Company alleging false or misleading statements or omissions with respect to the status and disposition of the 1994 Hepatitis C NDA, including the remedies of injunctive relief and a civil penalty not to exceed $500,000 against the Company, and injunctive relief and a director and officer bar against Mr. Panic.



     The Company has received subpoenas from a Grand Jury in the United States District Court, Central District of California requesting the production of documents covering a broad range of matters over various time periods. The Company understands that the Company, Mr. Panic, two current senior executive officers, a former senior officer, and a current employee of the Company are targets of the investigation. The Company also understands that a senior executive officer, a former officer, a current employee, and a former employee are subjects of the investigation. The United States Attorney's office has advised counsel for the Company that the areas of its investigation include disclosures made and not made concerning the 1994 Hepatitis C NDA to the public and other third parties; stock sales for the benefit of Mr. Panic following receipt on November 28, 1994 of a letter from the FDA informing the Company that the 1994 Hepatitis C NDA had been found not approvable; possible violations of the economic embargo imposed by the United States upon the Federal Republic of Yugoslavia, based upon alleged sales by the Company and Mr. Panic of stock belonging to Company employees; and, with respect to Mr. Panic, personal disposition of assets of entities associated with Yugoslavia, including possible misstatements and/or omissions in federal tax filings. The Company has and continues to cooperate in the Grand Jury investigation. A number of current and former employees of the Company have been

                           ICN PHARMACEUTICALS, INC.

interviewed by the government in connection with the investigation. The United States Attorney's office has issued subpoenas requiring various current and former officers and employees of the Company to testify before the Grand Jury. Certain current and former employees testified before the Grand Jury beginning in July 1998.

     On or about February 9, 1999, the Company commenced an action in the United States District Court of the District of Columbia against the Federal Republic of Yugoslavia ("FRY"), the Republic of Serbia (the "Republic"), and the State Health Fund of Serbia (the "State Fund") seeking damages in the amount of at least $500,000,000 and declaratory relief arising out of the FRY's recent seizure of the Company's majority ownership interest in ICN Yugoslavia and the failure of the State Fund to pay ICN Yugoslavia for goods sold and delivered. On or about March 9, 1999, the State Fund commenced an arbitration against the Company before the International Chamber of Commerce (the "ICC") for unquantified damages due to alleged breaches of the agreement pursuant to which the Company acquired its majority ownership interest in ICN Yugoslavia, and for unspecified injunctive relief. The Company, in turn, counterclaimed against the Health Fund, and commenced an arbitration against the FRY and the Republic in the ICC arising out of the seizure of ICN Yugoslavia and the failure to pay for goods sold and delivered, seeking damages and other relief. The Company intends to prosecute vigorously its claims against the FRY, the Republic, and the Health Fund, and to defend against the State Fund's claims against the Company, which the Company believes to be meritless and filed solely as a response to the Company's earlier-filed action in the United States District Court.

     The Company is party to other pending lawsuits or subject to a number of threatened lawsuits. While the ultimate outcome of pending and threatened lawsuits and the Commission and Grand Jury investigations cannot be predicted with certainty, and an unfavorable outcome could have a material adverse effect on the Company, at this time in the opinion of management, the ultimate resolution of these matters will not have a material effect on the Company's consolidated financial position, results of operations or liquidity.

                           ICN PHARMACEUTICALS, INC.

7. BUSINESS SEGMENTS


     The following table sets forth the amounts of segment revenues and operating income of the Company for the three months ended March 31, 1999 and 1998 (in thousands):

                                                   REVENUES         OPERATING INCOME
                                              -------------------   -----------------
                                                1999       1998      1999      1998
                                              --------   --------   -------   -------
Pharmaceuticals
  North America.............................  $ 54,256   $ 33,560   $37,927   $15,739
  Western Europe............................    22,341     14,198     4,558     3,848
  Latin America.............................    22,611     18,692     7,796     5,092
  Russia....................................    23,008     52,628    (2,449)    6,942
  Yugoslavia................................        --     73,164        --    25,683
  Other Eastern Europe......................    23,932     22,182       533     4,682
  Asia, Africa, Australia...................    13,940      9,880     4,059     2,315
                                              --------   --------   -------   -------
Total Pharmaceuticals.......................   160,088    224,304    52,424    64,301
Biomedicals.................................    15,986     16,492     2,088     2,040
                                              --------   --------   -------   -------
Consolidated revenues and segment operating
  income....................................  $176,074   $240,796    54,512    66,341
                                              ========   ========
Corporate expenses..........................                          9,738    14,155
Interest income.............................                         (1,644)   (4,973)
Interest expense............................                         13,100     6,614
Translation and exchange losses, net........                          7,259     5,428
                                                                    -------   -------
Income before income taxes and minority
  interest..................................                        $26,059   $45,117
                                                                    =======   =======

     The following table sets forth the segment total assets of the Company as of March 31, 1999 and December 31, 1998 (in thousands):

                                                             ASSETS
                                                   --------------------------
                                                   MARCH 31,     DECEMBER 31,
                                                      1999           1998
                                                   ----------    ------------
Pharmaceuticals
  North America..................................  $  500,541     $  520,017
  Western Europe.................................      41,698         34,816
  Latin America..................................      71,566         66,486
  Russia.........................................     152,004        155,368
  Other Eastern Europe...........................     185,190        190,675
  Asia, Africa, Australia........................      82,416         79,274
                                                   ----------     ----------
          Total Pharmaceuticals..................   1,033,415      1,046,636
Biomedicals......................................      71,833         76,671
Corporate........................................     249,869        233,089
                                                   ----------     ----------
                                                   $1,355,117     $1,356,396
                                                   ==========     ==========

                           ICN PHARMACEUTICALS, INC.

8. ICN RUSSIA

     The Company's Russian operations consist of five pharmaceutical factories and related distribution operations. In addition, the Company operates 28 retail pharmacies in Russia. The Company's Russian operations represented 13% and 22% of the Company's total revenues for the three months ended March 31, 1999 and 1998, respectively.

     The Company's Russian operations have been adversely affected by the recent economic events in the region. In August 1998, the Russian Central Bank became unable to support the value of the ruble and by the end of 1998, the value of the ruble had fallen from its mid-August level of approximately 6.3 rubles to $1 to approximately 20.7 rubles to $1. In 1999, the value of the ruble has continued to fall in relation to the dollar and as of March 31, 1999 the exchange rate was approximately 24.2 rubles to $1, a decline of more than 75% from the ruble's March 1998 level. As a result of the continued decline in the ruble exchange rate, the Company recorded foreign exchange losses of $4,742,000 related to its Russian operations during the quarter ended March 31, 1999.


     Foreign exchange risk: ICN Russia operates in a highly inflationary economy and uses the dollar as the functional currency rather than the Russian ruble. During the three year period ended December 31, 1998, the cumulative rate of inflation was approximately 180%. All foreign exchange gains and losses arising from foreign currency transactions and translation are included in income. As of March 31, 1999, ICN Russia had a net monetary asset position of approximately $11,814,000 which would be subject to foreign exchange loss if a further decline in the value of the ruble in relation to the United States dollar were to occur.


     Credit Risk: The Company believes that the economic crisis in Russia has adversely affected the pharmaceutical industry in the region. Many Russian companies, including many of the Company's customers, continue to experience severe liquidity shortages as rubles are in short supply, and as Russian companies' hard-currency assets remain frozen in Russian banks. This liquidity crisis has diminished many Russian companies' ability to pay their debts, and is likely to lead to a number of business failures in the region.

9. SUPPLEMENTAL CASH FLOW INFORMATION

     In March 1998, the Company announced the redemption of its Bio Capital Holdings 5 1/2% Swiss Franc Exchangeable Certificates (the "New Certificates") and during the first quarter of 1998 SFr 14,390,000 principal amount of the New Certificates were exchanged for an aggregate of approximately 306,000 shares of the Company's common stock. Upon the exchange of the New Certificates, marketable securities held in trust for the payment of the New Certificates, having a market value of approximately $11,937,000 at March 31, 1998, became available to the Company. The exchange increased stockholders' equity by $13,734,000 and reduced long-term debt and accrued interest by $1,797,000.

     Cash paid for income taxes for the three months ended March 31, 1999 and 1998 was $3,380,000 and $4,518,000, respectively. Cash paid for interest, net of amounts capitalized, for the three months ended March 31, 1999 and 1998 was $14,301,000 and $13,807,000 respectively.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
  Stockholders of ICN Pharmaceuticals, Inc.:

     In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of ICN Pharmaceuticals, Inc. (a Delaware corporation) and Subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed in Notes 2 and 14, effective November 26, 1998, the Company changed the method of accounting for ICN Yugoslavia, a previously consolidated subsidiary, and reduced the carrying value of the investment to its fair value.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Newport Beach, California
March 4, 1999

                           ICN PHARMACEUTICALS, INC.

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                     ASSETS



                                                                 1998          1997
                                                              ----------    ----------
Current Assets:
  Cash and cash equivalents.................................  $  104,921    $  209,896
  Restricted cash...........................................      15,558           549
  Accounts receivable, net..................................     180,001       260,495
  Notes receivable, net.....................................          --       145,431
  Inventories, net..........................................     126,545       146,988
  Prepaid expenses and other current assets.................      13,723        23,392
                                                              ----------    ----------
          Total current assets..............................     440,748       786,751
Property, plant and equipment, net..........................     327,756       360,713
Deferred income taxes, net..................................      77,933        69,710
Other assets................................................      45,706        47,978
Goodwill and intangibles, net...............................     464,253       226,593
                                                              ----------    ----------
                                                              $1,356,396    $1,491,745
                                                              ==========    ==========

                         LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Trade payables............................................  $   92,287    $   96,437
  Accrued liabilities.......................................      60,644        67,883
  Notes payable.............................................      17,584        13,759
  Current portion of long-term debt.........................      28,097        19,359
  Income taxes payable......................................       5,142         3,707
                                                              ----------    ----------
          Total current liabilities.........................     203,754       201,145
Long-term debt, less current portion........................     510,808       315,088
Deferred license and royalty income.........................       6,061        12,449
Other liabilities...........................................      22,160        24,658
Minority interest...........................................      27,449       142,077

Commitments and contingencies

Stockholders' Equity:
Preferred stock, $0.01 par value; 10,000 shares authorized;
  -0- and 2 shares Series B and 1 and -0- shares Series D
  issued and outstanding at December 31, 1998 and 1997,
  respectively ($22,988 liquidation preference at December
  31, 1998).................................................           1             1
Common stock, $0.01 par value; 200,000 shares authorized;
  76,411 (1998) and 71,432 (1997) shares issued and
  outstanding (after deducting shares in treasury of 200 and
  482, respectively)........................................         764           714
Additional capital..........................................     928,956       766,868
Retained earnings (deficit).................................    (295,211)       70,129
Accumulated other comprehensive income......................     (48,346)      (41,384)
                                                              ----------    ----------
          Total stockholders' equity........................     586,164       796,328
                                                              ----------    ----------
                                                              $1,356,396    $1,491,745
                                                              ==========    ==========


 The accompanying notes are an integral part of these consolidated statements.

                           ICN PHARMACEUTICALS, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                            1998         1997        1996
                                                         ----------    --------    --------
Revenues:
  Product sales........................................  $  800,639    $752,202    $614,080
  Royalties............................................      37,425          --          --
                                                         ----------    --------    --------
          Total revenues...............................     838,064     752,202     614,080
Costs and expenses:
  Cost of product sales................................     353,600     351,978     291,807
  Selling, general and administrative expenses.........     312,377     256,234     192,441
  Research and development costs.......................      20,835      18,692      15,719
  Eastern European charges.............................     440,820          --          --
                                                         ----------    --------    --------
          Total expenses...............................   1,127,632     626,904     499,967
                                                         ----------    --------    --------
          Income (loss) from operations................    (289,568)    125,298     114,113
Translation and exchange losses, net...................      80,501      12,790       2,282
Interest income........................................     (13,057)    (15,912)     (3,001)
Interest expense.......................................      38,069      22,849      15,780
                                                         ----------    --------    --------
  Income (loss) before income taxes and minority
     interest..........................................    (395,081)    105,571      99,052
Provision (benefit) for income taxes...................       1,983     (27,736)     (6,815)
Minority interest......................................     (44,990)     19,383      18,939
                                                         ----------    --------    --------
  Net income (loss)....................................  $ (352,074)   $113,924    $ 86,928
                                                         ==========    ========    ========
  Basic earnings (loss) per share......................  $    (4.78)   $   1.93    $   1.75
                                                         ==========    ========    ========
  Shares used in per share computation.................      73,637      55,965      48,341
                                                         ==========    ========    ========
  Diluted earnings (loss) per share....................  $    (4.78)   $   1.69    $   1.51
                                                         ==========    ========    ========
  Shares used in per share computation.................      73,637      69,650      60,197
                                                         ==========    ========    ========

 The accompanying notes are an integral part of these consolidated statements.

                           ICN PHARMACEUTICALS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                        ACCUMULATED
                                          PREFERRED STOCK    COMMON STOCK                  RETAINED        OTHER
                                          ---------------   ---------------   ADDITIONAL   EARNINGS    COMPREHENSIVE
                                          SHARES   AMOUNT   SHARES   AMOUNT    CAPITAL     (DEFICIT)      INCOME         TOTAL
                                          ------   ------   ------   ------   ----------   ---------   -------------   ---------
BALANCE AT DECEMBER 31, 1995............    --       $--    45,630    $456     $289,954    $(105,844)    $(22,394)     $ 162,172
Comprehensive income:
  Net income............................    --       --         --      --           --       86,928           --         86,928
  Foreign currency translation
    adjustments.........................    --       --         --      --           --           --       (4,623)        (4,623)
  Net unrealized gain on marketable
    securities..........................    --       --         --      --           --           --         (230)          (230)
                                                                                                                       ---------
        Total comprehensive income......                                                                                  82,075
Exercise of stock options...............    --       --      1,302      13       10,154           --           --         10,167
Issuance of preferred stock.............    50        1         --      --       47,391           --           --         47,392
Issuance of common stock in connection
  with acquisitions.....................    --       --        536       5        6,840           --           --          6,845
Issuance of common stock................    --       --      1,068      11       12,087           --           --         12,098
Tax benefit of stock options
  exercised.............................    --       --         --      --        1,600           --           --          1,600
Cash dividends..........................    --       --         --      --           --       (6,999)          --         (6,999)
                                           ---       --     ------    ----     --------    ---------     --------      ---------
BALANCE AT DECEMBER 31, 1996............    50        1     48,536     485      368,026      (25,915)     (27,247)       315,350
Comprehensive income:
  Net income............................    --       --         --      --           --      113,924           --        113,924
  Foreign currency translation
    adjustments.........................    --       --         --      --           --           --      (14,137)       (14,137)
                                                                                                                       ---------
        Total comprehensive income......                                                                                  99,787
Exercise of stock options...............    --       --      1,863      19       20,479           --           --         20,498
Expiration of put option................    --       --      1,598      16       24,614         (533)          --         24,097
Issuance of common stock:
  In connection with acquisitions.......     2       --      2,454      24      180,685           --           --        180,709
  Conversion of debt....................    --       --     10,052     101      161,258           --           --        161,359
  In settlement of litigation...........    --       --        812       8        9,992           --           --         10,000
Conversion of preferred shares..........   (50)      --      5,797      58          (58)          --           --             --
Cash dividends..........................    --       --         --      --           --      (15,472)          --        (15,472)
Stock dividends on preferred stock......    --       --        320       3        1,872       (1,875)          --             --
                                           ---       --     ------    ----     --------    ---------     --------      ---------
BALANCE AT DECEMBER 31, 1997............     2        1     71,432     714      766,868       70,129      (41,384)       796,328
Comprehensive income:
  Net loss..............................    --       --         --      --           --     (352,074)          --       (352,074)
  Foreign currency translation
    adjustments.........................    --       --         --      --           --           --       (6,962)        (6,962)
                                                                                                                       ---------
        Total comprehensive income......                                                                                (359,036)
Exercise of stock options...............    --       --        634       6        6,777           --           --          6,783
Stock compensation......................    --       --        319       3        5,304           --           --          5,307
Issuance of preferred stock.............     1       --         --      --       23,000           --           --         23,000
Issuance of common stock:
  In connection with acquisitions.......    --       --      2,884      29       93,530           --           --         93,559
  Conversion of debt....................    --       --        802       8       25,329           --           --         25,337
Issuance of treasury stock..............    --       --        482       5       12,528           --           --         12,533
Purchase of treasury stock..............    --       --       (200)     (2)      (4,448)          --           --         (4,450)
Conversion of preferred shares..........    (2)      --         57       1           (1)          --           --             --
Cash dividends..........................    --       --         --      --           --      (13,197)          --        (13,197)
Stock dividends on preferred stock......    --       --          1      --           69          (69)          --             --
                                           ---       --     ------    ----     --------    ---------     --------      ---------
BALANCE AT DECEMBER 31, 1998............     1       $1     76,411    $764     $928,956    $(295,211)    $(48,346)     $ 586,164
                                           ===       ==     ======    ====     ========    =========     ========      =========

 The accompanying notes are an integral part of these consolidated statements.

                           ICN PHARMACEUTICALS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                                 (IN THOUSANDS)

                                                             1998        1997        1996
                                                           ---------   ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)......................................  $(352,074)  $ 113,924   $  86,928
  Adjustments to reconcile net income (loss) to net cash
     provided by (used in) operating activities:
  Depreciation and amortization..........................     51,096      28,753      17,936
  Eastern European charges...............................    451,019          --          --
  Provision for losses on accounts receivable............      7,559       4,021       4,345
  Provision for inventory obsolescence...................        602       3,342         106
  Translation and exchange losses, net...................     80,501      12,790       2,282
  Deferred income........................................     (6,112)     (5,072)     (1,644)
  Loss (gain) on sale of assets..........................        100      (1,184)        982
  Deferred income taxes..................................     (8,223)    (35,376)        358
  Other non-cash gains...................................      3,314      (2,047)       (387)
  Minority interest......................................    (44,990)     19,383      18,939
  Change in assets and liabilities, net of effects of
     acquisitions:
       Accounts and notes receivable.....................   (160,345)   (154,433)   (181,726)
       Inventories.......................................    (29,075)     (6,227)     43,306
       Prepaid expenses and other assets.................    (22,290)      3,936     (11,618)
       Trade payables and accrued liabilities............     38,912      30,665      13,683
       Income taxes payable..............................      2,555       1,679      (7,885)
       Other liabilities.................................     (2,925)     (4,839)    (11,153)
                                                           ---------   ---------   ---------
          Net cash provided by (used in) operating
            activities...................................      9,624       9,315     (25,548)
                                                           ---------   ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of marketable securities............     22,958      40,826      27,663
  Proceeds from sale of assets...........................      1,202       3,051       6,954
  (Increase) decrease in restricted cash.................    (15,009)          3          --
  Cash acquired in connection with acquisitions..........      1,111       1,250         859
  Capital expenditures...................................   (110,281)   (100,397)    (26,216)
  Acquisition of license rights, product lines and
     businesses..........................................   (172,926)    (44,829)    (51,222)
  Loss of Yugoslavian operations.........................    (22,101)         --          --
                                                           ---------   ---------   ---------
          Net cash used in investing activities..........   (295,046)   (100,096)    (41,962)
                                                           ---------   ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of long-term debt...............    225,082     284,051      20,975
  Proceeds from exercise of stock options................      6,783      20,498      10,167
  Proceeds from issuance of preferred stock..............         --          --      47,392
  Proceeds from issuance of common stock.................      4,299          --      32,842
  Proceeds from issuance of stock put right..............         --       1,707       3,195
  Net decrease in notes payable..........................     (1,245)    (14,395)    (10,908)
  Payments on long-term debt.............................    (27,381)    (17,555)    (13,984)
  Dividends paid.........................................    (17,069)    (11,631)     (6,999)
  Purchase of treasury stock.............................     (4,450)         --          --
                                                           ---------   ---------   ---------
          Net cash provided by financing activities......    186,019     262,675      82,680
                                                           ---------   ---------   ---------
Effect of exchange rate changes on cash and cash
  equivalents............................................     (5,572)     (1,364)        102
                                                           ---------   ---------   ---------
Net increase (decrease) in cash and cash equivalents.....   (104,975)    170,530      15,272
Cash and cash equivalents at beginning of year...........    209,896      39,366      24,094
                                                           ---------   ---------   ---------
Cash and cash equivalents at end of year.................  $ 104,921   $ 209,896   $  39,366
                                                           =========   =========   =========

 The accompanying notes are an integral part of these consolidated statements.

                           ICN PHARMACEUTICALS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BACKGROUND

     ICN Pharmaceuticals, Inc. and Subsidiaries ("the Company") was formed in November 1994, as a result of the merger of ICN Pharmaceuticals, Inc., SPI Pharmaceuticals, Inc., Viratek, Inc. and ICN Biomedicals, Inc. ("Biomedicals") (collectively, the "Predecessor Companies"), in a transaction accounted for using the purchase method of accounting (the "Merger"). The Company is a multinational pharmaceutical company that develops, manufactures, distributes and sells pharmaceutical, research, and diagnostic products and provides radiation monitoring services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation: The accompanying consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. Investments in 20% through 50% owned affiliated companies are included under the equity method where the Company exercises significant influence over operating and financial affairs. Investments in less than 20% owned companies are recorded at the lower of cost or realizable value. The accompanying consolidated financial statements reflect the elimination of all significant intercompany account balances and transactions.

     Effective November 26, 1998, the Company's equity ownership for ICN Yugoslavia was effectively reduced from 75% to 35% based upon a decision by the Yugoslavian Ministry of Economic and Property Transformation. Additionally, representatives of the Company and ICN Yugoslavia's management have been denied access to the premises and any representation as to the management of ICN Yugoslavia. As a result, the Company is no longer able to influence the operating and financial affairs of ICN Yugoslavia. Accordingly, the Company has deconsolidated the financial statements of ICN Yugoslavia as of November 26, 1998, and reduced the carrying value of its investment to fair value, currently estimated to be zero. The Company will account for its ongoing investment in ICN Yugoslavia under the cost method. See Note 14.

     Cash and Cash Equivalents: Cash equivalents include repurchase agreements, certificates of deposit, money market funds, and municipal debt securities which have maturities of three months or less. For purposes of the consolidated statements of cash flows, the Company considers highly-liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. The carrying amount of these assets approximates fair value due to the short-term maturity of these instruments. At December 31, 1998 and 1997, cash equivalents totaled $77,241,000 and $194,026,000, respectively.

     Marketable Securities: The Company classifies its investments as available for sale. Changes in market values are reflected as unrealized gains and losses, calculated on the specific identification method, in stockholders' equity. In 1998, upon the exchange and redemption of the Company's Bio Capital Holdings
5 1/2% Swiss Franc Exchangeable Certificates (the "New Certificates"), marketable securities previously held in trust for the payment of the New Certificates became available to the Company and were sold, resulting in a gain of $1,993,000. In addition, during 1996, the Company sold certain corporate bond securities, resulting in a realized gain of $289,000.

     Inventories: Inventories, which include material, direct labor and factory overhead, are stated at the lower of cost or market. Cost is determined on a first-in, first-out ("FIFO") basis.

     Property, Plant and Equipment: Property, plant and equipment is stated at cost. The Company primarily uses the straight-line method for depreciating property, plant and equipment over their estimated useful lives. Buildings and related improvements are depreciated from 7 - 50 years, machinery and equipment from 3 - 30 years, furniture and fixtures from 3 - 15 years and leasehold

                           ICN PHARMACEUTICALS, INC.

improvements and capital leases are amortized over their useful lives, limited to the life of the related lease.

     The Company follows the policy of capitalizing expenditures that materially increase the lives of the related assets and charges maintenance and repairs to expense. Upon sale or retirement, the costs and related accumulated depreciation or amortization are eliminated from the respective accounts and the resulting gain or loss is included in income.

     The Company capitalizes interest on borrowed funds during construction periods as part of the cost of the related asset.

     Goodwill and Intangibles: The difference between the purchase price and the fair value of net assets acquired at the date of acquisition is included in the accompanying consolidated balance sheets as goodwill and intangibles. Intangible assets also include acquired product rights. Goodwill and intangibles amortization periods range from 5 to 20 years depending upon the nature of the business or products acquired. The Company periodically evaluates the carrying value of goodwill and intangibles including the related amortization periods. The Company determines whether there has been impairment by comparing the anticipated undiscounted future operating income of the acquired entity or product line with the carrying value of the goodwill. Based on its review, the Company does not believe that any impairment of its goodwill and intangibles has occurred.

     As of December 31, 1998 and 1997, goodwill and intangibles included the following:

                                                         1998        1997
                                                       --------    --------
                                                          (IN THOUSANDS)
Goodwill.............................................  $ 69,741    $ 57,215
Acquired product rights..............................   423,813     183,209
Other intangible assets..............................    11,811       7,750
                                                       --------    --------
                                                        505,365     248,174
Accumulated amortization.............................   (41,112)    (21,581)
                                                       --------    --------
                                                       $464,253    $226,593
                                                       ========    ========

     Notes Payable: The Company classifies various borrowings with initial terms of one year or less as notes payable. The weighted average interest rate on short-term borrowings outstanding at December 31, 1998 and 1997 was approximately 8% and 18%, respectively.

     Revenue Recognition: Revenues and related cost of product sales are recorded at the time of shipment or as services are performed, provided that collection of the revenue is reasonably assured.

     Foreign Currency Translation: The assets and liabilities of the Company's foreign operations, except those in highly inflationary economies, are translated at end of period exchange rates. Revenues and expenses are translated at the average exchange rates prevailing during the period. The effects of unrealized exchange rate fluctuations on translating foreign currency assets and liabilities into U.S. dollars are accumulated in stockholders' equity. The monetary assets and liabilities of foreign subsidiaries in highly inflationary economies are remeasured into U.S. dollars at end of period exchange rates and non-monetary assets and liabilities at historical exchange rates. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, Foreign Currency Translation, the Company has included in earnings all foreign exchange gains and losses arising from foreign currency transactions and the effects of foreign exchange rate fluctuations on subsidiaries operating in highly inflationary economies. Recorded losses from foreign exchange translation and transactions were $80,501,000, $12,790,000, and $2,282,000 for 1998, 1997 and
1996, respectively.

                           ICN PHARMACEUTICALS, INC.

     Income Taxes: Income taxes are calculated in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequence of events that have been recognized in the Company's financial statements or tax returns. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount expected to be realized. In estimating future tax consequences, SFAS No. 109 generally considers all expected future events other than an enactment of changes in tax laws or rates.

     Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

     Comprehensive Income: In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, Reporting Comprehensive Income, which established standards for the reporting and display of comprehensive income. The Company has adopted SFAS No. 130 effective January 1, 1998. Comprehensive income includes such items as foreign currency translation adjustments and unrealized holding gains and losses on available-for-sale securities. These amounts are presented as a component of stockholders' equity, consistent with the Company's previous practice. SFAS No. 130 does not affect current principles of measurement of revenues and expenses and accordingly the adoption of SFAS No. 130 had no effect on the Company's results of operations or financial position.

     The balance of accumulated other comprehensive income at December 31, 1998 and 1997 consists of accumulated foreign currency translation adjustments. None of the components of other comprehensive income have been recorded net of any tax provision or benefit as the Company does not expect to realize any significant tax benefit or expense from these items.

     Per Share Information: In 1997, the FASB issued SFAS No. 128, Earnings Per Share. Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of shares outstanding. In computing diluted earnings per share, the weighted average number of shares outstanding is adjusted to reflect the effect of potentially dilutive securities including options, warrants, and convertible debt or preferred stock, and income available to common stockholders is adjusted to reflect any changes in income or loss that would result from the issuance of the dilutive common shares. The Company adopted SFAS No. 128 in 1997, and earnings per share amounts for all periods prior to 1997 were restated to comply with its requirements.

     The Company's Board of Directors declared a quarterly cash dividend or distribution of $0.06 per share for each fiscal quarter of 1998 (including the fourth quarter 1998 distribution declared in January 1999). During 1997, the Company's Board of Directors declared quarterly cash distributions and dividends for each quarter, totaling $0.21 per share. During 1996, the Company's Board of Directors declared quarterly cash distributions for the first, second and third quarters totaling $0.15 per share. For the fourth quarter of 1996, the Company's Board of Directors declared a cash distribution of $0.05 per share in January 1997.

     Stock-Based Compensation: The Company has adopted the disclosure only provisions of SFAS No. 123 for stock options issued to employees. Compensation cost for stock-based compensation issued to employees has been measured using the intrinsic value method provided by Accounting Principles Board No. 25.

                           ICN PHARMACEUTICALS, INC.

     Reclassifications: Certain prior year items have been reclassified to conform with the current year presentation, with no effect on previously reported net income or stockholders' equity.

3. ACQUISITIONS

     Acquired Product Rights -- In February 1998, the Company acquired from SmithKline Beecham plc ("SKB") the Asian, Australian and African rights to 39 prescription and over-the-counter pharmaceutical products. The Company received the product rights in exchange for $45,500,000 payable in a combination of $22,500,000 in cash and 821 shares of the Company's Series D Convertible Preferred Stock (see Note 10). Effective October 1, 1998, the Company acquired from SKB the Latin American rights to three ethical pharmaceutical products for $3,500,000 in cash.

     In November 1998, the Company completed the acquisition of the worldwide rights (except India) to four products from F. Hoffmann-La Roche Ltd. ("Roche"). Aggregate consideration for the products was $178,800,000, paid in a combination of $89,400,000 cash and 2,883,871 shares of the Company's common stock, valued at $89,400,000 (based on the initial guarantee price of $31.00 per share). See
Note 11.

     In March 1998, the Company acquired the rights to a portfolio of 32 dermatology products from Laboratorio Pablo Cassara ("Cassara") for $22,450,000 in cash. The Company will market the products through its subsidiary, ICN Argentina.

     The acquisitions of the product rights from SKB, Roche, and Cassara will be accounted for using the purchase method of accounting, with the purchase price being allocated to acquired product rights included in goodwill and intangibles and amortized on a straight-line basis over 18 years. The amortization period was determined based upon analysis and valuations which considered the relative profitability and growth prospects of the acquired products rights, the distribution networks and the recognizable trade names.

     Vyzkumny Ustav Antibiotic a Biotransformacii -- In July 1998, the Company acquired Vyzkumny Ustav Antibiotic a Biotransformacii ("VUAB"), a pharmaceutical manufacturing and research facility located in a suburb of Prague, Czech Republic, for $17,942,000 in cash. VUAB produces and sells pharmaceutical products in finished forms, principally injectable antibiotics and infusion solutions, and pharmaceutical raw materials. The acquisition was accounted for as a purchase and is not material to the financial position or results of operations of the Company. Goodwill of $1,328,000 was recorded in connection with the acquisition and is being amortized over a 20 year estimated useful life.

     Other acquisitions -- During 1998, the Company acquired a 57% interest in Pharmsnabsbyt, a distributor of pharmaceutical products in St. Petersburg, Russia. Pharmsnabsbyt distributes a variety of pharmaceutical products within Russia, including many of those produced by the Company's Russian factories. The Company also acquired a portion of the minority interests in five of its existing Eastern European operations for an aggregate of $6,489,000 in cash. The book value of the minority interests acquired exceeded the consideration paid by an aggregate of $8,983,000, resulting in a reduction of the carrying value of the related goodwill or acquired property and equipment.

                           ICN PHARMACEUTICALS, INC.

     The following table presents unaudited consolidated pro forma financial information for the twelve months ended December 31, 1998 and 1997, as though the acquisitions made in 1998 had occurred on January 1, 1997 (in thousands, except per share data):

                                                           YEAR ENDED
                                                          DECEMBER 31,
                                                      ---------------------
                                                        1998         1997
                                                      ---------    --------
                                                           (UNAUDITED)
Revenues............................................  $ 901,980    $892,296
Income (loss) before provision for income taxes and
  minority interest.................................   (375,084)    143,552
Net income (loss)...................................   (339,720)    137,685
Basic earnings (loss) per share.....................  $   (4.48)   $   2.24

     The unaudited pro forma financial information is presented for information purposes only and is not necessarily indicative of the operating results that would have occurred had the acquisitions taken place on January 1, 1997. In addition, the pro forma results are not intended to be a projection of the future results and do not reflect any synergies that might be achieved from the combined operations.

     All acquisitions have been accounted for as purchases; operations of the companies and businesses acquired have been included in the accompanying consolidated financial statements from their respective dates of acquisition. The excess of the purchase price over the fair value of net assets acquired is included in goodwill and intangibles and is being amortized on a straight-line basis over 10 to 20 years based upon the nature of the business or products acquired.

     The Company has allocated the purchase price first to the identifiable assets acquired (based upon estimated fair values) and the liabilities assumed (at estimated present values). A summary of the purchase price allocation of the 1998 acquisitions is as follows (in thousands):

Current assets (excluding cash of $1,111)................  $  2,476
Property, plant and equipment............................    21,163
Other non-current assets.................................     8,972
Acquired product rights..................................   244,106
Goodwill.................................................    13,844
Current liabilities......................................   (11,374)
Long-term liabilities....................................    (1,461)
                                                           --------
          Total purchase price...........................  $277,726
                                                           ========

4. RELATED PARTY TRANSACTIONS

     In June 1996, the Company made a short-term loan to the Chairman and CEO in the amount of $3,500,000 for certain personal obligations. During August 1996, this amount was repaid to the Company. In connection with this transaction, the Company guaranteed $3,600,000 of debt of the Chairman with a third party bank. In addition to the guarantee, the Company deposited $3,600,000 with this bank as collateral to the Chairman's debt. This deposit is recorded as a long-term asset on the consolidated balance sheet. The Chairman has provided collateral to the Company's guarantee in the form of a right to the proceeds of the exercise of options to acquire 150,000 shares with an exercise price of $15.17 and the rights to a $4,000,000 life insurance policy provided by the Company. In the event of any default on the debt to the bank, the Company has recourse that is limited to the collateral described above. Both the transaction and the sufficiency of the collateral for

                           ICN PHARMACEUTICALS, INC.

the guarantee were approved by the Board of Directors. In 1997, the Company made a short-term advance of $327,000 to the Chairman and CEO, which was repaid, with interest, in 1997.

5. CONCENTRATIONS OF CREDIT RISK

     The Company is exposed to concentrations of credit risk related to its cash deposits and marketable securities. The Company places its cash and cash equivalents with respected financial institutions and limits the amount of credit exposure to any one financial institution. At December 31, 1998 and 1997, the Company's cash and cash equivalents and restricted cash include $109,000,000 and $178,536,000, respectively, held in time deposits, money market funds, and municipal debt securities through seven major financial institutions.

6. INCOME TAXES

     Pretax income (loss) from continuing operations before minority interest for each of the years ended December 31, consists of the following (in thousands):

                                            1998         1997       1996
                                          ---------    --------    -------
Domestic................................  $(252,597)   $(21,886)   $ 5,039
Foreign.................................   (142,484)    127,457     94,013
                                          ---------    --------    -------
                                          $(395,081)   $105,571    $99,052
                                          =========    ========    =======

     The income tax (benefit) provision for each of the years ended December 31, consists of the following (in thousands):

                                              1998        1997       1996
                                            --------    --------    -------
Current
  Federal.................................  $     --    $     --    $(9,469)
  State...................................       640         200         68
  Foreign.................................     9,566       7,440      2,228
                                            --------    --------    -------
                                              10,206       7,640     (7,173)
Deferred
  Federal.................................   (11,409)    (31,375)        --
  Foreign.................................     3,186      (4,001)       358
                                            --------    --------    -------
                                              (8,223)    (35,376)       358
                                            --------    --------    -------
                                            $  1,983    $(27,736)   $(6,815)
                                            ========    ========    =======

     The current federal tax provision has not been reduced for the tax benefit associated with the exercise of employee stock options of $-0-, $-0-, and $1,600,000 in 1998, 1997 and 1996, respectively, which were credited directly to additional capital.

                           ICN PHARMACEUTICALS, INC.

     The primary components of the Company's net deferred tax asset at December 31, 1998 and 1997 are as follows (in thousands):

                                                         1998        1997
                                                       --------    --------
Deferred tax assets:
  NOL carryforward...................................  $100,840    $ 78,356
  Inventory and other reserves.......................    14,514       6,605
  Tax credit carryover...............................       947       1,226
  Capital loss carryforward..........................    18,988          --
  Deferred income....................................     1,989       4,415
  Long-term debt.....................................        --       4,984
  Other..............................................     3,685         781
  Valuation allowance................................   (55,938)    (23,077)
                                                       --------    --------
  Total deferred tax asset...........................    85,025      73,290
                                                       --------    --------
Deferred tax liabilities:
  Property, plant and equipment......................      (168)       (196)
  Inventory..........................................    (1,770)     (1,770)
  Other..............................................    (5,154)     (1,614)
                                                       --------    --------
  Total deferred tax liability.......................    (7,092)     (3,580)
                                                       --------    --------
  Net deferred tax asset.............................  $ 77,933    $ 69,710
                                                       ========    ========

     In connection with the Merger, the Company acquired approximately $226,000,000 of net operating loss carryforwards ("NOLs"). Included in the total acquired NOLs were $191,000,000 of domestic NOLs and $35,000,000 of foreign NOLs. Internal Revenue Service Code Section 382 imposes an annual limitation on the availability of NOLs that can be used to reduce taxable income after certain substantial ownership changes of a corporation. Consequently, the Company's annual limitation on utilization of the acquired domestic NOLs is approximately $33,000,000 per year.

     In 1998 and 1997, the provision for income taxes reflects a deferred tax benefit of $8,223,000 and $35,376,000, respectively, resulting from the recognition of certain deferred tax assets and the reduction of the related valuation allowance. During 1998 and 1997, the Company acquired certain product rights from Roche and SKB and in 1998, its partner Schering-Plough received FDA approval to market Rebetron(TM), for which the Company will receive royalties. These new products and royalties are expected to generate future taxable income that resulted in a deferred tax benefit in 1998 and 1997.

     In 1998, the valuation allowance primarily relates to the deduction for the write-off of the Yugoslavian subsidiary, a $12,000,000 benefit of stock options included in the NOL carryforward, the tax credit carryforward, and certain foreign NOLs. Upon realization, the $12,000,000 benefit of stock options included in the NOL carryforward will be added to additional capital. Ultimate realization of the deferred tax assets is dependent upon the Company generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that the net deferred tax assets will be realized. The amount of the deferred tax assets considered realizable, however, could be reduced in the future if estimates of future taxable income during the carryforward period are reduced.

     At December 31, 1998, the Company has domestic and foreign NOLs of approximately $240,000,000 and $25,000,000, respectively. The Company's NOLs and tax credit carryovers begin to expire in 1999 and the capital loss carryforward of $54,250,000 expires in 2003.

                           ICN PHARMACEUTICALS, INC.

     The Company's effective tax rate differs from the applicable U.S. statutory federal income tax rate due to the following:


                                                          1998    1997    1996
                                                          ----    ----    ----
Statutory rate..........................................  (35)%    35%     35%
Foreign source income taxed at lower effective rates:
  Yugoslavia............................................   15     (17)    (24)
  Russia................................................    3      (5)     (5)
  Hungary...............................................   --      (2)     --
  Others................................................   (1)     (4)     (2)
Change in valuation allowance...........................    5     (33)     --
Basis difference in Yugoslavia..........................   14      --      --
Favorable audit settlement..............................   --      --      (5)
Domestic NOL loss carryback.............................   --      --      (5)
Other, net..............................................   --      --      (1)
                                                          ---     ---     ---
Effective rate..........................................    1%    (26)%    (7)%
                                                          ===     ===     ===


     In Yugoslavia, the Company received the benefit of certain favorable tax laws that resulted in income taxes at a rate lower than the 25% Yugoslavian statutory rate. Under Yugoslavian law, taxable earnings attributed to foreign investment are exempt from taxation for a five year period. Accordingly, 75% of ICN Yugoslavia's taxable income, the Company's ownership in ICN Yugoslavia, was exempt from taxation for the five years ending December 31, 1996. Also in Yugoslavia, the Company received a tax credit for capital investments, which may include short-term government bonds and property and equipment, which can only be used in the year in which the investment is made. Effective January 1, 1997, additional changes in the Yugoslavian tax law resulted in benefits to the Company in the form of a reduction in taxes otherwise payable as a result of its foreign investment in ICN Yugoslavia.

     In Russia, the Company continues to benefit from special tax relief that benefits pharmaceutical companies. Under this relief approximately 75% of the income generated in Russia related to the manufacture and sale of prescription medicines is exempt from taxation. This reduces the statutory rate to approximately 8%. The continuing tax benefits in Russia are subject to potential changes in tax law that may be enacted in the future. Should these benefits be repealed, income generated in Russia would require the Company to provide taxes at the current statutory rate of 35%. In Hungary, the Company benefited from a tax holiday which expired on December 31, 1998.

     In 1998, ICN Yugoslavia and ICN Hungary generated tax loss carryforwards and the Company's Russian subsidiaries generated deferred income tax assets, primarily related to bad debt reserves. Management believes that it is more likely than not that these future tax benefits will not be realized as a result of the seizure of ICN Yugoslavia and the Russian economic crisis affecting Eastern Europe. Accordingly, the Company recorded a valuation allowance against these loss carryforwards and deferred income tax assets, resulting in no tax benefit being recorded in 1998.

     The aggregate benefit using the local statutory rates in Yugoslavia, Russia, and Hungary in 1997 and 1996 relating to the above items was approximately $23,300,000 ($0.33 per diluted share) and $22,700,000 ($0.38 per diluted share), respectively.

     During 1998, no U.S. income or foreign withholding taxes were provided on the undistributed earnings of the Company's foreign subsidiaries with the exception of the Company's Panamanian subsidiary, Alpha Pharmaceuticals, since management intends to reinvest those undistributed earnings in the foreign operations. Included in consolidated retained earnings at December 31,

                           ICN PHARMACEUTICALS, INC.

1998, is approximately $145,000,000 of accumulated earnings of foreign operations that would be subject to U.S. income or foreign withholding taxes, if and when repatriated.

7. EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

                                                   1998         1997        1996
                                                 ---------    --------    --------
Income:
  Net income (loss)............................  $(352,074)   $113,924    $ 86,928
  Dividends and accretion on preferred stock...        (34)     (5,651)     (2,199)
                                                 ---------    --------    --------
  Numerator for basic earnings per share --
     income available to common stockholders...   (352,108)    108,273      84,729
  Effect of dilutive securities:
     8 1/2% Convertible Subordinated Notes.....         --       9,328       7,520
     5 5/8% Swiss Franc Exchangeable
       Certificates............................         --         123        (738)
     5 1/2% Swiss Franc Exchangeable
       Certificates............................         --          37        (345)
     Other dilutive securities.................         --          --          21
                                                 ---------    --------    --------
  Numerator for diluted earnings per share --
     income available to common stockholders
     after assumed conversions.................  $(352,108)   $117,761    $ 91,187
                                                 =========    ========    ========
Shares:
  Denominator for basic earnings per share --
     weighted-average shares outstanding.......     73,637      55,965      48,341
  Effect of dilutive securities:
     Employee stock options....................         --       3,033       1,596
     Series C Convertible Preferred Stock......         --       1,266          --
     8 1/2% Convertible Subordinated Notes.....         --       6,744       7,800
     5 5/8% Swiss Franc Exchangeable
       Certificates............................         --       1,811       1,377
     5 1/2% Swiss Franc Exchangeable
       Certificates............................         --         831         831
     Other dilutive securities.................         --          --         252
                                                 ---------    --------    --------
  Dilutive potential common shares.............         --      13,685      11,856
                                                 ---------    --------    --------
  Denominator for diluted earnings per share --
     adjusted weighted-average shares and
     assumed conversions.......................     73,637      69,650      60,197
                                                 =========    ========    ========
  Basic earnings (loss) per share..............  $   (4.78)   $   1.93    $   1.75
                                                 =========    ========    ========
  Diluted earnings (loss) per share............  $   (4.78)   $   1.69    $   1.51
                                                 =========    ========    ========

     Income available to common stockholders, for purposes of computing basic earnings per share, reflects adjustments for cumulative preferred dividends and an embedded dividend arising from the discounted conversion terms of the Series B Convertible Preferred Stock. The Company's Series B Convertible Preferred Stock is not reflected in the computation of diluted earnings per share for any periods, as such securities were antidilutive. Because the Company recorded a net loss for 1998, the effects of stock options, the Series D Convertible Preferred Stock, and other potentially dilutive securities are not included in the computation of earnings per share as all such securities are antidilutive. All shares of the Company's Series C Convertible Preferred Stock, issued in July 1997, were converted into common stock during 1997 and the adjustment to the number of shares

                           ICN PHARMACEUTICALS, INC.

outstanding represents the additional shares that would have been outstanding had the Series C Convertible Preferred Stock been converted to common stock at the time of issuance.

8. DETAIL OF CERTAIN ACCOUNTS

                                                         1998        1997
                                                       --------    --------
                                                          (IN THOUSANDS)
ACCOUNTS RECEIVABLE, NET:
  Trade accounts receivable..........................  $209,444    $254,376
  Other receivables..................................    19,305      18,118
                                                       --------    --------
                                                        228,749     272,494
  Allowance for doubtful accounts....................   (48,748)    (11,999)
                                                       --------    --------
                                                       $180,001    $260,495
                                                       ========    ========
INVENTORIES, NET:
  Raw materials and supplies.........................  $ 33,915    $ 65,937
  Work-in-process....................................    13,372      16,745
  Finished goods.....................................    90,846      75,782
                                                       --------    --------
                                                        138,133     158,464
  Allowance for inventory obsolescence...............   (11,588)    (11,476)
                                                       --------    --------
                                                       $126,545    $146,988
                                                       ========    ========
PROPERTY, PLANT AND EQUIPMENT, NET:
  Land...............................................  $ 17,678    $ 20,531
  Buildings..........................................   124,402     127,577
  Machinery and equipment............................   152,037     145,640
  Furniture and fixtures.............................    19,372      20,273
  Leasehold improvements.............................     3,341       3,426
                                                       --------    --------
                                                        316,830     317,447
  Accumulated depreciation and amortization..........   (57,455)    (53,112)
  Construction in progress...........................    68,381      96,378
                                                       --------    --------
                                                       $327,756    $360,713
                                                       ========    ========

     At December 31, 1998 and 1997, construction in progress includes costs incurred to date for the construction of a new pharmaceutical factory at the Company's Rzeszow, Poland facility and other plant expansion projects. At December 31, 1997, construction in progress also includes costs incurred for the construction and modernization of its former pharmaceutical complex outside Belgrade, Yugoslavia, which was written off in 1998.

                                                          1998       1997
                                                         -------    -------
                                                           (IN THOUSANDS)
ACCRUED LIABILITIES:
  Payroll and related items............................  $11,505    $16,423
  Interest.............................................   13,726     11,683
  Other................................................   35,413     39,777
                                                         -------    -------
                                                         $60,644    $67,883
                                                         =======    =======

                           ICN PHARMACEUTICALS, INC.

9. DEBT

     Long-term debt consists of the following (in thousands):

                                                                1998        1997
                                                              --------    --------
9 1/4% Senior Notes due 2005................................  $275,000    $275,000
8 3/4% Senior Notes due 2008 (net of unamortized discount of
  $3,226)...................................................   196,774          --
Hungarian mortgages, with interest at rates ranging from
  LIBOR + 0.9% to LIBOR + 1.0%; interest and principal due
  in varying amounts through 2001...........................     5,010       5,258
U.S. mortgages with variable interest at rates ranging from
  7.1% to 8.9%; interest and principal payable monthly
  through 2022..............................................    10,753      11,925
Polish mortgage note, repaid in 1998........................        --       8,604
U.S. capital leases with interest at rates ranging from 4.9%
  to 6.1% payable monthly through 2000......................       599       1,651
Swiss Franc Guaranteed Bonds with an effective interest rate of 8.5%, maturing in 2002 (net of unamortized discount of
  $88 in 1997)..............................................       228       6,056
Hungarian loans in U.S. dollars and various foreign
  currencies, with interest at rates ranging from LIBOR +
  0.5% to 21.0%, maturing at various dates through 2002.....    33,389      24,563
Other long-term debt due in U.S. dollars and various foreign currencies, with interest at rates ranging from 6.0% to
  15.0%; interest and principal due in varying amounts
  through 2004..............................................    17,152       1,390
                                                              --------    --------
                                                               538,905     334,447
Less current portion........................................    28,097      19,359
                                                              --------    --------
          Total long-term debt..............................  $510,808    $315,088
                                                              ========    ========

     In August 1998, the Company completed a private placement of $200,000,000 of its 8 3/4% Senior Notes due 2008 (the "8 3/4% Senior Notes") for net proceeds of $190,821,000. The 8 3/4% Senior Notes are subject in limited circumstances to redemption at the Company's option at any time prior to November 15, 2001, at 108.75% of their principal amount, plus accrued and unpaid interest. In connection with the private placement, the Company granted the purchasers of the 8 3/4% Senior Notes certain registration rights.

     In August 1997, the Company completed an underwritten public offering of $275,000,000 of its 9 1/4% Senior Notes Due 2005 (the "9 1/4% Senior Notes") for net proceeds of $265,646,000. The 9 1/4% Senior Notes are redeemable in cash at the option of the Company, in whole or in part, on or after August 15, 2001, at specified redemption prices.

     The 8 3/4% Senior Notes and the 9 1/4% Senior Notes (together, the "Senior Notes") each are general unsecured obligations of the Company which rank pari passu in right of payment with all other unsecured senior indebtedness, and are senior to all subordinated indebtedness of the Company. Upon a change of control (as defined in the related indentures), the Company will be required to offer to repurchase the Senior Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued interest thereon to the date of repurchase. Interest on the Senior Notes is payable semi-annually. The indentures governing the Senior Notes include certain covenants which may restrict the incurrence of additional indebtedness, the payment of dividends and other restricted payments, the creation of certain liens, the sale of assets, or the Company's ability to consolidate or merge with another entity, subject to certain qualifications and exceptions.

                           ICN PHARMACEUTICALS, INC.

     In 1987, Bio Capital Holding ("Bio Capital"), a trust established by ICN and Biomedicals, completed a public offering in Switzerland of SFr. 70,000,000 principal amount of 5 1/2% Swiss Franc Exchangeable Certificates ("Old Certificates"). The Bio Capital debt is senior, uncollateralized indebtedness of the Company. At the option of the certificate holder, the Old Certificates are exchangeable into shares of the Company's common stock. Net proceeds were used by Bio Capital to purchase SFr. 70,000,000 face amount of zero coupon Swiss Franc Debt Notes due 2002 of the Kingdom of Denmark (the "Danish Bonds") for SFr. 33,772,000 and 15 series of zero coupon Swiss Franc Guaranteed Bonds of the Company for SFr. 32,440,000 which are guaranteed by the Company. Each series of the Swiss Franc Guaranteed Bonds are in an aggregate principal amount of SFr. 3,850,000 maturing February of each year through 2002. The Company has no obligation with respect to the payment of the principal amount of the Old Certificates since they will be paid upon maturity by the Danish bonds. During 1990, Biomedicals offered to exchange, to all certificate holders, the Old Certificates for newly issued certificates ("New Certificates"). Substantially all of the outstanding Old Certificates were exchanged for New Certificates.



     In March 1998, the Company announced the redemption of the New Certificates and during 1998, SFr. 37,670,000 principal amount of the New Certificates was exchanged for an aggregate of approximately 802,000 shares of the Company's common stock and the remainder of the New Certificates were redeemed for cash. Upon the exchange and redemption of the New Certificates, Danish Bonds held in trust for the payment of the New Certificates, having a market value of approximately $22,958,000, became available to the Company and were sold. The exchange increased stockholders' equity by $25,337,000 and reduced long-term debt and accrued interest by $4,680,000. At December 31, 1998, the face value of the outstanding Bio Certificates, SFr. 1,745,000, is convertible into approximately 21,000 shares of the Company's common stock at the exchange price of $54.17 using a fixed exchange rate of SFr. 1.54 to U.S. $1.00.


     The Company has long-term debt totaling $34,430,000 payable in U.S. dollars, Deutsche marks, and Dutch guilders, collateralized by certain real property and personal property of the Company (principally inventories) having a net book value of $41,005,000 at December 31, 1998.

     Aggregate annual maturities of long-term debt are as follows (in thousands):

1999.....................................................  $ 28,097
2000.....................................................    17,319
2001.....................................................    12,632
2002.....................................................     5,632
2003.....................................................       202
Thereafter...............................................   475,023
                                                           --------
          Total..........................................  $538,905
                                                           ========

     The estimated fair value of the Company's debt, based on quoted market prices or on current interest rates for similar obligations with like maturities, was approximately $549,819,000 and $351,722,000 compared to its carrying value of $538,905,000 and $334,447,000 at December 31, 1998 and 1997,
respectively.

     The Company has short and long-term lines of credit, classified in notes payable, aggregating $45,211,000 under which borrowings of $7,346,000 and letters of credit of $28,300,000 were outstanding at December 31, 1998. The lines of credit provide for short-term borrowings and for the issuance of letters of credit, and bear interest at variable rates based upon LIBOR (approximately 5.1% at December 31, 1998) or other indices. Certain of the lines of credit also include covenants restricting the payment of dividends, the issuance of new indebtedness, and the repurchase of the

                           ICN PHARMACEUTICALS, INC.

Company's common stock and requiring the maintenance of certain financial ratios and cash collateral balances.

10. PREFERRED STOCK

     In connection with the acquisition of rights to certain products from SKB, the Company issued to SKB 821 shares of its Series D Convertible Preferred Stock. Each share of the Series D Convertible Preferred Stock is initially convertible into 750 shares of the Company's common stock (together, the "SKB Shares"), subject to certain antidilution adjustments, and has a liquidation preference of $28,000 per share. Except under certain circumstances, SKB has agreed not to sell the SKB Shares until November 4, 1999, unless the market price of the Company's common stock exceeds $50.00 per common share. In connection with the issuance of the SKB shares, the Company guaranteed SKB a price initially at $37.37 per common share, increasing at a monthly rate of $0.43 per share for twenty months. The Company has agreed to pay SKB an additional amount in cash (or, under certain circumstances, in shares of common stock) to the extent proceeds received by SKB from the sale of the SKB Shares during the guarantee period ending in December 1999 and the then market value of the unsold SKB Shares do not provide SKB with an average value of $46.00 per common share (including any dividend paid on the SKB Shares). Alternatively, should SKB sell the SKB shares at any time during the guarantee period, the agreement entitles the Company to any of the proceeds realized by SKB in excess of the guarantee price. The Company has also granted SKB certain registration rights covering the common shares issuable upon conversion of the Series D Preferred Stock. At December 31, 1998, the aggregate guaranteed value of the SKB Shares exceeds their market value by approximately $15,117,000, and the Company may be required to issue approximately 705,000 additional common shares in satisfaction of this agreement.

     In October 1996, the Company issued 50,000 shares of Series B Convertible Preferred Stock, for net proceeds of $47,392,000, in a private placement. The Series B Convertible Preferred Stock had a liquidation preference of $1,000 per share and was convertible at the option of the holder into common stock based on a conversion price calculated using the average daily low for the five trading days preceding the conversion date and applying a discount of 13%. The Series B Convertible Preferred Stock had a 6% annual dividend that was cumulative and payable quarterly. The Company had the option to pay the dividend in either cash or common stock of the Company. The Series B Convertible Preferred Stock was mandatorily convertible into common stock on the fifth anniversary of its issuance. However, this provision was subject to extension under certain circumstances. Dividends paid in common stock were based on the fair value of common stock at the time of declaration. During 1997 and 1998, all of the Series B Convertible Preferred Stock was converted into a total of 2,854,000 shares of the Company's common stock.

11. COMMON STOCK

     During 1998, the Board of Directors and the stockholders each approved the Company's Amended and Restated 1998 Stock Option Plan (the "Stock Option Plan"). The Stock Option Plan, as amended, provides for the granting of options to purchase a maximum of 7,854,000 shares (including 3,000,000 shares authorized in 1998) of the Company's common stock to key employees, officers, directors, consultants and advisors of the Company. Options granted under the Stock Option Plan must have an option price not less than 85% of the fair market value of the Company's common stock at the date of the grant, and a term not exceeding 10 years. Options vest ratably over a four year period from the date of the grant. Under the Stock Option Plan each nonemployee director is granted 22,500 options on each April 18. In addition to options granted under the Stock Option Plan, in connection with the Merger all stock options outstanding under the stock option

                           ICN PHARMACEUTICALS, INC.

plans of each of the Predecessor Companies were exchanged for options to purchase shares of the Company, based upon the respective exchange ratios.

     The Company has adopted the disclosure only provisions of SFAS No. 123. Accordingly, no compensation cost has been recognized for options granted under the Stock Option Plan. Had compensation cost for the Company's Stock Option Plan been determined based on the fair value at the grant date for awards in 1998, 1997 and 1996 consistent with the provisions of SFAS No. 123, the Company's net income (loss) and earnings (loss) per share would have been the pro forma amounts indicated below (in thousands, except per share data):


                                            1998         1997       1996
                                          ---------    --------    -------
Net income (loss).......................  $(359,757)   $110,426    $85,035
Earnings (loss) per share -- basic......      (4.89)       1.87       1.71
Earnings (loss) per share -- diluted....      (4.89)       1.64       1.48


     The pro forma amounts were estimated using the Black-Scholes option-pricing model with the following assumptions:

                                                    1998     1997     1996
                                                   ------    -----    -----
Weighted-average life (years)....................     5.0      5.0      6.5
Volatility.......................................      56%      46%      60%
Annual dividend per share........................  $ 0.36    $0.24    $0.21
Risk-free interest rate..........................    5.15%    6.33%    6.25%
Weighted-average fair value of options granted...  $19.54    $6.00    $9.49

     The following table sets forth information relating to stock option plans during the years ended December 31, 1998, 1997 and 1996 (in thousands, except per share data):

                                                                    WEIGHTED
                                                          NUMBER    AVERAGE
                                                            OF      EXERCISE
                                                          SHARES     PRICE
                                                          ------    --------
Shares under option, December 31, 1995..................   9,369     $11.24
  Granted...............................................     798      15.16
  Exercised.............................................  (1,302)      8.01
  Canceled..............................................    (150)     11.97
                                                          ------
Shares under option, December 31, 1996..................   8,715      12.09
  Granted...............................................   2,267      13.86
  Exercised.............................................  (1,870)     11.03
  Canceled..............................................    (192)     14.07
                                                          ------
Shares under option, December 31, 1997..................   8,920      12.68
  Granted...............................................   2,211      42.75
  Exercised.............................................    (634)     10.94
  Canceled..............................................    (144)     14.96
                                                          ------
Shares under option, December 31, 1998..................  10,353     $18.97
                                                          ======
Exercisable at December 31, 1996........................   5,660     $12.29
                                                          ======
Exercisable at December 31, 1997........................   5,643     $12.29
                                                          ======
Exercisable at December 31, 1998........................   6,841     $13.43
                                                          ======
Options available for grant at December 31, 1997........     500
                                                          ======
Options available for grant at December 31, 1998........   1,433
                                                          ======

                           ICN PHARMACEUTICALS, INC.

     The schedule below reflects the number of outstanding and exercisable shares as of December 31, 1998 segregated by price range (in thousands, except per share data):

                                       OUTSTANDING         EXERCISABLE
                                    -----------------   -----------------
                                             WEIGHTED            WEIGHTED     WEIGHTED
                                    NUMBER   AVERAGE    NUMBER   AVERAGE      AVERAGE
                                      OF     EXERCISE     OF     EXERCISE    REMAINING
     RANGE OF EXERCISE PRICES       SHARES    PRICE     SHARES    PRICE     LIFE (YEARS)
     ------------------------       ------   --------   ------   --------   ------------
$ 2.56 to $12.36..................   3,795    $ 9.41    3,642     $ 9.36        4.6
 12.75 to 17.99...................   4,071     15.05    2,586      15.44        6.6
 19.21 to 49.00...................   2,487     39.96      613      29.17        8.1
                                    ------              -----
                                    10,353              6,841
                                    ======              =====

     During 1998, the Company extended by one year the term of options to purchase an aggregate of 304,000 shares of common stock which are held by four employees, including the Chairman and CEO and a director. The Company recorded compensation expense of $2,909,000 related to these options.

     In January 1996, the Company sold approximately 600,000 shares of its common stock to a foreign bank for net proceeds of $6,000,000. The proceeds were used by the Company for the acquisition of GlyDerm, a Michigan based skin care company, and several smaller acquisitions.

     In 1996, the Company acquired the net assets of the Siemens Dosimetry Service Division of Siemens Medical Systems, Inc. ("Siemens"), for 1,447,250 shares of the Company's common stock (the "Siemens Shares") plus other consideration. On December 23, 1996, Siemens sold the Siemens Shares to certain accounts over which an investment company exercises investment authority (collectively, the "Purchasers"), for $13.00 per share. In conjunction with and conditioned upon the consummation of the sale of the Siemens Shares, the Company entered into an agreement (the "Put Agreement") with the Purchasers pursuant to which the Company sold 150,000 additional shares of common stock for $1,950,000 (together with the Siemens Shares, the "Purchaser Shares") and sold the Purchasers, for $3,200,000, the right to put (the "Put Right") 1,597,250 shares of common stock, valued at $23,120,000 at December 31, 1996, to the Company at $20 per share on January 10, 2000. The Put Agreement also entitled the Company to a portion of any proceeds from the sale of the Purchaser Shares in excess of the $20 per share put price. In 1997, the Purchaser sold substantially all shares subject to the Put Right and the Put Right expired entirely; the $23,120,000 value of the Purchaser Shares was added to the Company's stockholders' equity. In addition, the Company received a cash payment from the Purchasers, which was also added to stockholders' equity.

     Stock repurchase plan: In September and October 1998, the Company's Board of Directors authorized two stock repurchase programs. The first repurchase program authorized the Company to repurchase up to $10,000,000 of its outstanding common stock. The second authorized the Company to initiate a long-term repurchase program that allows the Company to repurchase up to 3,000,000 shares of its common stock. In executing the repurchase programs, the Company is limited by certain covenants contained in the indentures relating to the Company's Senior Notes. In the indentures, the Company is permitted to repurchase up to $10,000,000 of its common stock under the first program; however, repurchases under the second program will only be permitted as the Company generates cumulative net income, as provided for in the indentures. In 1998, the Company repurchased an aggregate of 200,000 shares of its common stock for $4,450,000.

     Stockholder Rights Plan: In connection with the Merger, the Company adopted a Stockholder Rights Plan to protect stockholders' rights in the event of a proposed or actual acquisition of 15% or

                           ICN PHARMACEUTICALS, INC.

more of the outstanding shares of the Company's common stock. As part of this plan, each share of the Company's common stock carries a right to purchase one one-hundredth (1/100) of a share of Series A Preferred Stock (the "Rights"), par value $0.01 per share, of the Company at a price of $125 per one one-hundredth of a share, subject to adjustment, which becomes exercisable only upon the occurrence of certain events. The Rights are subject to redemption at the option of the Board of Directors at a price of $0.01 per right until the occurrence of certain events. The Rights expire on November 1, 2004.


     Long-term Incentive Plan: The Company has a long-term incentive plan which provides for the issuance of shares of the Company's common stock to senior executives. Shares issued under the long-term incentive plan are restricted and vest over a four-year period. In 1998, approximately 319,000 shares of the Company's common stock having a value of $10,466,000 were issued under this plan. Compensation expense for the value of the common shares issued is being recognized over the vesting period and is credited to additional capital. As of December 31, 1998, the unamortized compensation cost related to the restricted shares is $8,068,000.

     Contingently issuable shares: Effective October 1, 1998, the Company issued 2,883,871 shares of its common stock to Roche as part of the consideration for the rights to four pharmaceutical products. Under the terms of the agreement with Roche, the Company has guaranteed to Roche a per share price initially at $31.00, increasing at a rate of 6% per annum through December 31, 2000. Should Roche sell any of the shares prior to December 31, 2000, the Company is entitled to one-half of any proceeds realized by Roche in excess of the guaranteed price. Should the market price of the Company's common stock be below the guaranteed price at the end of the guarantee period, the Company will be required to satisfy the aggregate guarantee amount by payment to Roche in cash or, in certain circumstances, in additional shares of the Company's common stock. At December 31, 1998, the aggregate guaranteed value of the shares issued to Roche exceeds their market value by approximately $29,927,000, and the Company may be required to issue approximately 1,419,000 additional common shares in satisfaction of this agreement.

     Other: In 1997, long-term debt of the Company having an aggregate carrying value of $124,060,000 was converted into 10,052,000 shares of the Company's common stock. In addition, the Company issued 812,000 shares of its common stock, having a value of $10,000,000, in settlement of litigation. The Company also issued 129,665 shares of its common stock, having a value of $1,875,000, in payment of a portion of the 6% annual dividend on the Series B Convertible Preferred Stock.

12. COMMITMENTS AND CONTINGENCIES

     Investigations: Pursuant to an Order Directing Private Investigation and Designating Officers to Take Testimony, entitled In the Matter of ICN Pharmaceuticals, Inc., (P-177) (the "Order"), a private investigation is being conducted by the United States Securities and Exchange Commission (the "Commission") with respect to certain matters pertaining to the status and disposition of the 1994 Hepatitis C NDA. As set forth in the Order, the investigation concerns whether, during the period from June 1994 through February 1995, the Company, persons or entities associated with it and others, in the offer and sale or in connection with the purchase and sale of Company securities, engaged in possible violations of Section 17(a) of the Securities Act of 1933 (the "Securities Act") and Section 10(b) of the Securities and Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 thereunder, by having possibly: (i) made false or misleading statements or omitted material facts with respect to the status and disposition of the 1994 Hepatitis C NDA; (ii) purchased or sold Common Stock while in possession of material, non-public information concerning the status and disposition of the 1994 Hepatitis C NDA; or (iii) conveyed material, non-public information

                           ICN PHARMACEUTICALS, INC.

concerning the status and disposition of the 1994 Hepatitis C NDA, to other persons who may have purchased or sold Common Stock. The Company has cooperated and continues to cooperate with the Commission in its investigation. On January 13, 1998, the Company received a letter from the Commission's Philadelphia District Office (the "District Office") stating the District Office's intention to recommend to the Commission that it authorize the institution of a civil action against the Company, Milan Panic, Chairman and Chief Executive Officer of the Company, and a former senior executive of the Company. As set forth in the letter, the District Office seeks the authority to commence a civil action to enjoin the Company from future violations of Section 10(b) of the Exchange Act and Rule 10b-5 thereunder and to impose a civil penalty of up to $500,000 on the Company. In regard to Mr. Panic, the District Office seeks the authority to commence a civil action: (i) to enjoin Mr. Panic from future violations of
Section 17(a) of the Securities Act, Section 10(b) of the Exchange Act and Rule 10b-5 thereunder; (ii) for disgorgement of approximately $390,000; (iii) for prejudgment interest; (iv) for a civil penalty pursuant to Section 21A of the Exchange Act that cannot exceed three times any amount disgorged; and (v) for an order barring Mr. Panic from serving as an officer or director of a public company pursuant to Section 21 of the Exchange Act. On January 30, 1998 and thereafter, the Company filed submissions with the Commission urging that it reject the District Office's request. On August 27, 1998, the Company's counsel was informed by the District Office that (i) the District Office had withdrawn its request for authorization to commence an enforcement action against Mr. Panic with respect to allegations of illegal insider trading and the remedies of disgorgement, interest, and monetary penalties attendant thereto; and (ii) the Commission had granted the District Office's request for authorization to commence an enforcement action against the Company, Mr. Panic, and a senior executive officer of the Company alleging false or misleading statements or omissions with respect to the status and disposition of the 1994 Hepatitis C NDA, including the remedies of injunctive relief and a civil penalty not to exceed $500,000 against the Company, and injunctive relief and a director and officer bar against Mr. Panic.

     The Company has received subpoenas from a Grand Jury in the United States District Court, Central District of California requesting the production of documents covering a broad range of matters over various time periods. The Company understands that the Company, Mr. Panic, two current senior executive officers, a former senior officer, and a current employee of the Company are targets of the investigation. The Company also understands that a senior executive officer, a former officer, a current employee, and a former employee are subjects of the investigation. The United States Attorney's office has advised counsel for the Company that the areas of its investigation include disclosures made and not made concerning the 1994 Hepatitis C NDA to the public and other third parties; stock sales for the benefit of Mr. Panic following receipt on November 28, 1994 of a letter from the FDA informing the Company that the 1994 Hepatitis C NDA had been found not approvable; possible violations of the economic embargo imposed by the United States upon the Federal Republic of Yugoslavia, based upon alleged sales by the Company and Mr. Panic of stock belonging to Company employees; and, with respect to Mr. Panic, personal disposition of assets of entities associated with Yugoslavia, including possible misstatements and/or omissions in federal tax filings. The Company has and continues to cooperate in the Grand Jury investigation. A number of current and former employees of the Company have been interviewed by the government in connection with the investigation. The United States Attorney's office has issued subpoenas requiring various current and former officers and employees of the Company to testify before the Grand Jury. Certain current and former employees testified before the Grand Jury beginning in July 1998.


     On or about February 9, 1999, the Company commenced an action in the United States District Court for the District of Columbia against the Federal Republic of Yugoslavia ("FRY"), the Republic of Serbia and the State Health Fund of Serbia (the "State Fund") seeking damages in the amount

                           ICN PHARMACEUTICALS, INC.

of at least $500,000,000 and declaratory relief arising out of the FRY's recent seizure of the Company's majority ownership interest in ICN Yugoslavia and the failure of the State Fund to pay ICN Yugoslavia for goods sold and delivered. On or about March 9, 1999, the State Fund commenced an arbitration against the Company before the International Chamber of Commerce for unquantified damages due to alleged breaches of the agreement pursuant to which the Company acquired its majority ownership interest in ICN Yugoslavia, and for unspecified injunctive relief. The Company intends to prosecute vigorously its claims against the FRY and any related entities, and to defend against the State Fund's claims against the Company, which the Company believes to be meritless and filed solely as a response to the Company's earlier-filed action in the United States District Court.

     The Company is party to other pending lawsuits or subject to a number of threatened lawsuits. While the ultimate outcome of pending and threatened lawsuits and the Commission and Grand Jury investigations cannot be predicted with certainty, and an unfavorable outcome could have a material adverse effect on the Company, at this time in the opinion of management, the ultimate resolution of these matters will not have a material effect on the Company's consolidated financial position, results of operations or liquidity.

     Product Liability Insurance: The Company is currently self-insured with respect to product liability claims and could be exposed to possible claims for personal injury resulting from allegedly defective products. While to date no material adverse claim for personal injury resulting from allegedly defective products has been successfully maintained against the Company, a substantial claim, if successful, could have a material adverse effect on the Company.

     Benefits Plans: The Company has a defined contribution plan that provides all U.S. employees the opportunity to defer a portion of their compensation for payout at a subsequent date. The Company can voluntarily make matching contributions on behalf of participating and eligible employees. The Company's expense related to such defined contribution plan was not material in 1998, 1997 and 1996.

     In connection with the Merger, the Company assumed deferred compensation agreements with certain officers and certain key employees of the Predecessor Companies, with benefits commencing at death or retirement. As of December 31, 1998, the present value of the deferred compensation benefits to be paid has been accrued in the amount of $2,868,000. Interest accrues on the outstanding balance at rates ranging from 9.4% to 12.6%. No new contributions are being made; however, interest continues to accrue on the present value of the benefits expected to be paid.

     Other: Milan Panic, the Company's Chairman of the Board and Chief Executive Officer, is employed under a contract expiring December 31, 2002 that provides for, among other things, certain health and retirement benefits. The contract is automatically extended at the end of each term for successive one year periods unless either the Company or Mr. Panic terminates the contract upon six months prior written notice. Mr. Panic, at his option, may provide consulting services upon his retirement for $120,000 per year for life, subject to annual cost-of-living adjustments from the base year of 1967, and will be entitled when serving as a consultant to participate in the Company's medical and dental plans. Including such cost-of-living adjustments, the annual cost of such consulting services is currently estimated to be in excess of $584,000. The consulting fee shall not at any time exceed the annual compensation as adjusted, paid to Mr. Panic. Upon Mr. Panic's retirement, the consulting fee shall not be subject to further cost-of-living adjustments.

                           ICN PHARMACEUTICALS, INC.

     The Company has employment agreements with six key executives which contain "change in control" benefits. Upon a "change in control" of the Company as defined in the contract, the employee shall receive severance benefits equal to three times salary and other benefits.

13. BUSINESS SEGMENTS AND GEOGRAPHIC DATA

     The Company is a multinational pharmaceutical company that develops, manufactures, distributes and sells pharmaceutical, research, and diagnostic products and provides radiation monitoring services. The Company is organized and operates in the Pharmaceutical group and the Biomedical group. The Pharmaceuticals group produces and markets a variety of pharmaceutical products worldwide and derives royalty revenues from sales of certain of its products by a third party under a license agreement. The Biomedicals group markets research products and related services, immunodiagnostic reagents and instrumentation, and provides radiation monitoring services.

     In 1998, the principal markets for the Company's products were the United States, Russia, and Yugoslavia, which represented approximately 23%, 20%, and 17%, respectively, of the Company's revenues for the year. However, as discussed in Note 14, effective November 26, 1998, the Company's Yugoslavian operations were seized by the Yugoslavian government. Operations in Russia are subject to business risks described in Note 15. Approximately 77%, 82%, and 80% of the Company's revenues for the years ended December 31, 1998, 1997 and 1996, respectively, were generated from operations outside the United States. The Company's foreign operations are subject to certain risks inherent in conducting business abroad, including possible nationalization or expropriation, price and exchange controls, limitations on foreign participation in local enterprises, health-care regulation, and other restrictive governmental actions.

     Changes in the relative values of currencies take place from time to time and may materially affect the Company's results of operations. Their effects on the Company's future operations are not predictable. The Company does not currently provide any hedges on its foreign currency exposure and, in certain countries in which the Company operates, no effective hedging programs are available. At December 31, 1998, the Company had a net monetary asset position in Russia of approximately $13,952,000 which is subject to loss in the event that a decline in the value of the ruble relative to the dollar were to occur.

     In 1998, the Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which requires reporting certain financial information according to the "management approach." This approach requires reporting information regarding operating segments on the basis used internally by management to evaluate segment performance. SFAS 131 also requires disclosures about products and services, geographic areas and major customers. The Statement was effective December 31, 1998 and has been adopted for all periods presented.

     The Company is organized into business units on the basis of geographic region. In applying SFAS 131, these business units have been aggregated into eight reportable segments based on similar long-term economic characteristics. The Company's operations in the Czech Republic, Hungary, and Poland comprise the Other Eastern Europe segment.

     The accounting policies of the segments are the same as those described in the Note 2. The Company evaluates segment performance based on income from operations, which excludes intersegment sales as well as interest income and expense and foreign exchange gains and losses. The Company allocates amortization on the product rights acquired from Roche and SKB among the segments where the related revenues are reported; the unamortized cost of such acquired product rights is included in assets of the North America Pharmaceuticals segment.

                           ICN PHARMACEUTICALS, INC.

     The tables below present information about reported segments and geographic data for the years ended December 31, 1998, 1997, and 1996 (in thousands).


                                          REVENUES                     OPERATING INCOME (LOSS)
                              --------------------------------    ---------------------------------
                                1998        1997        1996        1998         1997        1996
                              --------    --------    --------    ---------    --------    --------
Pharmaceuticals
  North America.............  $176,902    $117,355    $106,442    $  94,435    $ 48,453    $ 46,937
  Western Europe............    66,994      44,960      35,826       18,358      10,719       2,113
  Latin America.............    85,351      63,668      47,359       26,791      17,467      10,690
  Russia....................   163,691     134,688      66,788        9,561      28,982      22,021
  Yugoslavia................   141,740     225,530     267,166     (140,419)     60,235      70,616
  Other Eastern Europe......    93,228      73,050      21,461         (855)     12,951       1,964
  Asia, Africa, Australia...    48,649      22,036       4,711       10,062       2,903       1,003
                              --------    --------    --------    ---------    --------    --------
Total Pharmaceuticals.......   776,555     681,287     549,753       17,933     181,710     155,344
Biomedicals.................    61,509      70,915      64,327        5,471       5,148       4,985
                              --------    --------    --------    ---------    --------    --------
Consolidated revenues and
  segment operating income..  $838,064    $752,202    $614,080       23,404     186,858     160,329
                              ========    ========    ========
Corporate expenses..........                                        312,972      61,560      46,216
Interest income.............                                        (13,057)    (15,912)     (3,001)
Interest expense............                                         38,069      22,849      15,780
Translation and exchange
  losses, net...............                                         80,501      12,790       2,282
                                                                  ---------    --------    --------
Income (loss) before income
  taxes and minority
  interest..................                                      $(395,081)   $105,571    $ 99,052
                                                                  =========    ========    ========


     Operating income (loss) for 1998 includes the Eastern European charges totaling $440,820,000. These charges are included in Yugoslavia Pharmaceuticals ($173,508,000), Russia Pharmaceuticals ($11,770,000), Other Eastern Europe Pharmaceuticals ($15,659,000), North America Pharmaceuticals ($3,150,000), and Biomedicals ($647,000). In addition, Eastern European charges of $236,086,000 (principally the write-off of the Company's investment in ICN Yugoslavia) are included in Corporate expenses.

                                    DEPRECIATION AND AMORTIZATION        CAPITAL EXPENDITURES(1)
                                    -----------------------------    -------------------------------
                                     1998       1997       1996        1998        1997       1996
                                    -------    -------    -------    --------    --------    -------
Pharmaceuticals
  North America...................  $13,609    $ 7,284    $ 1,708    $  2,425    $ 57,921    $ 4,492
  Western Europe..................    4,728      1,197      1,249       2,043         343        364
  Latin America...................    5,563      2,014        823       2,366       1,727      1,314
  Russia..........................      104        246      2,252      41,803      17,923      5,820
  Yugoslavia......................    3,720      4,046      4,185      22,472      13,492      1,984
  Other Eastern Europe............    6,265      3,843      1,075      20,039       4,583      1,777
  Asia, Africa, Australia.........    5,488        142         13          13         646         34
                                    -------    -------    -------    --------    --------    -------
Total Pharmaceuticals.............   39,477     18,772     11,305      91,161      96,635     15,785
Biomedicals.......................    4,669      4,535      2,718       3,019       3,160      5,230
Corporate.........................    6,950      5,446      3,913      16,101       6,602      8,317
                                    -------    -------    -------    --------    --------    -------
                                    $51,096    $28,753    $17,936    $110,281    $106,397    $29,332
                                    =======    =======    =======    ========    ========    =======

---------------
(1) Includes noncash capital expenditures of $-0-, $6,000 and $3,116 for 1998, 1997, and 1996, respectively.

                           ICN PHARMACEUTICALS, INC.

                                                                ASSETS
                                                 ------------------------------------
                                                    1998          1997         1996
                                                 ----------    ----------    --------
Pharmaceuticals
  North America................................  $  520,017    $  333,698    $ 56,126
  Western Europe...............................      34,816        29,728      36,199
  Latin America................................      66,486        30,191      30,691
  Russia.......................................     155,368       145,162      54,990
  Yugoslavia...................................          --       421,731     342,983
  Other Eastern Europe.........................     190,675       147,698      77,245
  Asia, Africa, Australia......................      79,274        25,735       1,785
                                                 ----------    ----------    --------
Total Pharmaceuticals..........................   1,046,636     1,133,943     600,019
Biomedicals....................................      76,671        74,334      78,095
Corporate......................................     233,089       283,468     100,537
                                                 ----------    ----------    --------
                                                 $1,356,396    $1,491,745    $778,651
                                                 ==========    ==========    ========

GEOGRAPHIC DATA

                                           REVENUES                       LONG-LIVED ASSETS
                               --------------------------------    --------------------------------
                                 1998        1997        1996        1998        1997        1996
                               --------    --------    --------    --------    --------    --------
United States................  $193,358    $137,725    $121,782    $512,261    $343,900    $107,219
Canada.......................    18,960      20,824      18,953       3,345       3,602       1,978
Western Europe...............    85,567      65,352      59,294      26,161      24,010      29,226
Latin America................    86,634      66,166      49,444      34,456       8,603       8,493
Russia.......................   163,691     134,688      66,788      86,969      39,330      15,658
Yugoslavia...................   141,740     225,530     267,166          --     115,784      93,149
Other Eastern Europe.........    93,228      73,050      21,461     119,380      90,626      43,985
Asia, Africa, Australia......    54,886      28,867       9,192      55,143       9,429         208
                               --------    --------    --------    --------    --------    --------
                               $838,064    $752,202    $614,080    $837,715    $635,284    $299,916
                               ========    ========    ========    ========    ========    ========

     Revenues are attributed to the countries based upon the country of domicile of the Company's subsidiary which made the sale, with the exception of certain sales exported from the United States into the Asia, Africa, and Australia region, where the sales are attributed to the region based upon the location of the customer. During 1997, sales to the Yugoslavian government and government-sponsored entities represented approximately 22% of the Company's total revenues. For 1998 no customer accounted for 10% or more of the Company's revenues. Long-lived assets principally consist of property, plant, and equipment, acquired product rights, and goodwill.

14. ICN YUGOSLAVIA

     On February 6, 1999, the government of the Federal Republic of Yugoslavia, acting through the Federal Ministry of Health and/or the Ministry of Health of Serbia, seized control of the Company's 75% owned subsidiary, ICN Yugoslavia. This action, based on a decision by the Ministry for Economic and Property Transformation that was reached on November 26, 1998, effectively reduced the Company's equity ownership of ICN Yugoslavia from 75% to 35%. The Ministry of Economic and Property Transformation decision was based on the unilaterally imposed recalculation of the Company's original capital contribution to ICN Yugoslavia. Subsequent to the seizure, the Commercial Court of Belgrade issued an order stating that a change in control had occurred. These actions were taken, contrary to Yugoslavian law, without any notification to or representation by the Company. Since the change of control, representatives of the Company and ICN Yugoslavia's management have been denied access to the premises and any representation as

                           ICN PHARMACEUTICALS, INC.

to the management of ICN Yugoslavia. As a result, the Company is no longer able to influence the operating and financial affairs of ICN Yugoslavia and deconsolidated the financial statements of ICN Yugoslavia as of November 26, 1998. Accordingly, the Company recorded a charge of $235,290,000 in the fourth quarter of 1998, which is included in Eastern European Charges in the accompanying consolidated statements of income. This charge reduces the carrying value of the Company's investment in ICN Yugoslavia to its fair value, currently estimated to be zero.

     The summary balance sheet of ICN Yugoslavia as of the effective date of the write-off (November 26, 1998) is presented below.

                     ICN YUGOSLAVIA SUMMARY BALANCE SHEET,
                        EXCLUDING INTERCOMPANY BALANCES

                            AS OF NOVEMBER 26, 1998
                           (UNAUDITED, IN THOUSANDS)

Cash.....................................................  $ 22,101
Accounts receivable, net.................................    58,188
Notes receivable.........................................    25,000
Inventories, net.........................................    46,652
Other current assets.....................................     8,153
Other long-term assets...................................   167,059
                                                           --------
                                                           $327,153
                                                           ========

Current liabilities......................................  $ 39,167
Minority interest and long-term liabilities..............    52,696
Stockholders' equity.....................................   235,290
                                                           --------
                                                           $327,153
                                                           ========

     Prior to the seizure, ICN Yugoslavia's operations were adversely affected by the April 1998 devaluation of the dinar, and by the Company's previously-announced suspension of sales to the Yugoslavian government. On April 1, 1998, the Yugoslavian government devalued the dinar from a rate of 6.0 dinars per U.S. $1 to 10.92 dinars per U.S. $1. At the time of the devaluation the Company's net monetary asset position in Yugoslavia was approximately $38,000,000, resulting in a foreign exchange loss of approximately $17,000,000 which was recognized in the second quarter of 1998. In addition, sales and gross profit margins at ICN Yugoslavia were adversely affected by the exchange rate changes and the Yugoslavian government's refusal to approve price increases sought by the Company. The Company, along with many of its competitors, suspended all direct sales to the Yugoslavian government in an effort to encourage the Yugoslavian government to approve price increases. The suspension of sales to the Yugoslavian government continued through 1998.

     Through the first quarter of 1998, the majority of ICN Yugoslavia's domestic sales were made to the Yugoslavian government or government-funded entities. During early 1997, the Company established credit terms with the Yugoslavian government under which future receivables were interest-bearing with one year terms and payable in dinars, but fixed in dollar amounts. At December 31, 1997, the Company had approximately $145,431,000 of notes receivable from the Yugoslavian government under such terms. During the first quarter of 1998, the Company continued to make sales to the Yugoslavian government and government-sponsored entities under similar terms in order to reduce the Company's exposure to losses resulting from exchange rate fluctuations. In the second and third quarters of 1998, the Yugoslavian government defaulted on its

                           ICN PHARMACEUTICALS, INC.

obligations to the Company on $176,204,000 of accounts and notes receivable. As a result of the government's default and the suspension of sales to the government, the Company recorded a $173,440,000 charge against earnings at ICN Yugoslavia in the second quarter of 1998. The charge is included in Eastern European Charges ($165,646,000), cost of product sales ($3,667,000), and interest income ($4,127,000) in the accompanying consolidated statements of income. The charge consists of a $151,204,000 reserve for losses on notes receivable (including accrued interest), reserves of $7,757,000 for losses on accounts receivable from government-sponsored entities, and a $14,479,000 write-down of the value of certain related investments and assets.

     In March 1998, ICN Yugoslavia acquired a 33.7% interest in a healthcare center in the Republic of Montenegro from the Yugoslavian government in exchange for 147,000,000 dinars ($24,400,000) of accounts receivable and approximately $1,200,000 in cash. ICN Yugoslavia also acquired a 15% interest in the financial institution Komercijalna Banka A.D. from the Yugoslavian government in exchange for 28,600,000 dinars ($4,700,000) of accounts receivable.

15. ICN RUSSIA

     The Company's Russian operations consist of five pharmaceutical factories and related distribution operations. In addition, the Company operates 28 retail pharmacies in Russia. The Company's Russian operations generated 20% (1998), 18%
(1997), and 11% (1996) of the Company's total revenues.

     The Company's Russian operations have been adversely affected by the recent economic events in the region. During 1998, in response to worsening liquidity and declining currency reserves, the Russian government sought international financial assistance and the Russian Central Bank used financial assistance from the International Monetary Fund, along with its existing monetary reserves, in an effort to support the value of the ruble. However, in August 1998, the Central Bank announced that it was no longer able to support the ruble at its then-current exchange rate of approximately 6.3 rubles to $1, and that it would allow the ruble to fall as far as 9.5 rubles to $1. Subsequently, the ruble fell sharply and the Russian Central Bank was unable to support the ruble, even at the previously-announced level. Through the end of 1998, there were large fluctuations in exchange rates for the ruble and the value of the ruble continued to decline in relation to the dollar, at times exceeding 20 rubles to $1. As of December 31, 1998, the exchange rate was approximately 20.7 rubles to $1, a decline of more than 68% from the ruble's mid-August 1998 level. As a result of the decline in the ruble exchange rate, the Company recorded foreign exchange losses of $53,848,000 related to its Russian operations during 1998.

     Foreign exchange risk: ICN Russia operates in a highly inflationary economy and uses the dollar as the functional currency rather than the Russian ruble. During the three year period ended December 31, 1998, the cumulative rate of inflation was approximately 180%. All foreign exchange gains and losses arising from foreign currency transactions and the effects of foreign exchange rate fluctuations are included in income. As of December 31, 1998, ICN Russia had a net monetary asset position of approximately $13,952,000 which would be subject to foreign exchange loss if a further decline in the value of the ruble in relation to the United States dollar were to occur.

     Credit Risk: The Company believes that the economic crisis in Russia has adversely affected the pharmaceutical industry in the region. Many Russian companies, including many of the Company's customers, continue to experience severe liquidity shortages as rubles are in short supply, and as Russian companies' hard-currency assets remain frozen in Russian banks. This liquidity crisis has diminished many Russian companies' ability to pay their debts, and is likely to lead to a number of business failures in the region.

                           ICN PHARMACEUTICALS, INC.

     In 1998, as a result of the Russian economic crisis, the Company recorded a charge of $42,289,000 among several of its operating segments, which is included in Eastern European Charges ($39,884,000) and cost of product sales ($2,405,000) in the accompanying consolidated statements of income. The charge consists of reserves of $37,873,000 for losses on accounts receivable, the write-off of certain investments of $2,011,000, and a reduction in the value of certain inventories of $2,405,000.

16. AGREEMENT WITH SCHERING-PLOUGH CORPORATION

     On July 28, 1995, the Company entered into an Exclusive License and Supply Agreement (the "License Agreement") and a Stock Purchase Agreement with Schering-Plough Corporation ("Schering-Plough"). Under the License Agreement, Schering-Plough licensed all oral forms of ribavirin for the treatment of chronic hepatitis C (HCV) in combination with Schering-Plough's alpha interferon. The License Agreement provided the Company an initial non-refundable payment and future royalty payments to the Company from sales of ribavirin by Schering-Plough, including certain minimum royalty rates. As part of the initial License Agreement, the Company retained the right to co-market ribavirin capsules in the European Union under its trademark Virazole(R). In addition, Schering-Plough will purchase up to $42,000,000 in common stock of the Company upon the achievement of certain regulatory milestones. Under the Agreement, Schering-Plough is responsible for all clinical developments worldwide. In 1998, the Company sold to Schering-Plough its right to co-market oral ribavirin for the treatment of HCV in the European Union, in exchange for increased royalty rates on sales of ribavirin worldwide.

     Royalty revenues for 1998 include amounts earned from United States commercial sales made by Schering-Plough subsequent to receipt of FDA approval, as well as royalties on compassionate use sales outside the United States, primarily in Western Europe. Royalty revenues for 1998 also include a one-time payment of $16,500,000 which the Company received from Schering-Plough in consideration for the sale to Schering-Plough of the additional marketing rights in the European Union, in settlement of past royalties, and as reimbursement for expenses incurred by the Company in preparation for the launch of ribavirin capsules in the European Union.

     In February 1999, Schering-Plough purchased 1,141,498 shares of the Company's common stock for $27,000,000. Although the shares are initially unregistered, under the terms of the Agreement Schering-Plough is entitled to certain registration rights.

17. SUPPLEMENTAL CASH FLOW DISCLOSURES

     The following table sets forth the amounts of interest and income taxes paid during 1998, 1997 and 1996 (in thousands):

                                               1998       1997       1996
                                              -------    -------    -------
Interest paid (net of amounts capitalized of
  $3,540, $5,419, and $3,770 in 1998, 1997,
  and 1996, respectively)...................  $34,240    $11,750    $20,477
                                              =======    =======    =======
Income taxes paid...........................  $15,207    $ 4,543    $ 6,845
                                              =======    =======    =======

------------------------------------------------------
------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER CONTAINED HEREIN OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THOSE TO WHICH IT RELATES, NOR DOES IT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Available Information.................    i
Incorporation of Certain Documents by
  Reference...........................   ii
Summary...............................    1
Risk Factors..........................   13
Use of Proceeds.......................   21
Capitalization........................   22
Selected Financial Data...............   23
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   26
The Exchange Offer....................   44
Business..............................   52
Management............................   64
Description of the New Notes..........   67
Book Entry; Delivery and Form.........   89
Certain U.S. Federal Income Tax
  Consequences........................   91
Plan of Distribution..................   96
Legal Matters.........................   96
Independent Public Accountants........   96
Index to Financial Statements.........  F-1


------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                ----------------
                                   PROSPECTUS
                                ----------------

                                  $325,000,000

                                      LOGO

                           ICN PHARMACEUTICALS, INC.
                               OFFER TO EXCHANGE
                                ALL OUTSTANDING
                          8 3/4% SENIOR NOTES DUE 2008
                                      FOR
                     8 3/4% SERIES B SENIOR NOTES DUE 2008
                                           , 1999
------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the General Corporation Law of Delaware empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

     Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith. However, if the director or officer is not successful in the defense of any action, suit or proceeding as referred to above or in the defense of any claim, issue or matter therein, he shall only be indemnified by the corporation as authorized in the specific case upon a determination that indemnification is proper because he or she met the applicable standard set forth above as determined by a majority of the disinterested Board of Directors or by the stockholders.

     The Registrant's bylaws provide indemnification to its officers and directors against liability they may incur in their capacity as such, which indemnification is similar to that provided by Section 145, unless a determination is reasonably and promptly made by a majority of the disinterested Board of Directors that the indemnitee acted in bad faith and in a manner that the indemnitee did not believe to be in or not opposed to the best interests of the Registrant, or, with respect to any criminal proceeding, that the indemnitee believed or had reasonable cause to believe that his or her conduct was unlawful.

     The Registrant carries directors' and officers' liability insurance, covering losses up to $5,000,000 (subject to a $500,000 deductible). The Registrant, as a matter of policy, enters into indemnification agreements with its directors and officers indemnifying them against liability they may incur in their capacity as such. The indemnification agreements require no specific standard of conduct for indemnification and make no distinction between civil and criminal proceedings, except in proceedings where the dishonesty of an indemnitee is alleged. Such indemnification is not available if an indemnitee is adjudicated to have acted in a deliberately dishonest manner with actual dishonest purpose and intent where such acts were material to the adjudicated proceeding. Additionally, the indemnity agreements do not provide indemnification for any claim against an indemnitee where the claim is based upon the indemnitee obtaining personal advantage or profit to which he or she was not legally entitled, the claim is for an accounting of profits made in connection with a violation of Section 16(b) of the Securities Exchange Act of 1934, or similar state law provision, or the claim was brought about or contributed to by the dishonesty of the indemnitee.

     Section 102(b)(7) of the Delaware General Corporation Law, as amended, permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the directors' duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under Section 174 of the Delaware General Corporation Law (relating to unlawful payment of dividend and unlawful stock purchase and redemption), or
(iv) for any transaction from which the director derived an improper personal benefit. The Registrant has provided in its certificate of incorporation, as amended, that its directors shall be exculpated from liability as provided under
Section 102(b)(7).

     The foregoing summaries are necessarily subject to the complete text of the Delaware General Corporation Law, the Registrant's Certificate of Incorporation and the agreements referred to above and are qualified in their entirety by reference thereto.


ITEM 21. EXHIBITS



    EXHIBIT
    NUMBER                            DESCRIPTION
    -------                           -----------
      1.1*    Purchase Agreement dated as of August 14, 1998, by and among
              ICN and Schroder & Co. Inc..................................
      3.1*    Restated Certificate of Incorporation of Registrant
              previously filed as Exhibit 3.1 to Registration Statement
              No. 33-84534 on Form S-4, which is incorporated herein by
              reference, as amended by the Certificate of Merger, dated
              November 10, 1994, of ICN Pharmaceuticals, Inc., SPI
              Pharmaceuticals, Inc. and Viratek, Inc. with and into ICN
              Merger Corp. previously filed as Exhibit 4.1 to Registration
              Statement No. 333-08179 on Form S-3, which is incorporated herein by reference.........................................
      3.2*    Bylaws of the Registrant previously filed as Exhibit 3.2 to
              Registration Statement No. 33-84534 on Form S-4, which is
              incorporated herein by reference............................
      4.1*    Indenture between ICN Pharmaceuticals, Inc. and American
              Stock Transfer and Trust Company, as trustee, relating to
              $115,000,000 8 1/2% Convertible Subordinated Notes due 1999
              (incorporated by reference to the Company's Annual Report on
              Form 10-K for the Year ended December 31, 1996).............
      4.2*    Indenture, dated as of August 20, 1998, by and among ICN and
              United States Trust Company of New York.....................
      4.3*    Registration Rights Agreement, dated as of August 20, 1998, by and among ICN and Schroder & Co. Inc.....................
      4.4*    Form of Old Note (included in Exhibit 4.2)..................
      4.5*    Form of New Note (included in Exhibit 4.2)..................
      4.6*    Form of letter of transmittal and notice of guaranteed
              delivery....................................................
      5.1*    Opinion of Proskauer Rose LLP...............................
      5.2     Form of tax opinion of Proskauer Rose LLP...................
     12.1     Statement re computation of ratios..........................
     15.1     Awareness letter of Independent Accountants regarding
              Unaudited Interim Financial Information.....................
     21.1*    Subsidiaries of the Registrant..............................
     23.1     Consent of PricewaterhouseCoopers LLP.......................
     23.2*    Consent of Proskauer Rose LLP (contained in opinion filed as
              Exhibit 5.1)................................................
     23.3     Form of Consent of Proskauer Rose LLP (contained in tax
              opinion filed as Exhibit 5.2)...............................
       24*    Power of Attorney (included on pages II-5 and II-6).........
       25*    Statement of eligibility of trustee.........................


---------------

*  Previously filed.

ITEM 22.  UNDERTAKINGS

     The undersigned registrant hereby undertakes:

     (a) To file, during any period in which officers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (d) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     (e) That every prospectus (i) that is filed pursuant to paragraph (d) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415 (Section 230.415 of this chapter), will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (f) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (g) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (h) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     (i) To supply by means of post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                        SIGNATURES AND POWER OF ATTORNEY


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Costa Mesa, State of California, on the 4th day of August 1999.


                                          ICN PHARMACEUTICALS, INC.

                                          By:       /s/ MILAN PANIC
                                            ------------------------------------
                                                        Milan Panic,
                                                   Chairman of the Board
                                                and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Date: August 4, 1999                      ICN PHARMACEUTICALS, INC.

                                          By:       /s/ MILAN PANIC
                                            ------------------------------------
                                                        Milan Panic,
                                                   Chairman of the Board
                                                and Chief Executive Officer

     Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


                      SIGNATURE                                    TITLE                    DATE
                      ---------                                    -----                    ----

                   /s/ MILAN PANIC                       Chairman of the Board and     August 4, 1999
-----------------------------------------------------     Chief Executive Officer
                     Milan Panic

                          *                              Executive Vice President,     August 4, 1999
-----------------------------------------------------   Chief Financial Officer and
                  John E. Giordani                          Corporate Controller

                          *                                       Director             August 4, 1999
-----------------------------------------------------
                 Norman Barker, Jr.

                          *                                       Director             August 4, 1999
-----------------------------------------------------
                Senator Birch E. Bayh

                          *                                       Director             August 4, 1999
-----------------------------------------------------
                   Alan F. Charles

                          *                                       Director             August 4, 1999
-----------------------------------------------------
            Roger Guillemin, M.D., Ph.D.

                          *                                 President, Director        August 4, 1999
-----------------------------------------------------
                     Adam Jerney

                      SIGNATURE                                    TITLE                    DATE
                      ---------                                    -----                    ----
                          *                                       Director             August 4, 1999
-----------------------------------------------------
                Andrei Kozyrev, Ph.D

                          *                                       Director             August 4, 1999
-----------------------------------------------------
               Weldon B. Jolley, Ph.D.

                          *                                       Director             August 4, 1999
-----------------------------------------------------
                 Jean-Francois Kurz

                          *                                       Director             August 4, 1999
-----------------------------------------------------
                  Thomas H. Lenagh

                          *                                       Director             August 4, 1999
-----------------------------------------------------
                  Charles T. Manatt

                          *                                       Director             August 4, 1999
-----------------------------------------------------
                  Stephen D. Moses

                          *                                       Director             August 4, 1999
-----------------------------------------------------
                Michael Smith, Ph.D.

                          *                                       Director             August 4, 1999
-----------------------------------------------------
               Roberts A. Smith, Ph.D.

                          *                                       Director             August 4, 1999
-----------------------------------------------------
                  Richard W. Starr


*By: /s/ DAVID C. WATT
------------------------------------
           David C. Watt
          Attorney-in-fact

                                 EXHIBIT INDEX


    EXHIBIT
    NUMBER                            DESCRIPTION
    -------                           -----------
      1.1*    Purchase Agreement dated as of August 14, 1998, by and among
              ICN and Schroder & Co. Inc..................................
      3.1*    Restated Certificate of Incorporation of Registrant
              previously filed as Exhibit 3.1 to Registration Statement
              No. 33-84534 on Form S-4, which is incorporated herein by
              reference, as amended by the Certificate of Merger, dated
              November 10, 1994, of ICN Pharmaceuticals, Inc., SPI
              Pharmaceuticals, Inc. and Viratek, Inc. with and into ICN
              Merger Corp. previously filed as Exhibit 4.1 to Registration
              Statement No. 333-08179 on Form S-3, which is incorporated herein by reference.........................................
      3.2*    Bylaws of the Registrant previously filed as Exhibit 3.2 to
              Registration Statement No. 33-84534 on Form S-4, which is
              incorporated herein by reference............................
      4.1*    Indenture between ICN Pharmaceuticals, Inc. and American
              Stock Transfer and Trust Company, as trustee, relating to
              $115,000,000 8 1/2% Convertible Subordinated Notes due 1999
              (incorporated by reference to the Company's Annual Report on
              Form 10-K for the Year ended December 31, 1996).............
      4.2*    Indenture, dated as of August 20, 1998, by and among ICN and
              United States Trust Company of New York.....................
      4.3*    Registration Rights Agreement, dated as of August 20, 1998, by and among ICN and Schroder & Co. Inc.....................
      4.4*    Form of Old Note (included in Exhibit 4.2)..................
      4.5*    Form of New Note (included in Exhibit 4.2)..................
      4.6*    Form of letter of transmittal and notice of guaranteed
              delivery....................................................
      5.1*    Opinion of Proskauer Rose LLP...............................
      5.2     Form of tax opinion of Proskauer Rose LLP...................
     12.1     Statement re computation of ratios..........................
     15.1     Awareness letter of Independent Accountants regarding
              Unaudited Interim Financial Information.....................
     21.1*    Subsidiaries of the Registrant..............................
     23.1     Consent of PricewaterhouseCoopers LLP.......................
     23.2*    Consent of Proskauer Rose LLP (contained in opinion filed as
              Exhibit 5.1)................................................
     23.3     Form of Consent of Proskauer Rose LLP (contained in the tax opinion filed as Exhibit 5.2)...............................
       24*    Power of Attorney (included on pages II-5 and II-6).........
       25*    Statement of eligibility of trustee.........................


---------------

* Previously filed.